Exhibit 3.1

CWB reports second quarter 2024 performance

Edmonton, May 31, 2024 – CWB Financial Group (TSX: CWB) (CWB) announced financial performance for the three and six months ended April 30, 2024, with quarterly common shareholders’ net income of $76 million and adjusted earnings per common share(1) (EPS) of $0.81 both up 9% from the prior year. Pre-tax, pre-provision income(1) increased by 15% from the prior year, which reflected strong revenue growth from the expansion of our net interest margin(1) and our continued measures to contain expense growth to drive positive operating leverage(1) of 5.9%. Growth in earnings this quarter was partially offset by an increase in the provision for credit losses as a percentage of average loans(1), with the current quarter provision slightly above our historical normal range.

Quarterly common shareholders’ net income and adjusted EPS decreased 13% sequentially. Pre-tax, pre-provision income decreased 7%, reflecting the impact of two fewer interest-earning days and seasonally higher non-interest expenses.

Our Board of Directors declared a cash dividend of $0.35 per common share, up two cents, or 6% from the dividend declared last year and one cent, or 3%, from last quarter.

“We are well positioned to increase our loan growth through the back half of the year,” said Chris Fowler, President and CEO. “Through the first half of the year, we have delivered a slower pace of loan growth than we originally anticipated which has dampened our full year revenue expectations and reduced our outlook for annual adjusted earnings per common share.”

“We will leverage our strong balance sheet and differentiated client experience to capitalize on a compelling opportunity to expand our market share as the economy strengthens. We have a history of accelerating our loan growth leading out of challenging economic times and our teams will execute our winning playbook to drive more growth across our Canadian footprint.”

(1)	Adjusted EPS, pre-tax, pre-provision income, net interest margin, operating leverage and the provision for credit losses on total loans as a percentage of average loans are non-GAAP measures. Refer to definitions and detail provided on pages 5 and 6.

CWB 2024 Second Quarter Report

OBSESSED WITH YOUR SUCCESSTM

Financial Performance

Q2 2024, compared to Q2 2023(1)	Common shareholders’ net income	$76 million	Up 9%
	Diluted EPS Adjusted EPS	$0.79 $0.81	Up 8% Up 9%
	Adjusted Return on Equity (ROE)	8.9%	No change
	Efficiency ratio	52.3%	Down 300 bp
	Pre-tax, pre-provision income	$137 million	Up 15%

(1)	Adjusted ROE and efficiency ratio are non-GAAP measures. Refer to definitions and detail provided on pages 5 and 6. bp – basis point

Common shareholders’ net income increased 9% compared to the same quarter last year as an 8% increase in revenue was partially offset by an increase in the total provision for credit losses as a percentage of average loans. An expanding net interest margin and our prudent expense management also drove 5.9% operating leverage and a 15% increase in our pre-tax, pre-provision income compared to the prior year.

Higher revenue was primarily driven by an 8% increase in net interest income, which was driven by a 14 basis point increase in net interest margin. The increase in net interest margin primarily reflected the benefit of increased yields on fixed term assets from higher market interest rates, which had a larger impact than the increase in deposit costs.

Non-interest expenses were up 2% primarily due to higher expenses associated with the opening of our new Toronto financial district banking centre and the phased roll-out of our new commercial digital and cash management platform. Higher non-interest expenses were partially offset by lower people costs associated with a temporary reduction in our overall staffing levels following our reorganization activities.

The second quarter effective tax rate was down 220 basis points from last year, reflecting the impacts of non-recurring adjustments arising from the completion of our 2023 tax filings this quarter.

The provision for credit losses on total loans as a percentage of average loans represented 26 basis points this quarter and was 14 basis points higher than the same quarter last year. A 24 basis point impaired loan provision was slightly above our historical normal experience, while the 12 basis point provision last year was significantly below.

Q2 2024, compared to Q1 2024	Common shareholders’ net income	$76 million	Down 13%
	Diluted EPS Adjusted EPS	$0.79 $0.81	Down 13% Down 13%
	Adjusted ROE	8.9%	Down 120 bp
	Efficiency ratio	52.3%	Up 310 bp
	Pre-tax, pre-provision income	$137 million	Down 7%

Compared to the prior quarter, lower common shareholders’ net income was primarily driven by higher non-interest expenses, a seven basis point increase in the total provision for credit losses as a percentage of average loans and a 1% decrease in revenue. Pre-tax, pre-provision income decreased 7%.

Lower revenue reflected a 4% decrease in net interest income, partially offset by a 17% increase in non-interest income. Higher non-interest income was driven by the combined impacts of higher foreign exchange income and higher wealth management fees. Net interest income decreased compared to the last quarter primarily due to two fewer interest-earning days and lower average interest-bearing assets. Net interest margin was consistent with the prior quarter as we benefitted from an increase in fixed term asset yields which exceeded the increase in deposit costs and from lower average liquidity. These benefits were offset by the impact from the $250 million subordinated debentures issued late in the first quarter to replace the Series F Non-Viability Contingent Capital (NVCC) subordinated debentures, which will be redeemed in the third quarter.

Non-interest expenses increased 4%, driven by the seasonal increase in statutory employee benefits and the timing of continued investments in our strategic priorities.

The provision for credit losses on total loans as a percentage of average loans was seven basis points higher than last quarter, reflecting a five basis point increase in the impaired loan provision and a two basis point increase in the performing loan provision.

CWB 2024 Second Quarter Report	2

YTD 2024, compared to YTD 2023	Common shareholders’ net income	$164 million	No change
	Diluted EPS Adjusted EPS	$1.70 $1.74	Down 1% Down 1%
	Adjusted ROE	9.5%	Down 90 bp
	Efficiency ratio	50.7%	Down 330 bp
	Pre-tax, pre-provision income	$284 million	Up 15%

bp – basis point

Common shareholders’ net income was consistent with last year as an increase in revenue was offset by a 21 basis point increase in the total provision for credit losses. Pre-tax, pre-provision income increased 15%.

Total revenue increased 7%, primarily reflecting an 8% increase in net interest income. Net interest margin increased by 11 basis points, which primarily reflected the benefit of increased yields on fixed term assets from higher market interest rates, which had a larger impact than the increase in deposit costs.

The total provision for credit losses as a percentage of average loans of 22 basis points was 21 basis points higher than the prior year, due to a 22 basis point increase in the impaired loan provision, partially offset by a one basis point decrease in the performing loan provision. The prior year impaired loan provision represented a one basis point recovery, primarily due to the reversal of a previously impaired loan write-off recognized in the first quarter of last year.

About CWB Financial Group

CWB Financial Group (CWB) is the only full-service bank in Canada with a strategic focus to meet the unique financial needs of businesses and their owners. We provide our nationwide clients with full-service business and personal banking, specialized financing, comprehensive wealth management offerings, and trust services. Clients choose CWB for a differentiated level of service through specialized expertise, customized solutions, and faster response times relative to the competition. Our people take the time to understand our clients and their business, and work as a united team to provide holistic solutions and advice.

As a public company on the Toronto Stock Exchange (TSX), CWB trades under the symbols “CWB” (common shares), “CWB.PR.B” (Series 5 preferred shares) and “CWB.PR.D” (Series 9 preferred shares). We are firmly committed to the responsible creation of value for all our stakeholders and our approach to sustainability will support our continued success. Learn more at www.cwb.com.

Fiscal 2024 Second Quarter Results Conference Call

CWB’s second quarter results conference call is scheduled for Friday, May 31, 2024, at 10:00 a.m. ET (8:00 a.m. MT). CWB’s executives will comment on financial results and respond to questions from analysts.

The conference call may be accessed on a listen-only basis by dialing (416) 764-8688 (Toronto) or 1 (888) 390-0546 (toll-free) and entering passcode: 39517734. The call will also be webcast live on CWB’s website:

www.cwb.com/investor-relations/quarterly-reports.

A replay of the conference call will be available until June 7, 2024 by dialing (416) 764-8677 (Toronto) or 1 (888) 390-0541 (toll-free) and entering passcode: 517734#.

FOR FURTHER INFORMATION CONTACT:

Chris Williams, MBA

AVP, Investor Relations

Phone: (780) 508-8229

Email: chris.williams@cwbank.com

Contents	Selected Financial Highlights	4
	Management’s Discussion and Analysis	5
	Interim Consolidated Financial Statements	19
	Shareholder Information	39

CWB 2024 Second Quarter Report	3

Selected Financial Highlights

	For the three months ended			Change from		For the six months ended		Change from
(unaudited) (thousands, except per share amounts)	April 30 2024	January 31 2024	April 30 2023	April 30 2023		April 30 2024	April 30 2023	April 30 2023
Results from Operations
Net interest income	$249,758	$259,071	$230,523	8%		$508,829	$472,803	8%
Non-interest income	36,164	30,920	33,891	7		67,084	64,502	4
Total revenue	285,922	289,991	264,414	8		575,913	537,305	7
Pre-tax, pre-provision income(1)	136,523	147,294	118,248	15		283,817	247,278	15
Common shareholders’ net income	76,359	87,921	70,040	9		164,280	164,403	-
Common Share Information
Earnings per common share
Basic	$0.79	$0.91	$0.73	8%		$1.70	$1.72	(1)
Diluted	0.79	0.91	0.73	8		1.70	1.72	(1)
Adjusted(1)	0.81	0.93	0.74	9		1.74	1.76	(1)
Cash dividends	0.34	0.34	0.32	6		0.68	0.64	6
Book value(1)	37.13	37.11	34.90	6		37.13	34.90	6
Closing market value	26.41	29.61	24.30	9		26.41	24.30	9
Common shares outstanding (thousands)	96,545	96,485	96,308	-		96,545	96,308	-
Performance Measures(1)
Return on common shareholders’ equity	8.7%	9.9%	8.7%	-	bp	9.3%	10.1%	(80	)bp
Adjusted return on common shareholders’ equity	8.9	10.1	8.9	-		9.5	10.4	(90)
Return on assets	0.74	0.82	0.69	5		0.78	0.80	(2)
Net interest margin	2.40	2.40	2.26	14		2.40	2.29	11
Efficiency ratio	52.3	49.2	55.3	(300)		50.7	54.0	(330)
Operating leverage	5.9	7.1	(3.1)	nm		6.5	(5.9)	nm
Credit Quality(1)
Provision for credit losses on total loans as a percentage of average loans(2)	0.26	0.19	0.12	14		0.22	0.01	21
Provision for (recovery of) credit losses on impaired loans as a percentage of average loans(2)	0.24	0.19	0.12	12		0.21	(0.01)	22
Balance Sheet
Assets	$41,951,726	$42,694,873	$42,227,843	1%
Loans(3)	37,174,346	36,942,450	37,150,595	-
Deposits	32,806,121	33,487,898	33,255,533	(1)
Debt	3,935,704	3,991,534	3,846,915	2
Shareholders’ equity	4,159,289	4,155,537	3,935,941	6
Off-Balance Sheet
Wealth Management
Assets under management and administration	8,778,229	8,629,063	8,149,396	8
Assets under advisement(4)	2,394,694	2,355,753	2,208,618	8
Assets Under Administration – Other	17,550,681	16,744,975	15,092,141	16
Capital Adequacy(5)
Common equity Tier 1 ratio	10.1%	10.0%	9.3%	80	bp
Tier 1 ratio	11.8	11.8	11.1	70
Total ratio	14.6	14.6	13.1	150
Other
Number of full-time equivalent staff	2,516	2,454	2,734	(8)%

(1)	Non-GAAP measure – refer to definitions and detail provided on pages 5 and 6.
(2)	Includes provisions for credit losses on loans, committed but undrawn credit exposures and letters of credit.
(3)	Excludes the allowance for credit losses.
(4)	Primarily comprised of assets under advisement related to our Indigenous Services wealth management business.
(5)	Calculated using the Standardized approach in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

bp – basis point

nm – not meaningful

CWB 2024 Second Quarter Report	4

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A), dated May 30, 2024, should be read in conjunction with the interim consolidated financial statements of Canadian Western Bank (CWB) for the periods ended April 30, 2024, available on SEDAR at www.sedarplus.ca and on CWB’s website at www.cwb.com.

The interim consolidated financial statements have been prepared under International Accounting Standard 34 Interim Financial Reporting in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are presented in Canadian dollars.

Forward-looking Statements

From time to time, we make written and verbal forward-looking statements. Statements of this type are included in our Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as media releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about our objectives and strategies, targeted and expected financial results and the outlook for CWB’s businesses or for the Canadian economy. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may increase”, “may impact”, “goal”, “focus”, “potential”, “proposed” and other similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations, and conclusions will not prove to be accurate, that our assumptions may not be correct, and that our strategic goals will not be achieved.

A variety of factors, many of which are beyond our control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada including housing and commercial real estate market conditions and household and business indebtedness, the volatility and level of liquidity in financial markets, fluctuations in interest rates and currency values, the volatility and level of various commodity prices, changes in monetary policy, changes in economic and political conditions, material changes to trade agreements, legislative and regulatory developments, changes in supervisory expectations or requirements for capital, interest rate and liquidity management, legal developments, the level of competition, the occurrence of natural catastrophes, outbreaks of disease or illness that affect local, national or international economies, changes in accounting standards and policies, information technology and cyber risk, the accuracy and completeness of information we receive about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, the impact of bank failures or other adverse developments at other banks that drive negative investor and depositor sentiment regarding the stability and liquidity of banks, and our ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

Additional information about these factors can be found in the Risk Management section of our 2023 Annual MD&A. These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. Any forward-looking statements contained in this document represent our views as of the date hereof. Unless required by securities law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf. The forward-looking statements contained in this document are presented for the purpose of assisting readers in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian economy over the forecast horizon and how it will affect our business are material factors considered when setting organizational objectives and targets. In determining expectations for economic growth, we consider our own forecasts, economic data and forecasts provided by the Canadian government and its agencies, as well as certain private sector forecasts. These forecasts are subject to inherent risks and uncertainties that may be general or specific. Where relevant, material economic assumptions underlying forward-looking statements are disclosed within the Outlook and Allowance for Credit Losses sections of this MD&A and our 2023 Annual MD&A.

Non-GAAP Measures

We use a number of financial measures and ratios to assess our performance against strategic initiatives and operational benchmarks. Some of these financial measures and ratios do not have standardized meanings prescribed by Generally Accepted Accounting Principles (GAAP) and may not be comparable to similar measures presented by other financial institutions. Non-GAAP financial measures and ratios provide readers with an enhanced understanding of how we view our financial performance. These measures and ratios may also provide the ability to analyze trends related to profitability and the effectiveness of our operations and strategies and are disclosed in compliance with National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure.

CWB 2024 Second Quarter Report	5

Management’s Discussion and Analysis

To calculate non-GAAP financial measures, we exclude certain items from our financial results prepared in accordance with IFRS. Adjustments relate to items which we believe are not indicative of underlying operating performance. Our non-GAAP financial measures include:

●	Adjusted non-interest expenses – total non-interest expenses, excluding pre-tax costs associated with amortization of acquisition-related intangible assets, a reorganization of our operations, and acquisition and integration costs. Non-recurring reorganization costs were incurred to execute reorganization initiatives to realize efficiencies in our banking centre footprint, operational support functions, and administrative processes. Acquisition and integration costs include direct and incremental costs incurred as part of the execution and integration of business acquisitions.
●	Adjusted common shareholders’ net income – total common shareholders’ net income, excluding the costs associated with amortization of acquisition-related intangible assets, organizational redesign initiatives, and acquisition and integration costs, net of tax.
●	Pre-tax, pre-provision income – total revenue less adjusted non-interest expenses.

The following table provides a reconciliation of our non-GAAP financial measures to our reported financial results.

	For the three months ended			Change from	For the six months ended		Change from
(unaudited) (thousands)	April 30 2024	January 31 2024	April 30 2023	April 30 2023	April 30 2024	April 30 2023	April 30 2023
Non-interest expenses	$151,912	$145,627	$148,388	2%	$297,539	$295,605	1%
Adjustments (before tax):
Amortization of acquisition-related intangible assets	(1,728)	(1,728)	(2,032)	(15)	(3,456)	(5,013)	(31)
Non-recurring reorganization costs	(785)	(1,202)	-	100	(1,987)	-	100
Acquisition and integration costs	-	-	(190)	(100)	-	(565)	(100)
Adjusted non-interest expenses	$149,399	$142,697	$146,166	2%	$292,096	$290,027	1%
Common shareholders’ net income	$76,359	$87,921	$70,040	9%	$164,280	$164,403	-%
Adjustments (after-tax):
Amortization of acquisition-related intangible assets(1)	1,268	1,268	1,500	(15)	2,536	3,946	(36)
Non-recurring reorganization costs(2)	583	894	-	100	1,477	-	100
Acquisition and integration costs(3)	-	-	143	(100)	-	424	(100)
Adjusted common shareholders’ net income	$78,210	$90,083	$71,683	9%	$168,293	$168,773	-%
Total revenue	$285,922	$289,991	$264,414	8%	$575,913	$537,305	7%
Less:
Adjusted non-interest expenses (see above)	149,399	142,697	146,166	2	292,096	290,027	1
Pre-tax, pre-provision income	$136,523	$147,294	$118,248	15%	$283,817	$247,278	15%

(1)	Net of income tax of $460 for the three months ended April 30, 2024 (Q1 2024 – $460, Q2 2023 – $532) and $920 for the six months ended April 30, 2024 (Q2 2023 – $1,067).
(2)	Net of income tax of $202 for the three months ended April 30, 2024 (Q1 2024 – $308, Q2 2023 – $nil) and $510 for the six months ended April 30, 2024 (Q2 2023 – $nil).
(3)	Net of income tax of $nil for the three months ended April 30, 2024 (Q1 2024 – $nil, Q2 2023 – $47) and $nil for the six months ended April 30, 2024 (Q2 2023 – $141).

Non-GAAP ratios are calculated using the non-GAAP financial measures defined above. Our non-GAAP ratios include:

●	Adjusted earnings per common share – diluted earnings per common share calculated with adjusted common shareholders’ net income.
●	Adjusted return on common shareholders’ equity – annualized adjusted common shareholders’ net income divided by average common shareholders’ equity, which is total shareholders’ equity excluding preferred shares and limited recourse capital notes.
●	Efficiency ratio – adjusted non-interest expenses divided by total revenue.
●	Operating leverage – growth rate of total revenue less growth rate of adjusted non-interest expenses.

Supplementary financial measures are measures that do not have definitions prescribed by GAAP, but do not meet the definition of a non-GAAP financial measure or ratio. Our supplementary financial measures include:

●	Return on assets – annualized common shareholders’ net income divided by average total assets.
●	Net interest margin – annualized net interest income divided by average total assets.
●	Return on common shareholders’ equity – annualized common shareholders’ net income divided by average common shareholders’ equity.
●	Write-offs as a percentage of average loans – annualized write-offs divided by average total loans.
●	Book value per common share – total common shareholders’ equity divided by total common shares outstanding.
●	Franchise deposits (formerly referred to as branch-raised deposits) – total deposits excluding broker term and capital market deposits.
●	Provision for credit losses on total loans as a percentage of average loans – annualized provision for credit losses on loans, committed but undrawn credit exposures and letters of credit divided by average total loans. Provisions for credit losses related to debt securities measured at fair value through other comprehensive income (FVOCI) and other financial assets are excluded.
●	Provision for credit losses on impaired loans as a percentage of average loans – annualized provision for credit losses on impaired loans divided by average total loans.
●	Provision for credit losses on performing loans as a percentage of average loans – annualized provision for credit losses on performing loans (Stage 1 and 2) divided by average total loans.
●	Average balances – average daily balances.

CWB 2024 Second Quarter Report	6

Management’s Discussion and Analysis

Outlook

Economic Conditions

Growth of the Canadian economy was muted through the first half of fiscal 2024 but is anticipated to gradually strengthen in the back half of the year. Elevated interest rates continue to slow consumer spending and lower demand for credit. The Bank of Canada expects inflation to continue to gradually decline and ultimately return to their target level in fiscal 2025.

On the assumption that inflation continues to gradually decline, we expect policy interest rate reductions in the latter part of the year.

Annual 2024 Financial Performance Expectations

Annual Metric	Fiscal 2024 full year expectations
Loan growth	Approximately 3%
Franchise deposits growth	Approximately 2%
Operating Leverage	Positive
Adjusted earnings per common share	$3.50 to $3.60

Our teams remain focused on executing our strategy and we anticipate additional momentum within our risk-adjusted pricing criteria in the second half of the year, with expected annual loan growth of approximately 3% within our disciplined risk appetite. The timing of loan growth is later in the year than we previously anticipated, which has reduced our outlook for revenue for the remainder of the year.

We continued the initial launch of our new commercial digital and cash management platform this quarter through a phased roll out to existing customers to prepare for a broader launch. We expect growth of franchise deposits to increase once we begin onboarding our pipeline of new cash management clients onto the platform later this year. On an annual basis, we expect to deliver franchise deposit growth of approximately 2%.

Net interest margin is expected to grow in the second half of the year as we benefit from anticipated loan growth targeted to optimize risk-adjusted returns.

We will continue to carefully monitor and manage our expenditures while making targeted increases in our customer focused staffing complement to support our expectations of increased loan growth in the second half of the year and into fiscal 2025. We continue to expect positive operating leverage on a full year basis, but expect negative operating leverage in the third quarter, as we will benefit from the revenue produced by our expected acceleration of loan growth in future periods.

The sustained impact of higher interest rates coupled with the current economic environment is expected to continue to result in elevated borrower default rates and impaired loan formations over the remainder of the year. Consistent with our experience in prior periods of economic volatility, our prudent lending approach supports our continued expectation that our provision for credit losses will remain within our historical normal range of 18 to 23 basis points on an annual basis. We expect to be on the higher end of our normal range reflecting the provision for credit losses recognized in the first half of the year.

Based on the outcome of the economic and financial assumptions described above and presuming no significant adverse shift in the macroeconomic environment, we now expect adjusted earnings per common share in a range of $3.50 to $3.60 on an annual basis.

CWB 2024 Second Quarter Report	7

Management’s Discussion and Analysis

Financial Performance

Net Income and Profitability Ratios

Q2 2024 vs. Q2 2023

Common shareholders’ net income of $76 million and diluted earnings per common share of $0.79 both increased 8% compared to the same quarter last year. Adjusted common shareholders’ net income of $78 million and adjusted earnings per common share of $0.81 both increased 9%. Pre-tax, pre-provision income of $137 million was up 15%. Total revenue increased 8%, primarily due to a 7% increase in non-interest income and an 8% increase in net interest income, which was driven by a 14 basis point increase in net interest margin. Non-interest expenses were up 2%. The provision for credit losses on total loans as a percentage of average loans represented 26 basis points this quarter and was 14 basis points higher than the same quarter last year. A 24 basis point impaired loan provision was slightly above our historical normal experience, while the 12 basis point provision last year was significantly below.

Q2 2024 vs. Q1 2024

On a sequential basis common shareholders’ net income and diluted earnings per common share both decreased 13%. Pre-tax, pre-provision income decreased 7%. Total revenue decreased 1% as a 17% increase in non-interest income was more than offset by a 4% decrease in net interest income, primarily due to two fewer interest-earning days and a decline in total average interest-bearing assets. Higher non-interest income was primarily due to the combined impacts of higher foreign exchange income and higher wealth management fees. Non-interest expenses were up 4%. The provision for credit losses on total loans as a percentage of average loans was seven basis points higher than last quarter, reflecting a five basis point increase in the impaired loan provision and a two basis point increase in the performing loan provision.

YTD 2024 vs. YTD 2023

Common shareholders’ net income of $164 million remained consistent with the prior year, while diluted earnings per common share of $1.70 and adjusted earnings per common share of $1.74 were both down 1%. Pre-tax, pre-provision income of $284 million increased 15%. Total revenue grew 7%, reflective of an 8% increase in net interest income and a 4% increase in non-interest income. Non-interest expenses were up 1%. The total provision for credit losses as a percentage of average loans of 22 basis points was 21 basis points higher than the prior year, due to a 22 basis point increase in the impaired loan provision, partially offset by a one basis point decrease in the performing loan provision. The prior year impaired loan provision represented a one basis point recovery, primarily due to the reversal of a previously impaired loan write-off recognized in the first quarter last year.

ROE and ROA

ROE of 8.7% and adjusted ROE of 8.9% were consistent with the same quarter last year, as higher common shareholders’ net income was offset by higher average common shareholders’ equity.

Compared to last quarter, ROE and adjusted ROE both decreased 120 basis points, respectively, driven by lower common shareholders’ net income and higher average common shareholders’ equity.

On a year-to-date basis, ROE of 9.3% and adjusted ROE of 9.5% declined 80 basis points and 90 basis points, respectively, primarily due to an increase in average common shareholder’s equity.

The second quarter return on assets (ROA) of 0.74% was five basis points higher than the same quarter last year, reflecting higher common shareholders’ net income, partially offset by higher average assets. Compared to the prior quarter, ROA decreased eight basis points as lower common shareholders’ net income was partially offset by lower average assets. On a year-to-date basis ROA of 0.78% was two basis points lower than last year due to an increase in average assets.

CWB 2024 Second Quarter Report	8

Management’s Discussion and Analysis

Total Revenue

Second quarter total revenue of $286 million increased 8% from the same quarter last year and declined 1% compared to the prior quarter. On a year-to-date basis, total revenue of $576 million increased 7% from last year.

Net Interest Income

Q2 2024 vs. Q2 2023, YTD 2024 vs. YTD 2023

Net interest income of $250 million increased 8% compared to the same quarter last year primarily due to the benefit of a 14 basis point increase in net interest margin and one additional interest earning day. On a year-to-date basis, net interest income of $509 million increased 8% from the prior year primarily due to an 11 basis point increase in net interest margin. The increase in net interest margin in both periods primarily reflected the benefit of increased yields on fixed term assets from higher market interest rates, which had a larger impact than the increase in deposit costs.

Q2 2024 vs. Q1 2024

Net interest income decreased 4% sequentially, primarily reflecting two fewer interest-earnings days and a decline in average interest-bearing assets. Net interest margin of 2.40% was consistent with the prior quarter as we benefitted from an increase in fixed term asset yields which exceeded the increase in deposit costs and from lower average liquidity. These benefits were offset by the impact from the $250 million subordinated debentures issued late in the first quarter to replace the Series F Non-Viability Contingent Capital (NVCC) subordinated debentures, which will be redeemed in the third quarter.

Non-interest Income

Q2 2024 vs. Q2 2023

Non-interest income of $36 million increased 7% compared to the same quarter last year, primarily due to higher wealth management fees.

Q2 2024 vs. Q1 2024

Non-interest income increased 17% sequentially, primarily due to the combined impacts of higher foreign exchange income and higher wealth management fees.

YTD 2024 vs. YTD 2023

On a year-to-date basis, non-interest income of $67 million increased 4%, primarily due to higher wealth management, credit related and trust service fees, partially offset by a reduction in the fair value of our derivative contracts used to manage foreign exchange risk recognized in the first quarter of this year.

Non-interest Expenses

Q2 2024 vs. Q2 2023

Non-interest expenses of $152 million increased 2% compared to the same quarter last year, primarily due to higher expenses associated with the opening of our new Toronto financial district banking centre and the phased roll-out of our new commercial digital and cash management. Higher non-interest expenses were partially offset by lower people costs associated with a temporary reduction in our overall staffing levels following our reorganization activities.

Q2 2024 vs. Q1 2024

Non-interest expenses were up 4% sequentially, primarily driven by the seasonal increase in statutory employee benefits and the timing of continued investments in our strategic priorities.

YTD 2024 vs. YTD 2023

On a year-to-date basis, non-interest expenses of $298 million were up 1%, as the impact of our new Toronto financial district banking centre and new commercial digital and cash management platform and continued investment in our overall digital capabilities, were offset by lower people costs.

CWB 2024 Second Quarter Report	9

Management’s Discussion and Analysis

Efficiency ratio and operating leverage

Q2 2024 vs. Q2 2023, YTD 2024 vs. YTD 2023

Operating leverage was positive 5.9% this quarter, compared to negative 3.1% last year. Year-to-date operating leverage of positive 6.5% compared to negative 5.9% last year. The strong positive operating leverage in the current quarter and year-to-date reflects our efforts to contain staffing levels based on the lower loan growth delivered in the first half of the year. As a result, the second quarter efficiency ratio of 52.3% decreased from 55.3% in the same quarter last year and from 54.0% to 50.7% on a year-to-date basis.

Q2 2024 vs. Q1 2024

On a sequential basis, operating leverage declined 120 basis points, while our efficiency ratio increased 310 basis points, primarily reflecting lower revenue from two fewer interest-earning days and seasonally higher non-interest expenses.

Income Taxes

The second quarter effective tax rate of 24.7% was down 220 basis points from last year and 100 basis points from last quarter. On a year-to-date basis, the effective tax rate of 25.2% was down 80 basis points compared to the prior year. The lower effective tax rate was primarily due to the impacts of one-time adjustments arising from the completion of our 2023 tax filings this quarter. On a year-to-date basis, the lower effective tax rate was partially offset by the full year-to-date impact of the additional 1.5% of federal income tax associated with the enactment of Bill C-32, which received Royal Assent on December 15, 2022.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI), net of tax.

Q2 2024 vs. Q2 2023

Comprehensive income of $41 million was down $58 million from the prior year, reflective of a $65 million decrease in OCI, partially offset by a $6 million increase in net income. Lower OCI was primarily driven by fair value losses associated with our derivatives designated as cash flow hedges ($37 million) and our debt securities measured at fair value through other comprehensive income (FVOCI) ($29 million).

Q2 2024 vs. Q1 2024

Compared to the prior quarter, comprehensive income was down $125 million, reflective of a $114 million decrease in OCI and a $10 million decrease in net income. Lower OCI was primarily driven by fair value losses associated with our derivatives designated as cash flow hedges ($71 million) and our debt securities measured at FVOCI ($39 million).

YTD 2024 vs. YTD 2023

Year-to-date comprehensive income of $207 million was down $22 million, primarily due to a $21 million decrease in OCI. Lower OCI was primarily driven by fair value losses associated with our debt securities measured at FVOCI ($19 million) and our derivatives designated as cash flow hedges ($12 million).

CWB 2024 Second Quarter Report	10

Management’s Discussion and Analysis

Balance Sheet

Total assets of $42.0 billion were down 1% from last year and 2% from last quarter.

Cash and Securities

Our cash and securities portfolio is comprised of high-quality debt instruments and used exclusively for liquidity management purposes. Cash, securities and securities purchased under resale agreements totaled $3.9 billion, compared to $4.3 billion last year and $4.9 billion last quarter. Average balances of cash and securities for the three months ended April 30, 2024 were $4.4 billion, compared to $4.5 billion last year and $5.0 billion last quarter. Higher average liquidity in the prior quarter primarily reflected higher than expected franchise deposit growth, which normalized in the current quarter as expected.

Consistent with our risk appetite, we continue to maintain a prudent liquidity position and conservative investment profile. Our liquidity management is based on an internal stressed cash flow model, with the level of liquid assets driven primarily by the term structure of both assets and liabilities, and the liquidity structure of liabilities. The composition of our total liquid assets supports ongoing compliance with the OSFI Liquidity Adequacy Requirements (LAR) guideline and our own internal policies.

Net unrealized losses on cash and securities, before tax, recorded on the balance sheet totaled $39 million compared to $103 million last year and $30 million last quarter. Our securities are primarily comprised of debt securities issued or guaranteed by federal and provincial governments used exclusively for liquidity and interest rate management purposes. Fluctuations in the value of securities are generally attributed to changes in interest rates driven by movement in market credit spreads and shifts in the interest rate curve. The elevated net unrealized losses on cash and securities in the prior year were primarily driven by a significant and rapid increase in market interest rates in the prior year. During the quarter and in line with our liquidity management strategies and risk appetite, we realized nominal net gains and losses on security sales, consistent with last year and last quarter.

Loans

Total loans, excluding the allowance for credit losses, of $37.2 billion were consistent with last year and increased 1% ($0.2 billion) from last quarter. Our second quarter loan growth reflected our continued focus on optimizing risk-adjusted returns in the current economic environment.

		% of total as			Change from
(unaudited) (millions)	April 30 2024	at April 30 2024	January 31 2024	April 30 2023	April 30 2023

General commercial loans	$13,943	38%	$13,716	$13,209	6%
Personal loans and mortgages	7,059	19	7,154	7,215	(2)
Commercial mortgages	6,818	18	6,886	7,488	(9)
Equipment financing and leasing	5,770	16	5,685	5,615	3
Real estate project loans	3,029	8	3,002	3,228	(6)
Oil and gas production loans	555	1	499	396	40
Total loans outstanding(1)	$37,174	100%	$36,942	$37,151	-%

(1)	Total loans outstanding by lending sector exclude the allowance for credit losses.

Q2 2024 vs. Q2 2023

General commercial loans grew 6% on an annual basis, reflecting strong nationwide growth in our strategically targeted lending portfolio.

Personal loans and mortgages declined 2% compared to the prior year as strong new lending volumes in our broker originated uninsured mortgage portfolio, with prudent loan-to-values, were more than offset by scheduled paydowns and payouts and a decline in our participation in the National Housing Act Mortgage Backed Securities (NHA MBS) program.

Our commercial mortgage portfolio declined 9% with new origination volume more than offset by scheduled repayments and loan payouts, as fewer new lending opportunities met our risk-adjusted return expectations.

Our equipment financing and leasing portfolio increased 3%, with new origination volume dampened by continued high levels of market competition for high quality borrowers in the current economic environment.

Real estate project loans decreased 6% as a lower than usual volume of new project starts from top-tier borrowers was more than offset by payouts associated with project completions, primarily in Alberta.

CWB 2024 Second Quarter Report	11

Management’s Discussion and Analysis

Oil and gas production loans were up $159 million primarily due to participation in syndicated facilities that remain within our risk appetite. Our exposures to oil and gas service and production businesses each represent approximately 2% of total loans.

Q2 2024 vs. Q1 2024

Growth in the quarter was led by our strategically targeted general commercial portfolio, which increased 2%.

Personal loans and mortgages declined 1% as new origination volumes were more than offset by scheduled paydowns and payouts and a decline in our participation in the NHA MBS program.

Our commercial mortgage portfolio declined 1%, as new lending opportunities that met our risk-adjusted return expectations were more than offset by scheduled repayments.

Our equipment financing and leasing portfolio increased 1%, primarily in BC and Ontario.

Real estate project loans increased 1%, as new project starts, mostly in BC, were partially offset by payouts in the current quarter associated with the timing of project completions, primarily in Alberta.

Oil and gas production loans were up $56 million primarily due to participation in syndicated facilities that remain within our risk appetite.

Geographic diversification

					Change from
(unaudited) (millions)	April 30 2024	% of total as at April 30 2024	January 31 2024	April 30 2023	April 30 2023

British Columbia	$12,181	33%	$11,963	$12,148	-%
Alberta	10,874	29	10,937	11,168	(3)
Ontario	9,379	25	9,405	9,287	1
Saskatchewan	1,519	4	1,531	1,550	(2)
Quebec	1,356	4	1,318	1,265	7
Manitoba	1,028	3	1,013	1,042	(1)
Other	837	2	775	691	21
Total loans outstanding(1)	$37,174	100%	$36,942	$37,151	-%

(1)	Total loans outstanding by geographic region exclude the allowance for credit losses.

Q2 2024 vs. Q2 2023

Ontario loan growth of 1% was driven primarily by growth in our general commercial portfolio, supported by our Markham and Mississauga banking centres. Alberta loans declined 3% as growth in general commercial loans was more than offset by lower commercial mortgages and real estate project loans. BC loans remained consistent with the prior year as growth in general commercial and real estate project loans, were offset by a decline in commercial mortgages. Quebec loans increased 7% driven by strong growth in the general commercial and equipment financing portfolios.

Q2 2024 vs. Q1 2024

Strong loan growth of 2% in BC was driven primarily by real estate project loans and our strategically targeted general commercial portfolio. All other provinces remained relatively consistent with the prior quarter as growth in general commercial and oil and gas production loans was offset by a decline in commercial mortgages, personal loans and mortgages and real estate project loans. Excluding the decline in personal loans and mortgages, Ontario loans increased $52 million, supported by our Markham, Mississauga and Toronto financial district banking centres.

CWB 2024 Second Quarter Report	12

Management’s Discussion and Analysis

Credit Quality

Credit quality continues to be supported by the secured nature of our lending portfolio, disciplined underwriting practices and proactive loan management.

Gross impaired loans

The level of gross impaired loans fluctuates as loans become impaired and are subsequently resolved and does not directly reflect the dollar value of expected write-offs given tangible security held in support of lending exposures. Gross impaired loans totaled $357 million, up from $253 million last year and $317 million last quarter.

	For the three months ended			Change from
(unaudited) (thousands)	April 30 2024	January 31 2024	April 30 2023	April 30 2023

Gross impaired loans, beginning of period	$316,944	$265,976	$273,678	16%
New formations	90,415	114,849	104,112	(13)
Reductions, impaired accounts paid down or returned to performing status	(37,978)	(47,453)	(113,514)	(67)
Write-offs	(12,113)	(16,428)	(11,563)	5
Total(1)	$357,268	$316,944	$252,713	41%

Balance of the ten largest impaired accounts	148,451	151,720	127,718	16%
Total number of accounts classified as impaired(2)	317	271	249	27
Gross impaired loans as a percentage of gross loans	0.96%	0.86%	0.68%	28	bp

(1)	Gross impaired loans include foreclosed assets held for sale with a carrying value of $6,029 (January 31, 2024 – $5,342; October 31, 2023 – $2,712). We pursue timely realization of foreclosed assets and do not use the assets for our own operations.
(2)	Total number of accounts excludes CWB National Leasing. bp – basis point

Gross impaired loans represented 0.96% of gross loans, up from 0.68% last year and up from 0.86% last quarter. The increase in gross impaired loans was driven by new formations of impaired loans of $90 million this quarter, reflecting the impact of sustained higher interest rates and overall economic conditions. Our strong credit risk management framework, including well-established underwriting standards, the secured nature of our lending portfolio with conservative loan-to-value ratios, and proactive approach to working with clients through difficult periods continues to be an effective approach to minimize realized losses on the resolution of impaired loans. This is demonstrated by our history of low write-offs as a percentage of total loans, including through past periods of economic volatility.

Allowance for credit losses

As at April 30, 2024, the total allowance for credit losses (Stages 1, 2 and 3) was $191 million, compared to $171 million last year and $178 million last quarter. Further information related to our total allowance for credit losses is provided in Note 4 of the interim consolidated financial statements for the period ended April 30, 2024.

				Change from
(unaudited) (thousands)	April 30 2024	January 31 2024	April 30 2023	April 30 2023

Performing (Stage 1 and 2)
Loans	$131,613	130,136	$119,382	10%
Committed but undrawn credit exposures and letters of credit	3,030	2,518	4,292	(29)
	134,643	132,654	123,674	9
Impaired loans (Stage 3)	56,424	45,591	46,850	20
Total	$191,067	$178,245	$170,524	12%

Performing loan allowance

The performing loan allowance is estimated based on 12-month expected credit losses for Stage 1, while loans in Stage 2 require the recognition of lifetime expected credit losses. The proportion of performing loans in Stage 2 at the end of the current quarter was 13%, compared to 14% last year and consistent with last quarter.

The performing loan allowance increased $11 million (9%) from the prior year and reflected a continued weakening of the economy over the past year. Compared to the prior quarter the performing loan allowance increased $2 million (2%), primarily reflecting a marginal deterioration in our macroeconomic forecast and a larger loan balance.

Key economic variables incorporated into our ECL models are inherently prone to volatility on a forward-looking basis. Hindsight cannot be used, so while evolving macroeconomic assumptions may result in future forecasts that differ from those used in the ECL estimation as at April 30, 2024, those changes will be reflected in future periods.

CWB 2024 Second Quarter Report	13

Management’s Discussion and Analysis

In estimating the performing loan allowance, where required we supplement our modeled ECL to reflect expert credit judgements. These expert credit judgements incorporate the estimated impacts of factors that are not fully captured through our modeled ECL.

Impaired loan allowance

The current period allowance for impaired loans (Stage 3) was $56 million, compared to $47 million last year and $46 million last quarter. To determine allowances for impaired loans, we establish estimates through detailed analysis of both the overall quality and ultimate marketability of the security held against each impaired account on a case-by-case basis.

Provision for credit losses

The current quarter provision for credit losses on total loans as a percentage of average loans was 26 basis points, compared to 12 basis points last year and 19 basis points last quarter.

	For the three months ended			Change from		For the six months ended		Change from
(unaudited) (as a % of average loans)	April 30 2024	January 31 2024	April 30 2023	April 30 2023		April 30 2024	April 30 2023	April 30 2023
Provision for (recovery of) credit losses
Performing loans	0.02%	-%	-%	2	bp	0.01%	0.02%	(1)	bp
Impaired loans	0.24	0.19	0.12	12		0.21	(0.01)	22
Total	0.26	0.19	0.12	14		0.22	0.01	21

Write-offs	0.13	0.18	0.13	-		0.16	0.08	8

bp – basis point

The impaired loan provision for credit losses in the second quarter was $21 million, compared to $10 million last year and $17 million last quarter. The current quarter impaired loan provision for credit losses represented 24 basis points as a percentage of average loans, slightly above our normal historical experience. On a year-to-date basis, the prior year impaired loan provision represented a one basis point recovery, primarily due to the reversal of a previously impaired loan write-off recognized in the first quarter last year.

The performing loan provision for credit losses was $2 million compared to nil in the prior year and $1 million last quarter. For further details on the estimation of the performing loan allowance, see the Performing loan allowance section.

Deposits and Funding

Total deposits were down $0.5 billion from last year and $0.7 billion from last quarter. Franchise deposits were up 2% ($0.4 billion) from last year and down 2% ($0.4 billion) from last quarter.

				Change from
(unaudited) (millions)	April 30 2024	January 31 2024	April 30 2023	April 30 2023
Deposits by source and type
Franchise deposits
Demand and notice	$13,383	$13,997	$13,988	(4)%
Term	7,480	7,255	6,391	17
	20,863	21,252	20,379	2
Broker term	8,797	9,090	8,982	(2)
Capital markets	3,146	3,146	3,895	(19)
Total deposits	$32,806	$33,488	$33,256	(1)%

Q2 2024 vs. Q2 2023

Franchise deposits increased 2% on an annual basis, reflective of a 17% increase in term deposits, partially offset by a 4% decline in demand and notice deposits. Lower demand and notice deposits primarily reflected a reduction in existing customer account balances as clients deployed excess savings over the past year. For clients that retained excess savings, we noted a continued preference for term deposits in the current interest rate environment.

Capital market deposits decreased by 19% from last year as several senior deposit note maturities were replaced with broker-sourced term deposits due to lower relative costs. Capital market deposits now represent 10% of total deposits, compared to 12% last quarter.

CWB 2024 Second Quarter Report	14

Management’s Discussion and Analysis

Growth of franchise deposits resulted in a 2% decline in broker-sourced deposits, which represent 27% of total deposits, consistent with last year. While our preference is to raise relationship-based franchise deposits, the broker deposit market continues to be a deep and efficient source to raise insured fixed term retail deposits and has proven to be a reliable and effective way to access funding and liquidity over a wide geographic base. At times broker-sourced deposits also reflect a lower relative cost compared to other funding options. We raise only fixed term broker deposits, with terms to maturity between one and five years.

Q2 2024 vs. Q1 2024

Franchise deposits decreased 2% sequentially, as a 3% increase in term deposits were more than offset by a 4% decrease in demand and notice deposits. Lower demand and notice deposits primarily reflected a reduction in existing customer account balances as clients continue to deploy excess savings. For clients that retained excess savings, we noted a continued preference for term deposits in the current interest rate environment.

As a percentage of total deposits, capital market deposits increased to 10% compared to 9% last quarter and broker deposits remained consistent with last quarter at 27%.

Securitization

Securitized leases, loans and mortgages are reported on-balance sheet with total loans. The gross amount of securitized leases and loans recorded on the balance sheet as at April 30, 2024 was $2.1 billion, consistent with last year and down from $2.2 billion last quarter. The gross amount of mortgages securitized under the National Housing Act Mortgage Backed Securities (NHA MBS) program was $1.2 billion, down from $1.4 billion last year and $1.3 billion last quarter. Year-to-date funding from the securitization of leases, loans and mortgages was $391 million, down from $539 million last year.

Securitization funding of $3.2 billion, recorded as debt on our balance sheet, decreased 5% from last year and 2% from last quarter.

Other Assets and Other Liabilities

Other assets totaled $1.0 billion as at April 30, 2024 and were relatively consistent with last year and last quarter.

Other liabilities totaled $1.1 billion as at April 30, 2024, compared to $1.2 billion last year and consistent with last quarter. The decrease from last year primarily reflects lower securities sold under repurchase agreements, partially offset by an increase in the liability recognized for unfavourable derivative contracts used for interest rate risk management purposes.

Interest Rate Sensitivity

The following table outlines the potential before-tax impact of an immediate and sustained 100 basis point increase or decrease in interest rates on our economic value of equity (EVE) and net interest income (NII). EVE reflects the present value of future cash flows of our assets less the present value of future cash flows of our liabilities on a pre-tax basis.

	April 30, 2024		January 31, 2024		April 30, 2023
	EVE	NII	EVE	NII	EVE	NII
Before-tax impact associated with:	Sensitivity	Sensitivity(1)	Sensitivity	Sensitivity(1)	Sensitivity	Sensitivity(1)
100 basis point increase in rates	$(85,295)	$(6,736)	$(83,834)	$(8,003)	$(19,365)	$8,829
100 basis point decrease in rates	$81,232	$5,025	$79,749	$5,713	$10,084	$(8,246)

(1)	Represents the 12-month NII exposure to an immediate and sustained shock in rates.

In addition, a one-percentage point increase in interest rates would decrease OCI by $124,930 (January 31, 2024 – $130,507, April 30, 2023 – $69,968), net of tax and a one-percentage point decrease in interest rates would increase OCI by $129,928 (January 31, 2024 – $135,692, April 30, 2023 – $72,245), net of tax.

The change in EVE and NII sensitivity over the quarter primarily reflects lower fixed rate securities and lower floating interest rate deposits. Both economic value sensitivity and earnings sensitivity remained within limits established by the Board of Directors.

CWB 2024 Second Quarter Report	15

Management’s Discussion and Analysis

The interest rate sensitivities are based on a number of assumptions and factors, which include: a constant structure in the interest sensitive asset and liability portfolios; interest rate changes affecting interest sensitive assets and liabilities by proportionally the same amount, except floor levels for various deposit liabilities and certain floating rate loans, and applied at the appropriate repricing dates; application of behavioural assumptions to indeterminate assets and liabilities; and no early redemptions.

The impact on earnings from changes in market interest rates will also depend on both the magnitude of and speed with which interest rates change, as well as the size and maturity structure of the cumulative interest rate gap position and the management of those positions over time.

We maintain an asset liability structure and interest rate sensitivity within our established policies through pricing and product initiatives, as well as the use of interest rate swaps and other appropriate strategies.

Note 12 of the interim consolidated financial statements for the period ended April 30, 2024, provides the static gap position at April 30, 2024 for select time intervals.

Off-Balance Sheet

Wealth management assets under management and administration of $8.8 billion as at April 30, 2024 increased 8% compared to last year and 2% compared to last quarter. Compared to last year and last quarter, the increase is primarily driven by higher market value of underlying assets. Indigenous Services assets under advisement of $2.4 billion as at April 30, 2024, increased 8% compared to last year and 2% compared to last quarter and primarily reflected higher market value of underlying assets.

Other assets under administration totaled $17.6 billion at quarter end, up from $15.1 billion last year and $16.7 billion last quarter. The increase from last year and last quarter reflects the combined impact of new and existing client growth in CWB Trust Services and an increase in the market value of underlying assets.

Other off-balance sheet items are comprised of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and contractual purchase obligations. We do not utilize, nor do we have exposure to, collateralized debt obligations or credit default swaps.

Capital Management

OSFI requires Canadian financial institutions to manage and report regulatory capital in accordance with the Basel III capital management framework. We currently report regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, which requires us to carry significantly more capital for certain of our credit exposures compared to requirements under the AIRB methodology. For this reason, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks and other financial institutions that utilize the AIRB methodology. Our required minimum regulatory capital ratios, including a 250 basis point capital conservation buffer, are 7.0% common equity Tier 1 (CET1), 8.5% Tier 1 and 10.5% Total capital.

Subordinated debentures

On January 29, 2024, we issued $250 million of NVCC subordinated debentures, which qualify as Tier 2 regulatory capital. The subordinated debentures have a fixed annual interest rate of 5.949% until January 29, 2029. Thereafter, the rate will be set quarterly at the daily Canadian Overnight Repo Rate (CORRA) plus 273 basis points until maturity on January 29, 2034. This issuance will replace the Series F NVCC subordinated debentures, which are scheduled to be redeemed in the third quarter of this year. Further information is provided in Note 7 of the interim consolidated financial statements for the period ended April 30, 2024.

Regulatory Capital and Capital Adequacy Ratios

(unaudited) (millions)	April 30 2024	January 31 2024	April 30 2023
Regulatory capital
CET1 capital before deductions	$3,623	$3,585	$3,373
Net CET1 deductions	(334)	(337)	(323)
CET1 capital	3,289	3,248	3,050
Tier 1 capital	3,864	3,823	3,625
Total capital	4,771	4,728	4,272
Risk-weighted assets	$32,714	$32,382	$32,676
Capital adequacy ratios
CET1	10.1%	10.0%	9.3%
Tier 1	11.8	11.8	11.1
Total	14.6	14.6	13.1
Leverage	8.9	8.7	8.3

CWB 2024 Second Quarter Report	16

Management’s Discussion and Analysis

Changes in Capital Ratios

The CET1 capital ratio of 10.1% increased 80 basis points from last year and 10 basis points from last quarter. Compared to the prior year, the increase in CET1 capital ratio primarily reflected retained earnings growth and a reduction in accumulated other comprehensive losses associated with an increase in the fair value of debt securities measured at FVOCI. Compared to the prior quarter a higher CET1 capital ratio reflected retained earnings growth, partially offset by an increase in risk-weighted assets and higher accumulated other comprehensive losses associated with a decrease in the fair value of debt securities measured at FVOCI.

The Tier 1 capital ratio of 11.8% increased 70 basis points from last year and was consistent with last quarter, primarily due to the proportional impact of the same factors noted above.

The total capital ratio of 14.6% increased 150 basis points from last year and was consistent with last quarter. In comparison to last year the increase reflected an approximately 75 basis point increase associated with the January 2024 issuance of $250 million NVCC subordinated debentures which qualify as Tier 2 regulatory capital. The remaining difference reflects the proportional impact of the factors noted above.

ATM Program

No common shares were issued under the ATM program in the quarter.

Our ATM program allows the periodic issuance up to a total of $150 million of common shares, at our discretion and if needed, at the prevailing market price, under a prospectus supplement to the CWB short-form base shelf prospectus, which expires on July 1, 2024. Under the existing ATM program, we have issued 4,501,766 common shares for gross proceeds of $111 million, or net proceeds of $109 million after commissions and other issuance costs.

(unaudited)	For the three months ended		For the six months ended
(thousands, except per share amounts)	April 30, 2024	April 30, 2023	April 30, 2024	April 30, 2023
Common shares issued	-	-	-	1,835
Average price per share	$-	$-	$-	$24.53
Gross proceeds	-	-	-	44,998
Net proceeds(1)	-	-	-	44,253

(1)	Gross proceeds less sales commissions and other issuance costs.

Dividends and LRCN Distributions

Common shareholders received a quarterly cash dividend of $0.34 per common share on March 21, 2024. On May 30, 2024, our Board of Directors declared a cash dividend of $0.35 per common share, payable on June 20, 2024 to shareholders of record on June 6, 2024. This quarterly dividend is up two cents, or 6%, from the dividend declared last year and one cent, or 3%, from last quarter.

Preferred shareholders received a quarterly cash dividend of $0.2688125 per Series 5 and $0.375 per Series 9 preferred shares on April 30, 2024. Effective May 1, 2024, we reset the annual dividend rate for Series 5 and Series 9 preferred shares to 6.371% and 7.761%, respectively. The new annual dividend rates reflect the five-year Government of Canada Bond Yield as at April 1, 2024 plus 276 basis points for Series 5 preferred shares and 404 basis points for Series 9 preferred shares. On May 30, 2024, the Board of Directors declared cash dividends of $0.3981875 per Series 5 and $0.4781875 per Series 9 preferred shares, reflecting the new effective quarterly dividend rates, all payable on July 31, 2024 to shareholders of record on July 24, 2024.

On April 30, 2024, Series 1 NVCC Limited Recourse Capital Notes (LRCN) note holders received a semi-annual coupon payment of $30 per $1,000 principal amount of notes outstanding (Q2 2023 – $30), reflecting a total coupon payment of $5 million (Q2 2023 – $5 million), recorded in common shareholders’ net income on an after-tax basis. On January 31, 2024, Series 2 NVCC LRCN note holders received a semi-annual coupon payment of $25 per $1,000 principal amount of notes outstanding, reflecting a total payment of $4 million.

Further information related to our capital position is provided in Note 15 of the audited consolidated financial statements for the year ended October 31, 2023 and Note 8 of the interim consolidated financial statements for the period ended January 31, 2024.

Book Value per Common Share

Book value per common share as at April 30, 2024 of $37.13 was up 6% from last year and relatively consistent with last quarter. The increase from last year primarily reflects retained earnings growth and lower accumulated other comprehensive losses related to FVOCI securities. Compared to last quarter, retained earnings growth was offset by higher accumulated other comprehensive losses related to our derivatives designated as cash flow hedges.

CWB 2024 Second Quarter Report	17

Management’s Discussion and Analysis

Significant Changes in Accounting Policies and Financial Statement Presentation

The interim consolidated financial statements for the periods ended April 30, 2024, were prepared using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2023. Additional discussion on future accounting standards that may impact CWB are included in Note 1 of the audited consolidated financial statements for the year ended October 31, 2023 and Note 2 of the interim consolidated financial statements for the periods ended April 30, 2024.

Controls and Procedures

There were no significant changes in our disclosure controls and procedures and internal controls over financial reporting that occurred during the periods ended April 30, 2024, that have materially affected, or are reasonably likely to materially affect, our disclosures of required information and internal controls over financial reporting. Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee’s recommendation, approved by the Board of Directors.

Third-party Credit Ratings

The following table summarizes our current credit ratings issued by DBRS Morningstar, as well as the corresponding rating agency outlook.

Long-term senior
	Short-term instruments	debt and long-term deposits	Subordinated debentures (NVCC)	Preferred shares (NVCC)	Limited recourse capital notes (NVCC)
Rating	R1 (low)	A (low)	BBB (low)	Pfd-3	BB (high)
Outlook	Stable	Stable	Stable	Stable	Stable

Credit ratings do not consider market price or address the suitability of any financial instrument for a particular investor and are not recommendations to purchase, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the rating organization.

Updated Share Information

At May 23, 2024, there were 96,544,880 common shares and 2,258,245 stock options outstanding. For additional information on share capital and stock options, see Notes 15 and 16 of the audited annual consolidated financial statements for the year ended October 31, 2023 and Notes 8 and 9 of the interim consolidated financial statements for the period ended April 30, 2024.

Dividend Reinvestment Plan

CWB common shares (TSX: CWB) and preferred shares (TSX: CWB.PR.B; CWB.PR.D) are deemed eligible by CWB to participate in CWB’s dividend reinvestment plan (the Plan). The Plan provides holders of eligible shares of CWB the opportunity to direct cash dividends toward the purchase of CWB common shares. Further details for the Plan are available on CWB’s website.

Summary of Quarterly Financial Information

	2024		2023				2022
(thousands)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue	$285,922	$289,991	$291,763	$283,506	$264,414	$272,891	$279,838	$271,712
Common shareholders’ net income	76,359	87,921	76,845	83,068	70,040	94,363	67,687	80,809
Pre-tax, pre-provision income	136,523	147,294	143,037	137,213	118,248	129,030	132,528	132,346
Earnings per common share
Basic	0.79	0.91	0.80	0.86	0.73	0.99	0.72	0.88
Diluted	0.79	0.91	0.80	0.86	0.73	0.99	0.72	0.88
Adjusted	0.81	0.93	0.94	0.88	0.74	1.02	0.88	0.90
Total assets (millions)	41,952	42,695	42,320	42,562	42,228	41,706	41,428	40,392

The financial results for each of the last eight quarters are summarized above. For additional details on variations between the prior quarters, refer to the Summary of Quarterly Results section of our annual MD&A for the years ended October 31, 2023 and 2022, and the individual quarterly reports to shareholders, which are available on SEDAR at www.sedarplus.ca and on our website at www.cwb.com.

CWB 2024 Second Quarter Report	18

Consolidated Balance Sheets

(unaudited) ($ thousands)		As at April 30 2024	As at January 31 2024	As at October 31 2023
Assets
Cash Resources	(Note 3)
Cash and non-interest bearing deposits with financial institutions		$12,065	$50,675	$49,114
Interest bearing deposits with financial institutions		118,908	139,160	149,285
Cheques and other items in transit		29,430	39,007	17,410
		160,403	228,842	215,809
Securities	(Note 3)
Issued or guaranteed by Canada		2,572,961	3,052,787	3,268,476
Issued or guaranteed by a province or municipality		873,399	1,292,010	440,313
Other securities		270,545	266,996	200,017
		3,716,905	4,611,793	3,908,806
Securities Purchased under Resale Agreements		49,999	80,000	134,662
Loans	(Note 4)
Personal		7,058,952	7,154,279	7,117,829
Business		30,115,394	29,788,171	30,092,021
		37,174,346	36,942,450	37,209,850
Allowance for credit losses		(188,037)	(175,727)	(172,563)
		36,986,309	36,766,723	37,037,287
Other
Property and equipment		145,423	147,816	152,355
Goodwill		138,701	138,701	138,701
Intangible assets		241,457	240,573	241,195
Derivatives		78,488	96,984	109,290
Other assets		434,041	383,441	381,998
		1,038,110	1,007,515	1,023,539
Total Assets		$41,951,726	$42,694,873	$42,320,103

Liabilities and Equity
Deposits	(Note 5)
Personal		$20,525,948	$20,414,570	$19,773,898
Business and government		12,280,173	13,073,328	13,554,551
		32,806,121	33,487,898	33,328,449
Other
Cheques and other items in transit		36,636	50,662	37,831
Derivatives		143,462	109,105	198,596
Other liabilities		870,514	900,137	889,401
		1,050,612	1,059,904	1,125,828
Debt
Debt related to securitization activities	(Note 6)	3,163,455	3,219,065	3,315,721
Subordinated debentures	(Note 7)	772,249	772,469	523,438
		3,935,704	3,991,534	3,839,159
Equity
Preferred shares	(Note 8)	250,000	250,000	250,000
Limited recourse capital notes	(Note 8)	325,000	325,000	325,000
Common shares	(Note 8)	1,011,277	1,009,608	1,007,983
Retained earnings		2,614,406	2,570,852	2,515,719
Share-based payment reserve		29,487	28,952	28,918
Accumulated other comprehensive loss		(70,881)	(28,875)	(100,953)
Total Equity		4,159,289	4,155,537	4,026,667
Total Liabilities and Equity		$41,951,726	$42,694,873	$42,320,103

The accompanying notes are an integral part of the interim consolidated financial statements.

CWB 2024 Second Quarter Report	19

Consolidated Statements of Income

		For the three months ended		For the six months ended
(unaudited) ($ thousands, except per share amounts)		April 30 2024	April 30 2023	April 30 2024	April 30 2023
Interest Income	(Note 13)
Loans and leases		$609,657	$543,987	$1,232,337	$1,071,714
Securities		35,153	15,890	73,176	31,527
Deposits with financial institutions		3,001	1,896	8,682	4,181
		647,811	561,773	1,314,195	1,107,422
Interest Expense
Deposits		360,568	301,245	732,502	576,983
Debt		37,485	30,005	72,864	57,636
		398,053	331,250	805,366	634,619
Net Interest Income		249,758	230,523	508,829	472,803
Non-interest Income
Wealth management services		16,125	14,890	31,364	29,940
Credit related		11,180	10,825	22,793	21,416
Trust services		2,991	2,577	5,796	5,084
Retail services		2,878	2,683	5,635	5,253
Gain (losses) on securities, net		-	(4)	3	(51)
Other		2,990	2,920	1,493	2,860
		36,164	33,891	67,084	64,502
Total Revenue		285,922	264,414	575,913	537,305
Provision for Credit Losses	(Notes 3 and 4)	23,154	10,337	41,128	1,824
Non-interest Expenses
Salaries and employee benefits		88,225	93,317	176,361	185,034
Premises and equipment		34,907	30,327	67,882	60,601
Other expenses		28,780	24,744	53,296	49,970
		151,912	148,388	297,539	295,605
Net Income before Income Taxes		110,856	105,689	237,246	239,876
Income Taxes		27,373	28,463	59,831	62,272
Net Income		83,483	77,226	177,415	177,604
Preferred share dividends and limited recourse capital note distributions		7,124	7,186	13,135	13,201
Common Shareholders’ Net Income		$76,359	$70,040	$164,280	$164,403

Average number of common shares (in thousands)		96,511	96,266	96,480	95,736
Average number of diluted common shares (in thousands)		96,549	96,270	96,530	95,749
Earnings Per Common Share
Basic		$0.79	$0.73	$1.70	$1.72
Diluted		0.79	0.73	1.70	1.72

The accompanying notes are an integral part of the interim consolidated financial statements.

CWB 2024 Second Quarter Report	20

Consolidated Statements of Comprehensive Income

	For the three months ended		For the six months ended
(unaudited) ($ thousands)	April 30 2024	April 30 2023	April 30 2024	April 30 2023
Net Income	$83,483	$77,226	$177,415	$177,604
Other Comprehensive Income (Loss), net of tax
Items that will be subsequently reclassified to net income
Debt securities measured at fair value through other comprehensive income (Losses) gains from change in fair value(1)	(7,543)	21,917	24,055	42,659
Reclassification to net income, of (gains) losses in the period(2)	(12)	(39)	12	(20)
	(7,555)	21,878	24,067	42,639
Derivatives designated as cash flow hedges
Losses from change in fair value (3)	(42,823)	(6,128)	(14,852)	(2,365)
Reclassification to net income, of losses in the period(4)	8,373	7,835	20,858	12,280
	(34,450)	1,707	6,006	9,915
Items that will not be subsequently reclassified to net income
Unrealized losses on equity securities designated at fair value through other comprehensive income(5)	(1)	(1,016)	(1)	(1,041)
	(42,006)	22,569	30,072	51,513
Comprehensive Income for the Period	$41,477	$99,795	$207,487	$229,117

(1)	Net of income tax recovery of $2,850 and expense of $8,080 for the three and six months ended April 30, 2024, respectively (2023 – expense of $6,605 and $14,001).
(2)	Net of income tax recovery of $4 and expense $4 for the three and six months ended April 30, 2024, respectively (2023 – recovery of $18 and $8).
(3)	Net of income tax recovery of $14,397 and $5,030 for the three and six months ended April 30, 2024, respectively (2023 – recovery of $2,056 and $715).
(4)	Net of income tax expense of $2,823 and $7,065 for the three and six months ended April 30, 2024, respectively (2023 – expense of $2,379 and $3,806).
(5)	Net of income tax of $nil and $nil for the three and six months ended April 30, 2024, respectively (2023 – recovery of $300 and $309).

The accompanying notes are an integral part of the interim consolidated financial statements

CWB 2024 Second Quarter Report	21

Consolidated Statements of Changes in Equity

		For the six months ended
(unaudited) ($ thousands)		April 30 2024	April 30 2023
Preferred Shares	(Note 8)
Balance at beginning and end of period		$250,000	$250,000
Limited Recourse Capital Notes	(Note 8)
Balance at beginning and end of period		325,000	325,000
Common Shares	(Note 8)
Balance at beginning of period		1,007,983	956,061
Issued under dividend reinvestment plan		3,192	3,176
Transferred from share-based payment reserve on the exercise or exchange of options		102	432
Issued under at-the-market common equity distribution program		-	44,998
Balance at end of period		1,011,277	1,004,667
Retained Earnings
Balance at beginning of period		2,515,719	2,317,146
Net income		177,415	177,604
Dividends and other distributions – Preferred shares and limited recourse capital notes		(13,135)	(13,201)
– Common shares		(65,593)	(61,411)
Issuance costs on at-the-market common equity distribution program	(Note 8)	-	(745)
Balance at end of period		2,614,406	2,419,393
Share-based Payment Reserve	(Note 9)
Balance at beginning of period		28,918	27,466
Amortization of fair value of options		671	1,031
Transferred to common shares on the exercise or exchange of options		(102)	(432)
Balance at end of period		29,487	28,065
Accumulated Other Comprehensive (Loss) Income
Debt securities measured at fair value through other comprehensive income
Balance at beginning of period		(56,464)	(121,949)
Other comprehensive income		24,067	42,639
Balance at end of period		(32,397)	(79,310)
Derivatives designated as cash flow hedges
Balance at beginning of period		(44,427)	(21,672)
Other comprehensive income		6,006	9,915
Balance at end of period		(38,421)	(11,757)
Equity securities designated at fair value through other comprehensive income
Balance at beginning of period		(62)	924
Other comprehensive loss		(1)	(1,041)
Balance at end of period		(63)	(117)
Total Accumulated Other Comprehensive Loss		(70,881)	(91,184)
Total Equity		$4,159,289	$3,935,941

The accompanying notes are an integral part of the interim consolidated financial statements.

CWB 2024 Second Quarter Report	22

Consolidated Statements of Cash Flows

		For the six months ended
(unaudited)		April 30	April 30
($ thousands)		2024	2023
Cash Flows from Operating Activities
Net income		$177,415	$177,604
Adjustments to determine net cash flows:
Provision for credit losses	(Notes 3 and 4)	41,128	1,824
Depreciation and amortization		35,591	31,967
Accrued interest receivable and payable, net		34,040	87,695
Current income taxes receivable and payable, net		(21,389)	33,321
Amortization of fair value of employee stock options	(Note 9)	671	1,031
(Gains) losses on securities, net		(3)	51
Deferred income taxes, net		9,842	(2,135)
Change in operating assets and liabilities:
Loans, net		10,151	(1,243,480)
Deposits, net		(522,328)	245,071
Securities purchased under resale agreements, net		84,663	—
Securities sold under repurchase agreements, net		—	(90,079)
Debt related to securitization activities, net		(152,266)	239,792
Other items, net		(127,479)	14,805
Net Cash used in Operating Activities		(429,964)	(502,533)
Cash Flows from Financing Activities
Debentures issued, net of issuance costs	(Note 7)	249,031	149,160
Common shares issued, net of issuance costs	(Note 8)	—	44,253
Repayment of lease liabilities		(8,776)	(7,057)
Dividends and limited recourse capital note distributions		(75,536)	(71,436)
Net Cash from Financing Activities		164,719	114,920
Cash Flows from Investing Activities
Interest bearing deposits with financial institutions, net		30,377	395
Securities, purchased		(3,733,748)	(51,644)
Securities, sale proceeds		958,296	35,158
Securities, matured		3,015,407	483,765
Property, equipment and intangible assets		(28,921)	(26,102)
Net Cash from Investing Activities		241,411	441,572
Change in Cash and Cash Equivalents		(23,834)	53,959
Cash and Cash Equivalents at Beginning of Period		28,693	55,959
Cash and Cash Equivalents at End of Period*		$4,859	$109,918
* Represented by:
Cash and non-interest bearing deposits with financial institutions		$12,065	$127,615
Cheques and other items in transit (included in Cash Resources)		29,430	22,408
Cheques and other items in transit (included in Other Liabilities)		(36,636)	(40,105)
Cash and Cash Equivalents at End of Period		$4,859	$109,918

Supplemental Disclosure of Cash Flow Information
Interest and dividends received		$1,276,935	$1,102,720
Interest paid		759,144	526,920
Income taxes paid		93,808	45,417

The accompanying notes are an integral part of the interim consolidated financial statements.

CWB 2024 Second Quarter Report	23

Notes to Interim Consolidated Financial Statements

(unaudited)

($ thousands, unless otherwise noted)

1.	Basis of Presentation and Material Accounting Policies

These unaudited condensed interim consolidated financial statements of Canadian Western Bank (CWB) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2023. These interim consolidated financial statements of CWB, headquartered at Suite 3000, 10303 Jasper Avenue, Edmonton, Alberta, have also been prepared in accordance with subsection 308 (4) of the Bank Act and the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). Under IFRS Accounting Standards (IFRS), additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2023.

The interim consolidated financial statements were authorized for issue by the Board of Directors on May 30, 2024.

2.	Changes in Material Accounting Policies and Future Accounting Changes

Changes in Accounting Policies

IAS 1 Presentation of Financial Statements

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements (IAS 1) which require the disclosure of material accounting policy information rather than significant policy information. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

We adopted the amendments to IAS 1 effective November 1, 2023 with no significant impact on our unaudited condensed interim consolidated financial statements.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17) which replaced IFRS 4 Insurance Contracts. In June 2020, the IASB issued amendments to IFRS 17 aimed at helping companies implement the Standard and to defer the effective date. In December 2021, the IASB issued a narrow-scope amendment to the transition requirements in IFRS 17, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of IFRS 17 by presenting comparative information about financial assets, using a classification overlay approach on a basis that is more consistent with how IFRS 9 Financial Instruments (IFRS 9) will be applied in future reporting periods.

This Standard introduces consistent accounting for all insurance contracts. The Standard requires a company to measure insurance contracts using updated estimates and assumptions that reflect the timing of cash flows and any uncertainty relating to insurance contracts. Additionally, IFRS 17 requires an entity to recognize profits as it delivers insurance services, rather than when it receives premiums.

We adopted IFRS 17 and its amendments effective November 1, 2023 with no significant impact upon adoption.

Future Accounting Changes

We continue to monitor the IASB’s proposed changes to accounting standards. Although not expected to materially impact CWB’s consolidated financial statements in the current year, proposed changes may have an impact on future financial statements. Additional discussion on certain accounting standards that may impact CWB is included in Note 1 of the audited consolidated financial statements for the year ended October 31, 2023.

CWB 2024 Second Quarter Report	24

Notes to Interim Consolidated Financial Statements

3.	Securities

Unrealized Gains and Losses

Unrealized gains and losses related to debt securities and cash resources measured at fair value through other comprehensive income (FVOCI) and fair value through profit and loss (FVTPL) are as follows:

	As at April 30, 2024				As at January 31, 2024
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost(2)	Gains	Losses	Value	Cost(2)	Gains	Losses	Value
Measured at FVOCI
Interest bearing deposits with
financial institutions(1)	$118,907	$7	$6	$118,908	$139,162	$5	$7	$139,160
Debt securities issued or
guaranteed by
Canada	2,608,613	4,941	40,593	2,572,961	3,055,102	18,183	45,039	3,028,246
A province or municipality	875,527	57	2,185	873,399	1,293,967	589	2,546	1,292,010
Other debt securities issued by
United States Treasury	225,289	7	3,857	221,439	159,713	639	2,870	157,482
Other debt securities	31,996	-	182	31,814	93,662	105	6	93,761
Measured at FVTPL
Debt Securities issued by Canada	-	-	-	-	24,816	-	275	24,541
Other debt securities	14,674	2,767	149	17,292	14,587	1,618	452	15,753
Total	$3,875,006	$7,779	$46,972	$3,835,813	$4,781,009	$21,139	$51,195	$4,750,953

	As at October 31, 2023
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost(2)	Gains	Losses	Value
Measured at FVOCI
Interest bearing deposits with financial institutions(1)	$149,292	$2	$9	$149,285
Debt securities issued or guaranteed by
Canada	3,308,973	1,718	66,363	3,244,328
A province or municipality	444,545	71	4,303	440,313
Other debt securities issued by
United States Treasury	134,434	-	4,706	129,728
Other debt securities	55,305	85	2	55,388
Measured at FVTPL
Debt Securities issued by Canada	24,796	-	648	24,148
Other debt securities	12,494	2,569	162	14,901
Total	$4,129,839	$4,445	$76,193	$4,058,091

(1)	Included in cash resources on the consolidated balance sheets.
(2)	The amortized cost of debt securities and cash resources measured at FVOCI is net of the estimated allowance for credit losses of $140 (January 31, 2024 – $155; October 31, 2023 – $120).

Impairment

Impairment losses and recoveries on debt securities measured at FVOCI, estimated using an expected credit loss (ECL) approach, are recognized in the provision for credit losses in the consolidated statements of income and correspondingly reduce the accumulated changes in fair value recorded in OCI.

During the three and six months ended April 30, 2024, a recovery of $15 and a charge of $20 (2023 – reversal of the provision for credit losses of $62 and $79), respectively, was recorded in the consolidated statements of income related to a change in the estimated allowance for credit losses on performing debt securities measured at FVOCI, all of which were in Stage 1 as at April 30, 2024 and 2023.

CWB 2024 Second Quarter Report	25

Notes to Interim Consolidated Financial Statements

4.	Loans, Impaired Loans and Allowance for Credit Losses

Loans at Amortized Cost

Loans, including leases, which are measured at amortized cost and stated net of unearned income, unamortized premiums or discounts and allowances for credit losses, are originated or purchased with the objective of collecting contractual cash flows and generating cash flows that satisfy the requirements of the solely payments of principal and interest test. Loan fees integral to the yield, net of transaction costs, are amortized to interest income using the effective interest method.

The composition of our loan portfolio by geographic region and industry sector follows:

									Composition Percentage
($ millions)	BC	AB	ON	SK	QC	MB	Other	Total	April 30 2024	January 31 2024	October 31 2023
Personal(1)	$1,597	$1,916	$2,931	$264	$-	$154	$197	$7,059	19%	20%	19%

Business
General commercial loans	4,167	4,062	4,017	557	473	435	232	13,943	38	37	37
Commercial mortgages	3,680	2,250	517	199	43	129	-	6,818	18	19	19
Equipment financing and
leasing(2)	960	1,447	1,388	472	820	275	408	5,770	16	15	16
Real estate project loans	1,777	644	526	27	20	35	-	3,029	8	8	8
Oil and gas production loans	-	555	-	-	-	-	-	555	1	1	1
	10,584	8,958	6,448	1,255	1,356	874	640	30,115	81	80	81
Total Loans(3)	$12,181	$10,874	$9,379	$1,519	$1,356	$1,028	$837	$37,174	100%	100%	100%
Composition Percentage
April 30, 2024	33%	29%	25%	4%	4%	3%	2%	100%
January 31, 2024	32%	30%	25%	4%	4%	3%	2%	100%
October 31, 2023	32%	30%	25%	4%	4%	3%	2%	100%

(1)	Includes mortgages securitized through the National Housing Act Mortgage Backed Securities program reported on-balance sheet of $1,272 (January 31, 2024 – $1,344 October 31, 2023 – $1,350).
(2)	Includes securitized leases reported on-balance sheet of $2,123 (January 31, 2024 – $2,160; October 31, 2023 – $2,219).
(3)	This table does not include an allocation of the allowance for credit losses.

Credit Quality

Internal Risk Ratings

Within our loan portfolios, borrowers are assigned a borrower risk rating (BRR) that reflects the credit quality of the obligor using industry and sector-specific risk models and expert credit judgment. BRRs are assessed and assigned at the time of loan origination and reviewed at least annually, with the exception of consumer loans and single unit residential mortgages. More frequent reviews are conducted for borrowers with weaker risk ratings, borrowers that trigger a review based on adverse changes in financial performance and borrowers requiring or requesting changes to credit facilities. Each BRR has a probability of default calibrated against it, which is estimated based on our historical loss experience for each risk segment or risk rating level, adjusted for forward-looking information. Our BRR scale broadly aligns to external ratings as follows:

Description	CWB Rating Category	Moody’s Investor Services
Investment grade or low risk	1 to 6M	Aaa to Baa3
Non-investment grade or medium risk	6L to 8L	Ba1 to Caa1
Watchlist or high risk	9H to 10L	Caa2 and below
Impaired	11 to 12	Default

CWB 2024 Second Quarter Report	26

Notes to Interim Consolidated Financial Statements

Carrying Value of Exposures by Risk Rating

Gross carrying amounts of loans and the contractual amounts of committed but undrawn credit exposures and letters of credit, categorized based on internal risk ratings, are as follows:

	As at April 30, 2024
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Loans – Personal
Low risk	$3,923,042	$305,317	$-	$4,228,359
Medium risk	2,206,452	306,998	-	2,513,450
Watchlist or high risk	-	284,875	-	284,875
Impaired	-	-	32,268	32,268
Total	6,129,494	897,190	32,268	7,058,952
Allowance for credit losses	(1,815)	(3,013)	(420)	(5,248)
Total, net of allowance for credit losses	6,127,679	894,177	31,848	7,053,704

Loans – Business
Investment grade or low risk	9,585,536	808,422	-	10,393,958
Non-investment grade or medium risk	16,309,851	1,813,922	-	18,123,773
Watchlist or high risk	-	1,272,663	-	1,272,663
Impaired	-	-	325,000	325,000
Total	25,895,387	3,895,007	325,000	30,115,394
Allowance for credit losses	(66,798)	(59,987)	(56,004)	(182,789)
Total, net of allowance for credit losses	25,828,589	3,835,020	268,996	29,932,605

Total loans	32,024,881	4,792,197	357,268	37,174,346
Allowance for credit losses	(68,613)	(63,000)	(56,424)	(188,037)
Total Loans, Net of Allowance for Credit Losses	$31,956,268	$4,729,197	$300,844	$36,986,309
Committed but Undrawn Credit Exposures and Letters of Credit
Investment grade or low risk	$4,319,765	$394,969	$-	$4,714,734
Non-investment grade or medium risk	6,390,503	803,193	-	7,193,696
Watchlist or high risk	-	109,916	-	109,916
Total	10,710,268	1,308,078	-	12,018,346
Allowance for credit losses	(2,108)	(922)	-	(3,030)
Total, Net of Allowance for Credit Losses	$10,708,160	1,307,156		12,015,316

	As at October 31, 2023
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Loans – Personal
Low risk	$3,936,718	$227,367	$-	$4,164,085
Medium risk	2,481,695	205,827	-	2,687,522
Watchlist or high risk	-	245,456	-	245,456
Impaired	-	-	20,766	20,766
Total	6,418,413	678,650	20,766	7,117,829
Allowance for credit losses	(1,463)	(2,103)	(42)	(3,608)
Total, net of allowance for credit losses	6,416,950	676,547	20,724	7,114,221
Loans – Business
Investment grade or low risk	9,654,222	674,160	-	10,328,382
Non-investment grade or medium risk	16,094,997	2,130,931	-	18,225,928
Watchlist or high risk	-	1,292,501	-	1,292,501
Impaired	-	-	245,210	245,210
Total	25,749,219	4,097,592	245,210	30,092,021
Allowance for credit losses	(64,502)	(61,296)	(43,157)	(168,955)
Total, net of allowance for credit losses	25,684,717	4,036,296	202,053	29,923,066
Total loans	32,167,632	4,776,242	265,976	37,209,850
Allowance for credit losses	(65,965)	(63,399)	(43,199)	(172,563)
Total Loans, Net of Allowance for Credit Losses	$32,101,667	$4,712,843	$222,777	$37,037,287
Committed but Undrawn Credit Exposures and Letters of Credit
Investment grade or low risk	$4,595,928	$206,234	$-	$4,802,162
Non-investment grade or medium risk	6,816,600	518,697	-	7,335,297
Watchlist or high risk	-	189,729	-	189,729
Total	11,412,528	914,660	-	12,327,188
Allowance for credit losses	(1,899)	(850)	-	(2,749)
Total, Net of Allowance for Credit Losses	$11,410,629	$913,810	$-	$12,324,439

CWB 2024 Second Quarter Report	27

Notes to Interim Consolidated Financial Statements

Impaired and Past Due Loans

Outstanding gross loans and impaired loans, net of allowance for credit losses, by loan type, are as follows:

	As at April 30, 2024				As at January 31, 2024
		Gross		Net		Gross		Net
	Gross Amount	Impaired Amount(1)	Stage 3 Allowance	Impaired Loans	Gross Amount	Impaired Amount(1)	Stage 3 Allowance	Impaired Loans
Personal	$7,058,952	$32,268	$420	$31,848	$7,154,279	$27,543	$244	$27,299
Business
General commercial loans	13,943,161	135,613	26,349	109,264	13,716,346	119,783	20,051	99,732
Commercial mortgages(2)	6,818,365	95,343	11,369	83,974	6,886,024	106,798	12,778	94,020
Equipment financing and leasing	5,769,442	74,844	13,781	61,063	5,685,068	46,586	9,618	36,968
Real estate project loans	3,029,005	19,200	4,505	14,695	3,001,558	16,234	2,900	13,334
Oil and gas production loans	555,421	-	-	-	499,175	-	-	-
	30,115,394	325,000	56,004	268,996	29,788,171	289,401	45,347	244,054
Total	$37,174,346	$357,268	$56,424	$300,844	$36,942,450	$316,944	$45,591	$271,353

	As at October 31, 2023
		Gross		Net
	Gross	Impaired	Stage 3	Impaired
	Amount	Amount(1)	Allowance	Loans
Personal	$7,117,829	$20,766	$42	$20,724
Business
General commercial loans	13,681,133	91,530	19,070	72,460
Commercial mortgages(2)	7,105,877	103,743	17,458	86,285
Equipment financing and leasing	5,722,326	39,976	6,584	33,392
Real estate project loans	3,098,229	9,961	45	9,916
Oil and gas production loans	484,456	-	-	-
	30,092,021	245,210	43,157	202,053
Total	$37,209,850	$265,976	$43,199	$222,777

(1)	Gross impaired loans include foreclosed assets with a carrying value of $6,029 (January 31, 2024 - $5,342; October 31, 2023 - $2,712). We pursue timely realization on foreclosed assets and do not use the assets for our own operations.
(2)	Multi-family residential mortgages are included in commercial mortgages.

Outstanding impaired loans, net of allowance for credit losses, by provincial location of security, are as follows:

	As at April 30, 2024			As at January 31, 2024
	Gross		Net	Gross		Net
	Impaired	Stage 3	Impaired	Impaired	Stage 3	Impaired
	Amount	Allowance	Loans	Amount	Allowance	Loans
Alberta	$139,019	$30,809	$108,210	$132,163	$22,076	$110,087
British Columbia	100,203	9,230	90,973	82,933	8,981	73,952
Ontario	70,938	7,339	63,599	65,926	7,337	58,589
Saskatchewan	21,332	4,622	16,710	17,601	4,613	12,988
Quebec	9,007	1,066	7,941	4,085	395	3,690
Manitoba	7,013	2,261	4,752	6,714	1,541	5,173
Other	9,756	1,097	8,659	7,522	648	6,874
Total	$357,268	$56,424	$300,844	$316,944	$45,591	$271,353

	As at October 31, 2023
	Gross		Net
	Impaired	Stage 3	Impaired
	Amount	Allowance	Loans
Alberta	$130,141	$22,680	$107,461
British Columbia	59,099	8,665	50,434
Ontario	44,904	5,855	39,049
Saskatchewan	16,939	4,516	12,423
Quebec	2,277	229	2,048
Manitoba	6,684	655	6,029
Other	5,932	599	5,333
Total	$265,976	$43,199	$222,777

Loans are considered past due when a customer has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired:

	As at April 30, 2024
	1 – 30 days	31 – 60 days	61 – 90 days	Total
Personal	$123,596	$64,978	$6,131	$194,705
Business	200,438	77,090	43,884	321,412
Total	$324,034	$142,068	$50,015	$516,117

Total as at January 31, 2024	$263,139	$62,511	$90,591	$416,241
Total as at October 31, 2023	$231,388	$116,324	$30,188	$377,900

CWB 2024 Second Quarter Report	28

Notes to Interim Consolidated Financial Statements

Allowance for Credit Losses

The allowance for credit losses is our most significant accounting estimate. For impaired loans, the allowance for credit losses is estimated as the difference between the carrying value of the loan and the present value of future cash flows. When future cash flows cannot be reliably estimated, the allowance is determined based on the fair value of the security or market price of the loan. The following disclosures are provided as an update to the information included in Note 6 of the audited consolidated financial statements for the year ended October 31, 2023.

For the performing loan allowance for credit losses, our underlying ECL models incorporate a number of assumptions which involve a significant degree of management judgment and estimation uncertainty that can have a significant impact on financial results. The key drivers in the estimation of ECL are changes in internal risk ratings attributable to credit quality, thresholds used to determine when a borrower has experienced a significant increase in credit risk, and changes in forward-looking information related to macroeconomic variables used in the construction of the scenarios and the weightings assigned based on their relative probabilities.

The three forward-looking macroeconomic scenarios described below reflect information and facts available to us as at April 30, 2024. The base scenario reflects our best estimate, and the upside and downside scenarios are reasonably possible scenarios that are more optimistic or pessimistic. The base scenario reflects relatively stable economic conditions with moderate GDP growth, increases in house prices and a decline in interest rates, both in the latter part of the forecast period. The downside scenario reflects a contraction to the economy with negative GDP growth and a reduction in new house prices. The upside scenario reflects a stronger economy with GDP growth and increases in new house prices. The primary macroeconomic variables, for the next year and the remaining forecast period thereafter, used to estimate ECL are as follows:

	Downside		Upside		Base
		Remaining		Remaining		Remaining
	April 30	Forecast	April 30	Forecast	April 30	Forecast
Macroeconomic Variable	2025	Period	2025	Period	2025	Period
GDP growth (reduction), year over year	(3)%	2%	2%	2%	2%	2%
Unemployment rate	8	7	6	6	6	6
Three-month treasury bill rate	2.10	1.80	4.81	2.88	3.38	2.12
New Housing Price Index, year over year	(4)	1	1	2	-	2
5 Year fixed mortgage interest rate	5	5	6	5	6	5
Oil Exports, year over year	(7)	7	7	9	6	8

The primary macroeconomic variables impacting ECL for personal loan portfolios are GDP, New Housing Price Index, and residential mortgage interest rates. Business portfolios are impacted by all of the variables in the table above, to varying degrees. Increases in unemployment rates and interest rates will generally correlate with higher ECL while increases in annual gross domestic product (GDP) growth, oil exports, and New Housing Price Index will generally result in lower ECL.

We weight each scenario based on our view of the probability of each scenario, and the impact of weighting these scenarios increased our ECL on performing loans by $16 million relative to the base scenario as at April 30, 2024 (January 31, 2024 – $12 million; October 31, 2023 – $8 million).

CWB 2024 Second Quarter Report	29

Notes to Interim Consolidated Financial Statements

Reconciliation

A reconciliation of changes in the allowance for credit losses related to loans, committed but undrawn credit exposures and letters of credit follows:

	For the three months ended April 30, 2024
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Personal
Balance at beginning of period	$1,599	$2,605	$244	$4,448
Transfers to (from)(1)
Stage 1	136	(136)	-	-
Stage 2	(377)	377	-	-
Stage 3	-	(419)	419	-
Net remeasurement(2)	(187)	792	(195)	410
New originations	743	-	-	743
Derecognitions and maturities	(68)	(162)	-	(230)
Provision for credit losses(3)	247	452	224	923
Write-offs	-	-	(51)	(51)
Recoveries	-	-	3	3
Balance at end of period	1,846	3,057	420	5,323
Business
Balance at beginning of period	69,362	59,088	45,347	173,797
Transfers to (from)(1)
Stage 1	3,659	(3,659)	-	-
Stage 2	(6,377)	6,377	-	-
Stage 3	(163)	(32,572)	32,735	-
Net remeasurement(2)	(8,306)	36,101	(11,779)	16,016
New originations	20,849	-	-	20,849
Derecognitions and maturities	(10,149)	(4,470)	-	(14,619)
Provision for (reversal of) credit losses(3)	(487)	1,777	20,956	22,246
Write-offs	-	-	(12,062)	(12,062)
Recoveries	-	-	1,763	1,763
Balance at end of period	68,875	60,865	56,004	185,744
Total Allowance for Credit Losses(4)	$70,721	$63,922	$56,424	$191,067
Represented by:
Loans	$68,613	$63,000	$56,424	$188,037
Committed but undrawn credit exposures and letters of credit(5)	2,108	922	-	3,030
Total Allowance for Credit Losses(4)	$70,721	$63,922	$56,424	$191,067

	For the six months ended April 30, 2024
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Personal
Balance at beginning of period	$1,492	$2,140	$42	$3,674
Transfers to (from)(1)
Stage 1	230	(230)	-	-
Stage 2	(882)	882	-	-
Stage 3	-	(538)	538	-
Net remeasurement(2)	(352)	1,143	(55)	736
New originations	1,491	-	-	1,491
Derecognitions and maturities	(133)	(340)	-	(473)
Provision for credit losses(3)	354	917	483	1,754
Write-offs	-	-	(113)	(113)
Recoveries	-	-	8	8
Balance at end of period	1,846	3,057	420	5,323
Business
Balance at beginning of period	66,372	62,109	43,157	171,638
Transfers to (from)(1)
Stage 1	9,333	(9,333)	-	-
Stage 2	(12,649)	12,649	-	-
Stage 3	(252)	(36,193)	36,445	-
Net remeasurement(2)	(15,929)	42,984	1,650	28,705
New originations	41,732	-	-	41,732
Derecognitions and maturities	(19,732)	(11,351)	-	(31,083)
Provision for (reversal of) credit losses(3)	2,503	(1,244)	38,095	39,354
Write-offs	-	-	(28,428)	(28,428)
Recoveries	-	-	3,180	3,180
Balance at end of period	68,875	60,865	56,004	185,744
Total Allowance for Credit Losses(4)	$70,721	$63,922	$56,424	$191,067
Represented by:
Loans	$68,613	$63,000	$56,424	$188,037
Committed but undrawn credit exposures and letters of credit(5)	2,108	922	-	3,030
Total Allowance for Credit Losses(4)	$70,721	$63,922	$56,424	$191,067

(1)	Represents stage movements prior to remeasurement of the allowance for credit losses.
(2)	Represents credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions, including changes in forward-looking macroeconomic forecasts and qualitative adjustments, and changes due to partial repayment.
(3)	Included in the provision for credit losses in the consolidated statements of income.
(4)	Allowances for credit losses related to debt securities measured at FVOCI, cash resources and other financial assets classified at amortized cost are excluded from the table above. See Note 3 for details related to the allowance for credit losses on debt securities measured at FVOCI. Cash resources and other financial assets classified at amortized cost are presented in the consolidated balance sheets, net of allowance for credit losses.
(5)	Included in other liabilities in the consolidated balance sheets.

CWB 2024 Second Quarter Report	30

Notes to Interim Consolidated Financial Statements

	For the three months ended April 30, 2023
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Personal
Balance at beginning of period	$1,208	$3,785	$206	$5,199
Transfers to (from)
Stage 1	74	(74)	-	-
Stage 2	(92)	92	-	-
Stage 3	(1)	(16)	17	-
Net remeasurement	(283)	(327)	155	(455)
New originations	277	-	-	277
Derecognitions and maturities	(24)	(149)	-	(173)
Provision for (reversal of) credit losses	(49)	(474)	172	(351)
Write-offs	-	-	(97)	(97)
Recoveries	-	-	7	7
Balance at end of period	1,159	3,311	288	4,758
Business
Balance at beginning of period	57,900	60,602	46,254	164,756
Transfers to (from)
Stage 1	10,812	(10,812)	-	-
Stage 2	(2,272)	2,272	-	-
Stage 3	(41)	(1,325)	1,366	-
Net remeasurement	(11,909)	4,663	9,300	2,054
New originations	16,556	-	-	16,556
Derecognitions and maturities	(4,804)	(2,438)	(618)	(7,860)
Provision for (reversal of) credit losses	8,342	(7,640)	10,048	10,750
Write-offs	-	-	(11,466)	(11,466)
Recoveries	-	-	1,726	1,726
Balance at end of period	66,242	52,962	46,562	165,766
Total Allowance for Credit Losses	$67,401	$56,273	$46,850	$170,524

	For the six months ended April 30, 2023
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Personal
Balance at beginning of period	$1,047	$2,778	$140	$3,965
Transfers to (from)
Stage 1	115	(115)	-	-
Stage 2	(219)	219	-	-
Stage 3	(1)	(37)	38	-
Net remeasurement	(381)	721	284	624
New originations	646	-	-	646
Derecognitions and maturities	(48)	(255)	-	(303)
Provision for credit losses	112	533	322	967
Write-offs	-	-	(200)	(200)
Recoveries	-	-	26	26
Balance at end of period	1,159	3,311	288	4,758
Business
Balance at beginning of period	50,239	66,373	46,551	163,163
Transfers to (from)
Stage 1	14,090	(14,090)	-	-
Stage 2	(5,045)	5,045	-	-
Stage 3	(48)	(2,179)	2,227	-
Net remeasurement	(17,048)	3,658	(3,236)	(16,626)
New originations	32,800	-	-	32,800
Derecognitions and maturities	(8,746)	(5,845)	(647)	(15,238)
Provision for (reversal of) credit losses	16,003	(13,411)	(1,656)	936
Write-offs	-	-	(14,075)	(14,075)
Recoveries	-	-	15,742	15,742
Balance at end of period	66,242	52,962	46,562	165,766
Total Allowance for Credit Losses	$67,401	$56,273	$46,850	$170,524
Represented by:
Loans	$64,905	$54,477	$46,850	$166,232
Committed but undrawn credit exposures and letters of credit	2,496	1,796	-	4,292
Total Allowance for Credit Losses	$67,401	$56,273	$46,850	$170,524

CWB 2024 Second Quarter Report	31

Notes to Interim Consolidated Financial Statements

5.	Deposits

	As at April 30, 2024			As at January 31, 2024
	Individuals	Business and Government	Total	Individuals	Business and Government	Total
Payable on demand	$27,991	$874,832	$902,823	$27,489	$927,365	$954,854
Payable after notice	7,274,162	5,205,773	12,479,935	7,041,234	6,001,068	13,042,302
Payable on a fixed date	13,223,795	6,199,568	19,423,363	13,345,847	6,144,895	19,490,742
Total	$20,525,948	$12,280,173	$32,806,121	$20,414,570	$13,073,328	$33,487,898

	As at October 31, 2023
	Individuals	Business and Government	Total
Payable on demand	$30,380	$980,924	$1,011,304
Payable after notice	6,616,801	6,139,026	12,755,827
Payable on a fixed date	13,126,717	6,434,601	19,561,318
Total	$19,773,898	$13,554,551	$33,328,449

6.	Financial Assets Transferred But Not Derecognized

Securitization of leases and loans

We securitize equipment financing leases and loans to third parties. These securitizations do not qualify for derecognition as we continue to be exposed to certain risks associated with the leases and loans, therefore we have not transferred substantially all of the risks and rewards of ownership. As the leases and loans do not qualify for derecognition, the assets are not removed from the consolidated balance sheets and a securitization liability is recognized within debt related to securitization activities for the cash proceeds received.

During the six months ended April 30, 2024, we securitized equipment financing leases and loans of $389,084 (2023 – $445,752) which were sold to third parties for cash proceeds of $340,034 (2023 – $395,195).

Securitization of residential mortgages

We securitize fully insured residential mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage Backed Securities (NHA MBS) program sponsored by Canada Mortgage and Housing Corporation (CMHC). The mortgage-backed securities are sold directly to third party investors, sold to the Canada Housing Trust (CHT) as part of the Canada Mortgage Bond (CMB) program or are held by us. The CHT issues CMBs, which are government guaranteed, to third party investors and uses resulting proceeds to purchase NHA MBS from us and other mortgage issuers in the Canadian market.

The third-party sale of the mortgage pools that comprise the NHA MBS does not qualify for derecognition as we retain the credit and interest rate risks associated with the mortgages, which represent substantially all of the risks and rewards associated with the transferred assets. As a result, the mortgages remain on the consolidated balance sheets as personal loans and are carried at amortized cost. Cash proceeds from the third-party sale of the mortgage pools, including those sold as part of the CMB program, are recognized within debt related to securitization activities.

During six months ended April 30, 2024, we securitized residential mortgages of $53,050 (2023 – $145,773) which were sold to the CHT for cash proceeds of $51,346 (2023 – $143,701).

Details about the nature of transferred financial assets that do not qualify for derecognition and the associated liabilities follow:

	As at April 30, 2024		As at January 31, 2024
	Carrying value	Fair Value	Carrying Value	Fair Value
Transferred Assets that do not Qualify for Derecognition
Securitized leases and loans	$2,123,212	$2,075,121	$2,160,479	$2,118,026
Securitized residential mortgages	1,202,912	1,197,331	1,267,514	1,261,025
	3,326,124	3,272,452	3,427,993	3,379,051
Associated Liabilities(1)	3,163,455	3,146,462	3,219,065	3,200,386
Net Position	$162,669	$125,990	$208,928	$178,665

	As at October 31, 2023
	Carrying Value	Fair Value
Transferred Assets that do not Qualify for Derecognition
Securitized leases and loans	$2,218,720	$2,135,851
Securitized residential mortgages	1,307,446	1,299,117
	3,526,166	3,434,968
Associated Liabilities(1)	3,315,721	3,277,147
Net Position	$210,445	$157,821

(1)	Associated liabilities consist of $1,932,713 related to securitized leases and loans (As at January 31, 2024 – $1,967,840; October 31, 2023 – $2,020,913), and $1,230,742 related to residential mortgages securitized through the NHA MBS program (January 31, 2024 – $1,251,225; October 31, 2023 – $1,294,808).

As at April 30, 2024, we have securitized residential mortgages through the NHA MBS program totaling $69,350 with a fair value of $69,028 that were not transferred to third parties (January 31, 2024 – $76,364 with a fair value of $75,973; October 31, 2023 – $42,066 with a fair value of $41,798).

CWB 2024 Second Quarter Report	32

Notes to Interim Consolidated Financial Statements

7.	Subordinated Debentures

On January 29, 2024, we issued $250,000 of Non-Viability Contingent Capital (NVCC) subordinated debentures with a fixed annual interest rate of 5.949% until January 29, 2029. Thereafter, the rate will be set quarterly at the daily compounded Canadian Overnight Repo Rate (CORRA) plus 273 basis points until maturity on January 29, 2034. The debentures are redeemable on or after January 29, 2029 subject to the prior written consent of OSFI.

Upon the occurrence of a trigger event (as defined by OSFI), each subordinated debenture will be automatically converted, without the consent of the holders, into CWB common shares. Conversion to common shares will be determined by dividing the debenture conversion value (the principal amount of the debenture plus accrued but unpaid interest times a multiplier of 1.5) by the common share value (the greater of (i) the floor price of $5.00 and (ii) the current market price calculated as the volume-weighted average trading price for the ten consecutive trading days ending on the day immediately prior to the date of the conversion).

8.	Capital Stock

Share Capital

		For the six months ended
		April 30, 2024		April 30, 2023
		Number of Shares	Amount	Number of Shares	Amount
Preferred Shares – Series 5
Outstanding at beginning and end of period		5,000,000	$125,000	5,000,000	$125,000
Preferred Shares – Series 9
Outstanding at beginning and end of period		5,000,000	125,000	5,000,000	125,000
		10,000,000	250,000	10,000,000	250,000
Limited Recourse Capital Notes – Series 1
Outstanding at beginning and end of period		175,000	175,000	175,000	175,000
Limited Recourse Capital Notes – Series 2
Outstanding at beginning and end of period		150,000	150,000	150,000	150,000
		325,000	325,000	325,000	325,000
Common Shares
Outstanding at beginning of period		96,434,034	1,007,983	94,326,112	956,061
Issued under dividend reinvestment plan		109,879	3,192	131,889	3,176
Issued on exercise or exchange of options(1)	(Note 9)	967	102	15,205	432
Issued under at-the-market common equity distribution program		-	-	1,834,595	44,998
		96,544,880	1,011,277	96,307,801	1,004,667
Total			$1,586,277		$1,579,667

(1)	Represents shares issued and amounts transferred from the share-based payment reserve to share capital upon cashless settlement of option exercised.

Preferred Shares

Preferred Shares – Series 5

Effective May 1, 2024, we reset the Non-Viability Contingent Capital (NVCC) First Preferred Shares Series 5 (Series 5 Preferred Shares) annual dividend rate to 6.371%, representing the five-year Government of Canada Bond Yield as at April 1, 2024 plus 276 basis points. Beginning May 1, 2024, holders of Series 5 Preferred Shares are entitled to receive quarterly fixed rate non-cumulative preferential cash dividends in the amount of $0.3981875 per share, when declared by the Board of Directors of CWB. We may redeem the Series 5 Preferred Shares, in whole or in part, on April 30, 2029 and on April 30 every five years thereafter. All other terms remain unchanged.

Preferred Shares – Series 9

Effective May 1, 2024, we reset the NVCC First Preferred Shares Series 9 (Series 9 Preferred Shares) annual dividend rate to 7.651%, representing the five-year Government of Canada Bond Yield as at April 1, 2024 plus 404 basis points. Beginning May 1, 2024, holders of Series 9 Preferred Shares are entitled to receive quarterly fixed rate non-cumulative preferential cash dividends in the amount of $0.4781875 per share, when declared by the Board of Directors of CWB. We may redeem the Series 9 Preferred Shares, in whole or in part, on April 30, 2029 and on April 30 every five years thereafter. All other terms remain unchanged.

At-the-market (ATM) Common Equity Distribution Program

Our ATM program allows the periodic issuance up to a total of $150 million of common shares, at our discretion and if needed, at the prevailing market price, under a prospectus supplement to the CWB short-form base shelf prospectus, which expires on July 1, 2024.

	For the three months ended		For the six months ended
	April 30, 2024	April 30, 2023	April 30, 2024	April 30, 2023
Common shares issued	-	-	-	1,834,595
Average price per share	$-	$-	$-	$24.53
Gross proceeds	-	-	-	44,998
Net proceeds(1)	-	-	-	44,253

(1)	Gross proceeds less sales commissions and other issuance costs.

CWB 2024 Second Quarter Report	33

Notes to Interim Consolidated Financial Statements

9.	Share-based Payments

Stock Options

	For the three months ended
	April 30, 2024		April 30, 2023
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance at beginning of period	2,470,999	$30.45	2,401,778	$29.98
Expired	(212,754)	30.94	(91,930)	23.70
Balance at End of Period	2,258,245	$30.40	2,309,848	$30.23

	For the six months ended
	April 30, 2024		April 30, 2023
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance at beginning of period	2,214,627	$30.25	1,871,717	$31.63
Granted	394,875	31.10	570,049	24.23
Exercised or exchanged	(19,235)	29.68	(124,654)	23.70
Expired	(217,357)	30.96	-	-
Forfeited	(114,665)	28.98	(7,264)	32.72
Balance at End of Period	2,258,245	$30.40	2,309,848	$30.23

All exercised options are settled via non-cash settlement, which provides the option holder the number of shares equivalent to the excess of the market value of the shares under option, determined at the exercise date, over the exercise price. During the six months ended April 30, 2024, option holders exchanged the rights to 19,235 (2023 – 124,654) options and received 967 (2023 – 15,205) shares in return by way of cashless settlement.

For the six months ended April 30, 2024, salary expense of $671 (2023 – $1,031) was recognized relating to the estimated fair value of options granted. The fair value of options granted during the six months ended April 30, 2024, which expire seven years after the grant date, was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 3.2% (2023 – 3.1%) (ii) contractual option life of 7.0 years (2023 – 5.0 years), (iii) expected annual volatility of 32% (2023 – 34%) and (iv) expected annual dividends of 4.4% (2023 – 5.4%). The weighted average fair value of options granted was estimated at $5.96 per share (2023 – $4.18).

Further details related to stock options outstanding and exercisable at April 30, 2024 follow:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$24.23	485,342	5.6	$24.23	-	$-
$29.07 to $31.93	1,286,997	3.9	30.50	892,122	30.24
$35.15 to $37.03	485,906	3.2	36.30	189,428	35.15
Total	2,258,245	4.1	$30.40	1,081,550	$31.10

10.	Contingent Liabilities and Commitments

In the ordinary course of business, we are party to legal proceedings. Based on current knowledge, we do not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or results of operations.

CWB 2024 Second Quarter Report	34

Notes to Interim Consolidated Financial Statements

11.	Fair Value of Financial Instruments

Financial Assets and Liabilities by Measurement Basis

The following table provides the carrying amount of financial instruments by category as defined in IFRS 9 and by balance sheet heading. The table sets out the fair values of financial instruments (including derivatives) using the valuation methods and assumptions referred to below the table. The table does not include assets and liabilities that are not considered financial instruments. The table also excludes assets and liabilities which are considered financial instruments but are not recorded at fair value and for which the carrying amount approximates fair value.

As at April 30, 2024	Derivatives	Amortized Cost	FVOCI	FVTPL	Total Carrying Amount	Fair Value	Fair Value Over/(Under) Carrying Amount
Financial Assets
Cash resources	$-	$41,495	$118,908	$-	$160,403	$160,403	$-
Securities	-	-	3,699,613	17,292	3,716,905	3,716,905	-
Securities	-	49,999	-	-	49,999	49,999	-
purchased
under resale
agreements
Loans(1)	-	37,185,627	-	-	37,185,627	36,932,444	(253,183)
Derivatives	78,488	-	-	-	78,488	78,488	-
Total	$78,488	$37,277,121	$3,818,521	$17,292	$41,191,422	$40,938,239	$(253,183)
Financial
Liabilities
Deposits(1)	$-	$32,839,511	$-	$-	$32,839,511	$32,848,253	$8,742
Debt	-	3,935,704	-	-	3,935,704	3,947,178	11,474
Derivatives	143,462	-	-	-	143,462	143,462	-
Total	$143,462	$36,775,215	$-	$-	$36,918,677	$36,938,893	$20,216
As at January
31, 2024
Total Financial	$96,984	$37,133,138	$4,710,659	$40,294	$41,981,075	$41,644,385	$(336,690)
Assets
Total Financial	$109,105	$37,508,162	$-	$-	$37,617,267	$37,635,280	$18,013
Liabilities
As at October
31, 2023
Total Financial	$109,290	$37,453,424	$4,019,042	$39,049	$41,620,805	$41,246,036	$(374,769)
Assets
Total Financial	$198,596	$37,194,697	$-	$-	37,393,293	$36,979,189	$(414,104)
Liabilities

(1)	Loans and deposits exclude deferred premiums, deferred revenue, allowance for credit losses and fair value hedge adjustments, which are not financial instruments.

Fair values are based on our best estimates based on market conditions and pricing policies at a certain point in time. Methods used to estimate the fair values of financial instruments remain unchanged from the audited consolidated financial statements for the year ended October 31, 2023.

The fair value estimates are subjective and involve particular assumptions and matters of judgment and, as such, may not be reflective of future fair values. Further information on how we estimate the fair value of financial instruments is included in Note 24 of the audited consolidated financial statements for the year ended October 31, 2023.

CWB 2024 Second Quarter Report	35

Notes to Interim Consolidated Financial Statements

Fair Value Hierarchy

We categorize fair value measurements of financial instruments according to a three-level hierarchy. Level 1 fair value measurements reflect unadjusted quoted prices in active markets for identical assets and liabilities that we can access at the measurement date. Level 2 fair value measurements are estimated using observable inputs, including quoted market prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and model inputs that are either observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 fair value measurements are determined using one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date.

The following table presents our financial assets and liabilities that are either carried at fair value on the balance sheet or where fair value is disclosed, categorized by level under the fair value hierarchy:

As at April 30, 2024	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash resources	$160,403	$88,778	$71,625	$-
Securities	3,716,905	331,591	3,385,314	-
Securities purchased under resale agreements	49,999	-	49,999	-
Loans	36,932,444	-	-	36,932,444
Derivatives	78,488	-	78,488	-
Total	$40,938,239	$420,369	$3,585,426	$36,932,444
Financial Liabilities
Deposits	$32,848,253	$-	$32,848,253	$-
Debt	3,947,178	-	3,947,178	-
Derivatives	143,462	-	143,462	-
Total	$36,938,893	$-	$36,938,893	$-

As at January 31, 2024
Financial Assets	$41,644,385	$628,423	$4,389,196	$36,626,766
Financial Liabilities	$37,635,280	$-	$37,635,280	$-

As at October 31, 2023
Financial Assets	$41,246,036	$667,341	$3,701,226	$36,877,469
Financial Liabilities	$36,979,189	$-	$36,979,189	$-

Financial instruments that are not carried on the balance sheet at fair value, but where fair values are disclosed above, include select cash resource balances, securities purchased under resale agreements, loans, deposits and debt.

CWB 2024 Second Quarter Report	36

Notes to Interim Consolidated Financial Statements

12.	Interest Rate Sensitivity

Our exposure to interest rate risk as a result of a difference, or gap, between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 22 of the audited consolidated financial statements for the year ended October 31, 2023. The following table shows the gap position for selected time intervals.

Asset Liability Gap Positions

($ millions)	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	2 to 5 Years	More than 5 Years	Non- interest Sensitive	Total
April 30, 2024 Assets
Cash resources and securities	$431	$444	$1,254	$2,129	$1,758	$16	$24	$3,927
Loans(1)	15,025	2,348	6,292	23,665	13,331	220	(230)	36,986
Other assets(2)	-	-	-	-	-	-	1,038	1,038
Derivative financial instruments(3)	1,974	836	1,750	4,560	4,145	168	389	9,262
Total	17,430	3,628	9,296	30,354	19,234	404	1,221	51,213
Liabilities and Equity
Deposits(1)	14,214	1,453	5,923	21,590	10,943 301	(28)	32,806
Other liabilities(2)	-	-	-	-	-	-	1,050	1,050
Debt	123	442	798	1,363	2,596	-	(23)	3,936
Equity	-	-	-	-	575	-	3,584	4,159
Derivative financial instruments(3)	7,368	26	100	7,494	1,379	-	389	9,262
Total	21,705	1,921	6,821	30,447	15,493	301	4,972	51,213
Interest Rate Sensitive Gap	$(4,275)	$1,707	$2,475	$(93)	$3,741	$103	$(3,751)	$-
Cumulative Gap	$(4,275)	$(2,568)	$(93)	$(93)	$3,648	$3,751	$-	$-
Cumulative Gap as a
Percentage of Total Assets	(8.3)%	(5.0)%	(0.2)%	(0.2)%	7.1%	7.3%	-%	-%

January 31, 2024
Cumulative Gap	$(4,920)	$(3,312)	$(613)	$(613)	$3,682	$3,768	$-	$-
Cumulative Gap as a
Percentage of Total Assets	(9.4)%	(6.3)%	(1.2)%	(1.2)%	7.1%	7.2%	-%	-%

October 31, 2023
Cumulative Gap	$(4,240)	$(1,294)	$1,103	$1,103	$3,421	$3,692	$-	$-
Cumulative Gap as a
Percentage of Total Assets	(8.1)%	(2.5)%	2.1%	2.1%	6.6%	7.1%	-%	-%

(1)	Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.
(2)	Accrued interest is excluded in calculating interest sensitive assets and liabilities.
(3)	Derivative financial instruments are included in this table at the notional amount.

The effective weighted average interest rates of financial assets and liabilities are shown below:

April 30, 2024	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	2 to 5 Years	More than 5 Years	Total
Total Assets	7.2%	5.0%	5.0%	6.3%	4.9%	5.6%	5.7%
Total Liabilities	4.4	4.0	4.1	4.4	4.1	5.3	4.3
Interest Rate Sensitive Gap	2.8%	1.0%	0.9%	1.9%	0.8%	0.3%	1.4%

January 31, 2024
Total Assets	7.2%	5.5%	4.7%	6.2%	4.8%	5.6%	5.6%
Total Liabilities	4.5	4.1	3.9	4.4	4.0	5.3	4.3
Interest Rate Sensitive Gap	2.7%	1.4%	0.8%	1.8%	0.8%	0.3%	1.3%

October 31, 2023
Total Assets	7.2%	4.7%	4.6%	6.1%	4.7%	5.7%	5.6%
Total Liabilities	4.5	4.5	3.9	4.4	3.8	4.8	4.2
Interest Rate Sensitive Gap	2.7%	0.2%	0.7%	1.7%	0.9%	0.9%	1.4%

13.	Interest Income

The composition of our interest income follows:

	For the three months ended		For the six months ended
	April 30 2024	April 30 2023	April 30 2024	April 30 2023
Loans and leases measured at amortized cost(1)	$609,657	$543,987	$1,232,337	$1,071,714
Securities
Debt securities measured at FVOCI(1)	34,327	13,261	70,600	26,741
Securities purchased under resale agreements measured at amortized cost(1)	826	2,629	2,576	4,786
Deposits with regulated financial institutions measured at FVOCI(1)	3,001	1,896	8,682	4,181
Total	$647,811	$561,773	$1,314,195	$1,107,422

(1)	Interest income is calculated using the effective interest method.

CWB 2024 Second Quarter Report	37

Notes to Interim Consolidated Financial Statements

14.	Capital Management

Capital for Canadian financial institutions is managed and reported in accordance with a capital management framework specified by OSFI commonly called Basel III. We currently utilize the Standardized approach for calculating risk-weighted assets for credit risk. Additional information about our capital management practices is provided in Note 27 of the audited consolidated financial statements for the year ended October 31, 2023 and in the Capital Management section of the Q2 2024 Management’s Discussion and Analysis.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well-capitalized and protect customer deposits, while providing a satisfactory return for shareholders.

Capital Structure and Regulatory Ratios

	As at April 30 2024	As at January 31 2024	As at October 31 2023
Regulatory capital, net of deductions
Common equity Tier 1	$3,289,206	$3,247,946	$3,157,495
Tier 1	3,864,206	3,822,946	3,732,495
Total	4,771,098	4,728,069	4,388,046
Capital ratios
Common equity Tier 1	10.1%	10.0%	9.7%
Tier 1	11.8	11.8	11.5
Total	14.6	14.6	13.5
Leverage ratio	8.9	8.7	8.5

As at April 30, 2024, we complied with all external capital requirements.

CWB 2024 Second Quarter Report	38

Shareholder Information

CWB Financial Group
Corporate Headquarters

Suite 3000, 10303 Jasper Avenue NW
CWB Place
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888

Fax: (780) 423-8897

cwb.com

Stock Exchange Listings

The Toronto Stock Exchange (TSX)
Common Shares: CWB

Series 5 Preferred Shares: CWB.PR.B
Series 9 Preferred Shares: CWB.PR.D

Transfer Agent and Registrar

Computershare

100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1
Telephone: (416) 263-9200

Toll-free: (800) 564-6253

Fax: (888) 453-0330

Website: www.computershare.com

Eligible Dividends Designation

CWB designates all common and preferred share dividends paid to Canadian residents as “eligible dividends”, as defined in the Income Tax Act (Canada), unless otherwise noted.

Dividend Reinvestment Plan

CWB’s dividend reinvestment plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage and commission fees. For information about participation in the plan, please contact the Transfer Agent and Registrar.

Investor Relations Department

CWB Financial Group

Suite 3000, 10303 Jasper Avenue NW
CWB Place

Edmonton, AB T5J 3X6
Telephone: (780) 508-8229

Toll-free: (800) 836-1886

Email: InvestorRelations@cwbank.com

More comprehensive investor information - including supplemental financial reports, quarterly financial releases, corporate presentations, corporate fact sheets and frequently asked questions - is available in the Investor Relations section at cwb.com.

Filings are available on the Canadian Securities Administrators' website at sedarplus.ca.

Quarterly Conference Call and Webcast

CWB’s quarterly conference call and live audio webcast will take place on May 31, 2024 at 10:00 a.m. ET. The webcast will be archived on CWB’s website at cwb.com for sixty days. A replay of the conference call will be available until June 7, 2024, by dialing 1 (888) 390-0541 and entering passcode 517734#.

CWB 2024 Second Quarter Report	39

CWB reports second quarter 2023 performance

Edmonton, May 26, 2023 – CWB Financial Group (TSX: CWB) (CWB) announced financial performance for the three and six months ended April 30, 2023. Quarterly common shareholders’ net income of $70 million was down 26% and adjusted earnings per share (EPS)(1) of $0.74 was down 27% from last quarter, primarily reflecting a 21 basis point increase in the provision for credit losses as a percentage of average loans(1), the impact of three fewer interest-earning days and a six basis point decrease in net interest margin(1). The prior quarter results reflected the reversal of a previously recognized impaired loan write-off, which drove a net recovery of credit losses and the recognition of additional interest income that provided a three basis point increase to net interest margin. The provision for credit losses of 12 basis points this quarter remained below our five-year historical average, and reflected continued strong credit performance.

Our Board of Directors declared a cash dividend of $0.33 per common share, up one cent, or 3%, from the dividend declared last quarter and up two cents, or 6%, from last year.

“The strength and stability of our organization enabled us to navigate the significant volatility in the global banking industry this quarter. Subsequent to the emergence of these events, we grew branch-raised deposits(1), continued to maintain prudent levels of liquidity, and increased our regulatory capital ratios with no use of the at-the-market (ATM) program this quarter,” said Chris Fowler, President and CEO. “We drove solid loan growth across our national footprint, with especially strong growth in Ontario and general commercial loans, and delivered another quarter of low credit losses.”

“Based on our assessment of market pricing relative to risk and considering the expected volatility in economic conditions, we have targeted lower annual loan growth than previously expected. We are well positioned to capitalize on opportunities to accelerate new client growth when conditions improve, as we have in past periods of economic volatility. While we do not expect to achieve our annual pre-tax, pre-provision income(1) and efficiency ratio(1) targets for this year, we are adjusting our expense trajectory to align to the lower loan growth outlook and deliver an annual adjusted return on equity(1) in line with our 2023 target.”

“We continue to earn national recognition for our commitment to a people first culture and are very proud that for the second consecutive year CWB placed within the top 25 on this year’s Best WorkplacesTM in Canada. We thank our teams for their continued dedication and focus to make CWB the best bank for business owners in Canada.”

(1)	Adjusted EPS, the provision for credit losses on total loans as a percentage of average loans, net interest margin, branch-raised deposits, pre-tax, pre-provision income, efficiency ratio and adjusted return on equity are non-GAAP measures. Refer to definitions and detail provided on page 7.

CWB 2023 Second Quarter Report

OBSESSED WITH YOUR SUCCESSTM

Financial Performance

Q2 2023, compared to Q1 2023	Common shareholders’ net income	$70 million	Down 26%
	Diluted EPS Adjusted EPS	$0.73 $0.74	Down 26% Down 27%
	Adjusted Return on Equity (ROE)	8.9%	Down 310 bp
	Efficiency ratio	55.3%	Up 260 bp

bp – basis point

Compared to the prior quarter, lower common shareholders’ net income was primarily driven by a 21 basis point increase in the total provision for credit losses as a percentage of average loans and a 3% decline in revenue. Pre-tax, pre-provision income(1) decreased 8%.

Lower revenue reflected a 5% decrease in net interest income, partially offset by an 11% increase in non-interest income. Higher non-interest income was primarily due to an increase in foreign exchange revenue recorded within ‘other’ non-interest income, reflective of a strengthening U.S. dollar in the quarter. Net interest income decreased compared to last quarter as 2% sequential loan growth was more than offset by three fewer interest-earning days and a six basis point decrease in net interest margin. Net interest margin was lower primarily due to a three basis point interest income recovery recorded in the prior quarter related to the reversal of a previously recognized impaired loan. The remaining decline in net interest margin was primarily due to lower loan related fees and strategic pricing adjustments to certain administered rate deposit products. As expected, the impact on net interest margin from higher fixed rate deposit costs continued to decline this quarter, and was offset by the benefit from repricing fixed rate loans at higher market interest rates.

Non-interest expenses were well-contained and increased 1%, primarily driven by the seasonal increase in statutory employee benefits.

The provision for credit losses on total loans as a percentage of average loans represented 12 basis points this quarter and was 21 basis points higher than last quarter. The impaired loan provision of 12 basis points remained below our historical five-year average of 19 basis points, but increased 24 basis points from the net recovery of 12 basis point last quarter. The previous quarter impaired loan provision included the impact of the reversal of a previously recognized impaired loan write-off. A nil performing loan provision in the quarter was three basis points lower than last quarter.

We recognized a 20 basis point increase to our Common Equity Tier 1 (CET1) capital ratio this quarter, reflecting the adoption of the Capital Adequacy Requirements (CAR) 2023 guidelines effective February 1, 2023 and lower accumulated other comprehensive losses related to a reversal of previously recognized unrealized losses on our debt securities portfolio. No common shares were issued under the ATM equity distribution program this quarter.

Q2 2023, compared to Q2 2022	Common shareholders’ net income	$70 million	Down 6%
	Diluted EPS	$0.73	Down 11%
	Adjusted EPS	$0.74	Down 12%
	Adjusted ROE	8.9%	Down 140 bp
	Efficiency ratio	55.3%	Up 160 bp

bp – basis point

Common shareholders’ net income decreased compared to the same quarter last year as a 2% increase in revenue was more than offset by a 5% increase in non-interest expenses. Pre-tax, pre-provision income decreased 1%.

Higher revenue reflected a 2% increase in net interest income and a 4% increase in non-interest income. The increase in net interest income was primarily due to the benefit of 9% annual loan growth, partially offset by a 16 basis point decrease in net interest margin. The decline in net interest margin reflects the impact of lower loan related fees, including payout penalties, a proportional shift in our funding mix towards fixed term branch-raised and insured broker deposits, and fixed rate asset yields that have lagged the growth of fixed rate deposit costs through the rising interest rate environment. Our fixed term deposit portfolio has repriced faster to reflect higher market interest rates than our fixed term loans, which have a longer average duration. Loan yields have also been slower to reflect the changes in market interest rates due to higher levels of competition for new lending. The decline in net interest margin was partially offset by the net positive impact of rising Bank of Canada policy interest rates on our floating rate loans and deposits.

Non-interest expenses were up 5% from the prior year, primarily driven by higher people costs related to the impact of salary increments in the prior year and a higher staffing complement, including in the Ontario market to support our continued expansion.

The provision for credit losses on total loans as a percentage of average loans was two basis points lower than the same quarter last year due to a decline in the provision for credit losses on impaired loans.

CWB 2023 Second Quarter Report	2

YTD 2023, compared to YTD 2022	Common shareholders’ net income	$164 million	Up 2%
	Diluted EPS	$1.72	Down 4%
	Adjusted EPS	$1.76	Down 4%
	Adjusted ROE	10.4%	Down 70 bp
	Efficiency ratio	54.0%	Up 300 bp

bp – basis point

Common shareholders’ net income increased compared to last year as an 11 basis point decline in the total provision for credit losses and 2% growth in revenue more than offset higher non-interest expenses. Pre-tax, pre-provision income decreased 4%.

Total revenue increased 2%, reflecting a 3% increase in net interest income, partially offset by a 2% decrease in non-interest income. Net interest income increased from the prior year as 9% annual loan growth was partially offset by a 15 basis point decrease in net interest margin.

Non-interest expenses were up 8%, driven by higher people costs due to the same factors as noted in the comparison to the same quarter last year and our continued investment in our digital capabilities.

The total provision for credit losses as a percentage of average loans of one basis point was 11 basis points lower than the prior year, due to a 14 basis point decrease in the impaired loan provision, partially offset by a three basis point increase in the performing loan provision. The lower impaired loan provision primarily reflects the reversal of a previously recognized impaired loan write-off recorded in the first quarter of this year.

Financial Targets

The financial targets outlined below reflect key financial objectives we expected to drive on the assumption of relatively stable economic conditions and under the Standardized approach for capital management.

Annual Metrics	Performance Target
Pre-tax pre-provision income growth	Greater than 10%
Adjusted ROE	10-11% in 2023, 12% by 2024
Efficiency ratio	Less than 50%

Economic and financial market conditions have been volatile over the past quarter. As described further in the Outlook section of our 2023 Second Quarter Management Discussion and Analysis, based on our assessment of market pricing relative to risk and considering the expected volatility in economic conditions, we have targeted lower annual loan growth than previously expected. Given a lower outlook for loan growth, we no longer expect to achieve our annual pre-tax, pre-provision income and efficiency ratio performance targets for fiscal 2023. We continue to expect to deliver annual adjusted ROE in line with our 2023 performance target, supported by lower than expected credit losses and management of non-interest expenses reflecting our expectation of lower loan growth.

We will provide our 2024 outlook in our 2023 Annual Management Discussion and Analysis, reflecting the expected economic conditions at that time.

About CWB Financial Group

CWB Financial Group (CWB) is the only full-service bank in Canada with a strategic focus to meet the unique financial needs of businesses and their owners. We provide our nation-wide clients with full-service business and personal banking, specialized financing, comprehensive wealth management offerings, and trust services. Clients choose CWB for a differentiated level of service through specialized expertise, customized solutions, and faster response times relative to the competition. Our people take the time to understand our clients and their business, and work as a united team to provide holistic solutions and advice.

As a public company on the Toronto Stock Exchange (TSX), CWB trades under the symbols “CWB” (common shares), “CWB.PR.B” (Series 5 preferred shares) and “CWB.PR.D” (Series 9 preferred shares). We are firmly committed to the responsible creation of value for all our stakeholders and our approach to sustainability will support our continued success. Learn more at www.cwb.com.

CWB 2023 Second Quarter Report	3

Fiscal 2023 Second Quarter Results Conference Call
CWB’s second quarter results conference call is scheduled for Friday, May 26, 2023, at 10:00 a.m. ET (8:00 a.m. MT). CWB’s executives will comment on financial results and respond to questions from analysts.
The conference call may be accessed on a listen-only basis by dialing (416) 764-8688 (Toronto) or 1 (888) 390-0546 (toll-free) and entering passcode: 07376453. The call will also be webcast live on CWB’s website:
www.cwb.com/investor-relations/quarterly-reports.
A replay of the conference call will be available until June 2, 2023 by dialing (416) 764-8677 (Toronto) or 1 (888) 390-0541 (toll-free) and entering passcode: 376453#.

FOR FURTHER INFORMATION CONTACT:

Chris Williams, MBA

AVP, Investor Relations

Phone: (780) 508-8229

Email: chris.williams@cwbank.com

Contents	Selected Financial Highlights	5
	Management’s Discussion and Analysis	6
	Interim Consolidated Financial Statements	20
	Shareholder Information	39

CWB 2023 Second Quarter Report	4

Selected Financial Highlights

	For the three months ended			Change from		For the six months ended		Change from
(unaudited) (thousands, except per share amounts)	April 30 2023	January 31 2023	April 30 2022	April 30 2022		April 30 2023	April 30 2022	April 30 2022
Results from Operations
Net interest income	$230,523	$242,280	$226,109	2%		$472,803	$459,181	3
Non-interest income	33,891	30,611	32,652	4		64,502	65,556	(2)
Total revenue	264,414	272,891	258,761	2		537,305	524,737	2
Pre-tax, pre-provision income(1)	118,248	129,030	119,919	(1)		247,278	257,029	(4)
Common shareholders’ net income	70,040	94,363	74,164	(6)		164,403	161,806	2
Common Share Information
Earnings per common share
Basic	$0.73	$0.99	$0.82	(11)%		$1.72	$1.80	(4)
Diluted	0.73	0.99	0.82	(11)		1.72	1.79	(4)
Adjusted(1)	0.74	1.02	0.84	(12)		1.76	1.83	(4)
Cash dividends	0.32	0.32	0.30	7		0.64	0.60	7
Book value(1)	34.90	34.26	33.43	4		34.90	33.43	4
Closing market value	24.30	28.12	32.41	(25)		24.30	32.41	(25)
Common shares outstanding (thousands)	96,308	96,229	91,569	5		96,308	91,569	5
Performance Measures(1)
Return on common shareholders’ equity	8.7%	11.6%	10.0%	(130	)bp	10.1%	10.8%	(70	)bp
Adjusted return on common shareholders’ equity	8.9	12.0	10.3	(140)		10.4	11.1	(70)
Return on assets	0.69	0.90	0.79	(10)		0.80	0.86	(6)
Net interest margin	2.26	2.32	2.42	(16)		2.29	2.44	(15)
Efficiency ratio	55.3	52.7	53.7	160		54.0	51.0	300
Operating leverage	(3.1)	(9.0)	(10.3)	720		(5.9)	(7.1)	120
Credit Quality(1)
Provision for (recovery of) credit losses on total loans as a percentage of average loans(2)	0.12	(0.09)	0.14	(2)		0.01	0.12	(11)
Provision for (recovery of) credit losses on impaired loans as a percentage of average
loans(2)	0.12	(0.12)	0.14	(2)		(0.01)	0.13	(14)
Balance Sheet(3)
Assets	$42,227,843	$41,706,375	$38,915,020	9%
Loans(4)	37,150,595	36,416,656	34,041,369	9
Deposits	33,255,533	33,113,849	31,289,488	6
Debt	3,846,915	3,803,068	3,131,854	23
Shareholders’ equity	3,935,941	3,871,964	3,636,036	8
Off-Balance Sheet
Wealth Management
Assets under management and administration	8,149,296	8,260,366	8,278,744	(2)
Assets under advisement(5)	2,208,618	1,924,278	1,992,438	11
Assets Under Administration – Other	15,092,141	14,290,188	14,471,848	4
Capital Adequacy(6)
Common equity Tier 1 ratio	9.3%	9.1%	8.9%	40	bp
Tier 1 ratio	11.1	10.9	10.8	30
Total ratio	13.1	12.8	12.3	80
Other
Number of full-time equivalent staff	2,734	2,737	2,617	4%

(1)	Non-GAAP measure – refer to definitions and detail provided on page 7.

(2)	Includes provisions for credit losses on loans, committed but undrawn credit exposures and letters of credit.

(3)	Certain comparative figures have been reclassified to conform with the current period’s presentation.

(4)	Excludes the allowance for credit losses.

(5)	Primarily comprised of assets under advisement related to our Indigenous Services wealth management business.

(6)	Calculated using the Standardized approach in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

bp – basis point

CWB 2023 Second Quarter Report	5

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A), dated May 25, 2023, should be read in conjunction with the unaudited condensed interim consolidated financial statements of Canadian Western Bank (CWB) for the periods ended April 30, 2023, available on SEDAR at www.sedar.com and on CWB’s website at www.cwb.com.

The consolidated interim consolidated financial statements have been prepared under International Accounting Standard 34 Interim Financial Reporting in accordance with International Financial Reporting Standards (IFRS) and are presented in Canadian dollars.

Forward-looking Statements

From time to time, we make written and verbal forward-looking statements. Statements of this type are included in our Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as media releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about our objectives and strategies, targeted and expected financial results and the outlook for CWB’s businesses or for the Canadian economy. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may increase”, “may impact”, “goal”, “focus”, “potential”, “proposed” and other similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations and conclusions will not prove to be accurate, that our assumptions may not be correct, and that our strategic goals will not be achieved.

A variety of factors, many of which are beyond our control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada, including housing market conditions, the volatility and level of liquidity in financial markets, fluctuations in interest rates and currency values, the volatility and level of various commodity prices, changes in monetary policy, changes in economic and political conditions, material changes to trade agreements, transition to the Advanced Internal Ratings Based (AIRB) approach for regulatory capital purposes, legislative and regulatory developments, legal developments, the level of competition, the occurrence of natural catastrophes, outbreaks of disease or illness that affect local, national or international economies, changes in accounting standards and policies, information technology and cyber risk, the accuracy and completeness of information we receive about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, the impact of bank failures or other adverse developments at other banks that drive negative investor and depositor sentiment regarding the stability and liquidity of banks, and our ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

Additional information about these factors can be found in the Risk Management section of our 2022 Annual MD&A. These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. Any forward-looking statements contained in this document represent our views as of the date hereof. Unless required by securities law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf. The forward-looking statements contained in this document are presented for the purpose of assisting readers in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian economy over the forecast horizon and how it will affect our business are material factors considered when setting organizational objectives and targets. In determining expectations for economic growth, we consider our own forecasts, economic data and forecasts provided by the Canadian government and its agencies, as well as certain private sector forecasts. These forecasts are subject to inherent risks and uncertainties that may be general or specific. Where relevant, material economic assumptions underlying forward-looking statements are disclosed within the Outlook and Allowance for Credit Losses sections of this MD&A and our 2022 Annual MD&A.

CWB 2023 Second Quarter Report	6

Management’s Discussion and Analysis

Non-GAAP Measures

We use a number of financial measures and ratios to assess our performance against strategic initiatives and operational benchmarks. Some of these financial measures and ratios do not have standardized meanings prescribed by Generally Accepted Accounting Principles (GAAP) and may not be comparable to similar measures presented by other financial institutions. Non-GAAP financial measures and ratios provide readers with an enhanced understanding of how we view our financial performance. These measures and ratios may also provide the ability to analyze trends related to profitability and the effectiveness of our operations and strategies, and are disclosed in compliance with National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure.

To calculate non-GAAP financial measures, we exclude certain items from our financial results prepared in accordance with IFRS. Adjustments relate to items which we believe are not indicative of underlying operating performance. Our non-GAAP financial measures include:

●	Adjusted non-interest expenses – total non-interest expenses, excluding pre-tax amortization of acquisition-related intangible assets, and acquisition and integration costs. Acquisition and integration costs include direct and incremental costs incurred as part of the execution and integration of business acquisitions.
●	Adjusted common shareholders’ net income – total common shareholders’ net income, excluding the amortization of acquisition-related intangible assets, and acquisition and integration costs, net of tax.
●	Pre-tax, pre-provision income – total revenue less adjusted non-interest expenses.

The following table provides a reconciliation of our non-GAAP financial measures to our reported financial results.

	For the three months ended			Change from	For the six months ended		Change from
(unaudited)	April 30	January 31	April 30	April 30	April 30	April 30	April 30
(thousands)	2023	2023	2022	2022	2023	2022	2022
Non-interest expenses	$148,388	$147,217	$141,457	5%	$295,605	$272,864	8%
Adjustments (before tax):
Amortization of acquisition-related intangible assets	(2,032)	(2,981)	(2,557)	(21)	(5,013)	(5,098)	(2)
Acquisition and integration costs	(190)	(375)	(58)	228	(565)	(58)	874
Adjusted non-interest expenses	$146,166	$143,861	$138,842	5%	$290,027	$267,708	8%

Common shareholders’ net income
Adjustments (after-tax):	$70,040	$94,363	$74,164	(6)%	$164,403	$161,806	2%
Amortization of acquisition-related intangible assets(1)	1,500	2,446	1,913	(22)	3,946	3,814	3
Acquisition and integration costs(2)	143	281	44	225	424	44	864
Adjusted common shareholders’ net income	$71,683	$97,090	$76,121	(6)%	$168,773	$165,664	2%

Total revenue	$264,414	$272,891	$258,761	2%	$537,305	$524,737	2%
Less:
Adjusted non-interest expenses (see above)	146,166	143,861	138,842	5	290,027	267,708	8
Pre-tax, pre-provision income	$118,248	$129,030	$119,919	(1)%	$247,278	$257,029	(4)%

(1)	Net of income tax of $532 for the three months ended April 30, 2023 (Q1 2023 – $535, Q2 2022 – $644) and $1,067 for the six months ended April 30, 2023 (Q2 2022 – $1,284).
(2)	Net of income tax of $47 for the three months ended April 30, 2023 (Q1 2023 – $94, Q2 2022 – $14) and $141 for the six months ended April 30, 2023 (Q2 2022 – $14).

Non-GAAP ratios are calculated using the non-GAAP financial measures defined above. Our non-GAAP ratios include:

●	Adjusted earnings per common share – diluted earnings per common share calculated with adjusted common shareholders’ net income.
●	Adjusted return on common shareholders’ equity – annualized adjusted common shareholders’ net income divided by average common shareholders’ equity, which is total shareholders’ equity excluding preferred shares and limited recourse capital notes.
●	Efficiency ratio – adjusted non-interest expenses divided by total revenue.
●	Operating leverage – growth rate of total revenue less growth rate of adjusted non-interest expenses.

Supplementary financial measures are measures that do not have definitions prescribed by GAAP, but do not meet the definition of a non-GAAP financial measure or ratio. Our supplementary financial measures include:

●	Return on assets – annualized common shareholders’ net income divided by average total assets.

●	Net interest margin – annualized net interest income divided by average total assets.

●	Return on common shareholders’ equity – annualized common shareholders’ net income divided by average common shareholders’ equity.
●	Write-offs as a percentage of average loans – annualized write-offs divided by average total loans.
●	Book value per common share – total common shareholders’ equity divided by total common shares outstanding.

●	Branch-raised deposits – total deposits excluding broker term and capital market deposits.

●	Provision for credit losses on total loans as a percentage of average loans – annualized provision for credit losses on loans, committed but undrawn credit exposures and letters of credit divided by average total loans. Provisions for credit losses related to debt securities measured at fair value through other comprehensive income (FVOCI) and other financial assets are excluded.
●	Provision for credit losses on impaired loans as a percentage of average loans – annualized provision for credit losses on impaired loans divided by average total loans.
●	Provision for credit losses on performing loans as a percentage of average loans – annualized provision for credit losses on performing loans (Stage 1 and 2) divided by average total loans.
●	Average balances – average daily balances.

CWB 2023 Second Quarter Report	7

Management’s Discussion and Analysis

Outlook

Economic Conditions

As elevated interest rates continue to work their way through the Canadian economy, economic growth is expected to be weak through the remainder of the year. The significant disruption in the Global banking industry this quarter added incremental volatility to economic and financial market conditions.

While policy interest rates remained stable this quarter, the Bank of Canada reiterated its commitment to lowering inflation to their 2% target level and signalled that they are prepared to implement additional policy interest rate increases if required. We expect that interest rates will remain elevated through the remainder of the year and expect the Bank of Canada will continue on its path of quantitative tightening.

Annual 2023 Financial Performance Expectations

Annual Metric	Current fiscal 2023 expectations
Loan growth	Mid single-digit percentage growth
Branch-raised deposits growth	Low single-digit percentage growth
Pre-tax, pre-provision income growth	Low to mid single-digit percentage growth
Efficiency ratio	Approximately 51%
Adjusted EPS	Approximately $3.50 to $3.60
Adjusted ROE	10% to 11%

Our teams remain focused on full-service client growth opportunities within our strict underwriting and risk-adjusted pricing criteria. Based on our assessment of market pricing relative to risk and considering the expected economic conditions described above, we now expect mid single-digit annual percentage loan growth for fiscal 2023 within our disciplined risk appetite.

Branch-raised deposit growth accelerated through the quarter and we anticipate this positive trend to continue. We expect mid single-digit percentage growth of branch-raised deposits for the remainder of the year, which will result in low single-digit percentage growth on an annual basis for fiscal 2023.

We continue to expect that net interest margin will expand in the second half of the year, albeit at a slower pace than previously anticipated, primarily due to higher funding costs. We will continue to drive growth in our risk-adjusted loan yields to deliver stronger net interest margin performance in the second half of fiscal 2023.

We will prudently manage our expenditures to reflect lower expectations for loan growth and remain positioned to deliver positive operating leverage through the second half of this year.

We continue to expect that our provision for credit losses will increase in the second half of this year but remain within our normal historical range of 18 to 23 basis points reflecting the secured nature of our loan portfolio.

The outcome of the assumptions above is expected to drive continued moderate growth of our CET1 ratio from its current level, which we believe is appropriate based on the potential volatility in economic conditions, and provides capacity to support future accelerated growth when prudent.

Annual adjusted earnings per share for fiscal 2023 is projected to finish the year in a range of approximately $3.50 to $3.60 and adjusted ROE is expected to finish within our financial scorecard range of 10% to 11%, based on the assumptions described above.

CWB 2023 Second Quarter Report	8

Management’s Discussion and Analysis

Financial Performance

Net Income and Profitability Ratios

Q2 2023 vs. Q1 2023

Common shareholders’ net income of $70 million and adjusted common shareholders’ net income of $72 million both decreased 26%, sequentially. Diluted earnings per common share of $0.73 and adjusted earnings per common share of $0.74 decreased 26% and 27%, respectively. Pre-tax, pre-provision income of $118 million decreased 8%. Total revenue decreased 3%, as an 11% increase in non-interest income was more than offset by a 5% decrease in net interest income, primarily due to three fewer interest-earning days and a six basis point decline in net interest margin. Non-interest expenses were well-contained and up 1% from last quarter. The provision for credit losses on total loans as a percentage of average loans represented 12 basis points this quarter and was 21 basis points higher than last quarter. The impaired loan provision of 12 basis points remained below our historical five-year average of 19 basis points, but increased 24 basis points from the net recovery of 12 basis points last quarter. The previous quarter impaired loan provision included the impact of the reversal of a previously recognized impaired loan write-off. A nil performing loan provision in the quarter was three basis points lower than last quarter. No common shares were issued under the ATM program this quarter.

Q2 2023 vs. Q2 2022

Compared to the same quarter last year, common shareholders’ net income and adjusted common shareholders’ net income both decreased 6%. Diluted earnings per common share and adjusted earnings per common share were down 11% and 12%, respectively. Pre-tax, pre-provision income was down 1%. Total revenue was up 2%, primarily due to a 2% increase in net interest income and a 4% increase in non-interest income. Non-interest expenses were up 5%. The provision for credit losses on total loans as a percentage of average loans was two basis points lower than the same quarter last year due to a decline in the provision for credit losses on impaired loans.

YTD 2023 vs. YTD 2022

Common shareholders’ net income of $164 million and adjusted common shareholders’ net income of $169 million both increased 2%. Diluted earnings per common share of $1.72 and adjusted earnings per common share of $1.76 both declined 4%. Pre-tax, pre-provision income of $247 million decreased 4%. Total revenue grew 2% due to a 3% increase in net interest income, partially offset by a 2% decrease in non-interest income. Non-interest expenses were up 8%. The total provision for credit losses as a percentage of average loans of one basis point was 11 basis points lower than the prior year, due to a 14 basis point decrease in the impaired loan provision, partially offset by a three basis point increase in the performing loan provision. The lower impaired loan provision primarily reflects the reversal of a previously recognized impaired loan write-off recorded in the first quarter of this year.

ROE and ROA

Compared to last quarter, ROE of 8.7% and adjusted ROE of 8.9% decreased 290 and 310 basis points, respectively, primarily driven by lower common shareholders’ net income as discussed above.

Compared to the same quarter last year, ROE and adjusted ROE decreased 130 and 140 basis points, respectively, primarily driven by lower common shareholders’ net income and higher average common shareholders’ equity.

On a year-to-date basis, ROE of 10.1% and adjusted ROE of 10.4%, both declined 70 basis points, as higher common shareholders’ net income was more than offset by an increase in average common shareholder’s equity.

The second quarter return on assets (ROA) of 0.69% was 21 basis points lower than the prior quarter and 10 basis points lower than the same quarter last year, primarily due to the combined impact of lower common shareholders’ net income and higher average assets. On a year-to-date basis ROA of 0.80% was six basis points lower, as higher common shareholders’ net income was more than offset by an increase in average assets.

CWB 2023 Second Quarter Report	9

Management’s Discussion and Analysis

Total Revenue

Second quarter total revenue of $264 million declined 3% compared to the prior quarter and reflected the impact of three fewer interest-earning days. Revenue increased 2% from the same quarter last year. On a year-to-date basis, total revenue of $537 million increased 2% from last year.

Net Interest Income

Q2 2023 vs. Q1 2023

Net interest income of $231 million decreased 5% compared to the last quarter as 2% sequential loan growth was more than offset by three fewer interest-earning days and a six basis point decrease in net interest margin. Net interest margin was lower primarily due to a three basis point interest income recovery recorded in the prior quarter related to the reversal of a previously recognized impaired loan. The remaining decline in net interest margin was primarily due to lower loan related fees and strategic pricing adjustments to certain administered rate deposit products. As expected, the impact on net interest margin from higher fixed rate deposit costs continued to decline this quarter, and was offset by the benefit from repricing fixed rate loans at higher market interest rates.

Q2 2023 vs. Q2 2022, YTD 2023 vs. YTD 2022

Net interest income increased 2% compared to the same quarter last year which reflected the benefit of 9% annual loan growth, partially offset by a 16 basis point decrease in net interest margin. On a year to date basis, net interest income of $473 million increased 3% from the prior year as 9% annual loan growth was partially offset by a 15 basis point decrease in net interest margin. The decline in net interest margin in both periods reflects the impact of lower loan related fees, including payout penalties, a proportional shift in our funding mix towards fixed term branch-raised and insured broker deposits, and fixed rate asset yields that have lagged the growth of fixed rate deposit costs through the rising interest rate environment. Our fixed term deposit portfolio has repriced faster to reflect higher market interest rates than our fixed term loans, which have a longer average duration. Loan yields have also been slower to reflect the changes in market interest rates due to higher levels of competition for new lending. The decline in net interest margin was partially offset by the net positive impact of rising Bank of Canada policy interest rates on our floating rate loans and deposits.

Non-interest Income

Q2 2023 vs. Q1 2023

Non-interest income of $34 million increased 11% from last quarter, primarily due to higher foreign exchange revenue recorded within ‘other’ non-interest income, reflective of a strengthening U.S. dollar in the quarter.

Q2 2023 vs. Q2 2022

Non-interest income increased 4% compared to the same quarter last year, as higher credit-related fees were partially offset by lower wealth management fees.

YTD 2023 vs. YTD 2022

On a year-to-date basis, non-interest income of $65 million decreased 2%, primarily due to lower foreign exchange revenue recorded within ‘other’ non-interest income and lower wealth management fees, partially offset by higher credit-related fees.

Non-interest Expenses

Q2 2023 vs. Q1 2023

Non-interest expenses of $148 million increased 1% sequentially, primarily driven by the seasonal increase in statutory employee benefits.

Q2 2023 vs. Q2 2022

Non-interest expenses were up 5% from the prior year, primarily driven by higher people costs related to the impact of salary increments enacted in the prior year and a higher staffing complement, including in the Ontario market to support our continued expansion.

YTD 2023 vs. YTD 2022

On a year-to-date basis, non-interest expenses of $296 million were up 8%, driven by higher people costs due to the same factors as noted in the comparison to the same quarter last year and our continued investment in our digital capabilities.

CWB 2023 Second Quarter Report	10

Management’s Discussion and Analysis

Efficiency ratio

The second quarter efficiency ratio of 55.3% increased from 52.7% in the prior quarter and from 53.7% in the same quarter last year. On a year-to-date basis, the efficiency ratio increased to 54.0% compared to 51.0%. The efficiency ratio increased as non-interest expense growth outpaced revenue growth so far this year primarily due to the decrease in net interest margin discussed in the Net interest income section.

Income Taxes

On November 4, 2022, the Canadian Government introduced Bill C-32 which included legislation to increase the federal income tax rate by 1.5% on taxable income above $100 million for banking and life insurance groups. Bill C-32 received Royal Assent on December 15, 2022. We anticipate the new legislation will increase our annual effective tax rate by approximately 80 basis points compared to the prior year, as the increase from the higher federal income tax rate will be partially offset by a one-time deferred tax recovery associated with the re-measurement of our net deferred tax assets at the higher expected tax rate.

The second quarter effective tax rate of 26.9% was up 170 basis points from last quarter and 360 basis points from last year. On a year-to-date basis, the effective tax rate of 26.0% was up 160 basis points compared to the prior year. The higher effective tax rate was primarily due to the combined impact of one-time adjustments arising from the completion of our 2022 tax filings this quarter and the full quarter impact of the additional 1.5% of federal income tax associated with the enactment of Bill C-32.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI), net of tax.

Q2 2023 vs. Q1 2023

Comprehensive income of $100 million was down $30 million from the prior quarter, reflective of a $6 million decrease in OCI and a $23 million decrease in net income. Lower OCI was primarily driven by lower changes in fair value of derivatives designated as cash flow hedges ($10 million) and the impact of reclassifications to net income ($3 million) related to the derivatives designated as cash flow hedges, partially offset by higher changes in fair value of debt securities measured at fair value through other comprehensive income (FVOCI) ($1 million).

Our debt securities portfolio, which is classified entirely at FVOCI, is primarily comprised of bonds issued or guaranteed by federal and provincial governments used exclusively for liquidity management purposes and have an average remaining duration of approximately one year. Fluctuations in fair value are generally attributed to changes in interest rates, movements in market credit spreads and shifts in the interest rate curve, and are fully reflected in regulatory capital on an after-tax basis.

Q2 2023 vs. Q2 2022

Compared to the prior year, comprehensive income was up $87 million, reflective of a $91 million increase in OCI and a $4 million decrease in net income. Higher OCI was primarily driven by higher changes in fair value of debt securities measured at FVOCI ($79 million) and the impact of reclassifications to net income ($12 million) related to our derivatives designated as cash flow hedges.

YTD 2023 vs. YTD 2022

Year-to-date comprehensive income of $229 million was up $137 million, due to a $135 million increase in OCI, and a $2 million increase in net income. Higher OCI was primarily driven by higher changes in fair value of debt securities measured at FVOCI ($109 million) and derivatives designated as cash flow hedges ($3 million) and the impact of reclassifications to net income ($24 million) related to the derivatives designated as cash flow hedges.

CWB 2023 Second Quarter Report	11

Management’s Discussion and Analysis

Balance Sheet

Total assets of $42.2 billion were up 1% from last quarter and 9% from last year.

Cash and Securities

Our cash and securities portfolio is comprised of high-quality debt instruments and used exclusively for liquidity management purposes. Cash, securities and securities purchased under resale agreements totaled $4.1 billion, compared to $4.4 billion last quarter and $3.9 billion last year. Average balances of cash and securities for the three months ended April 30, 2023 were $4.5 billion, consistent with last quarter and up from $4.1 billion last year.

Consistent with our risk appetite, we continue to maintain a prudent liquidity position and conservative investment profile. Our liquidity management is based on an internal stressed cash flow model, with the level of liquid assets driven primarily by the term structure of both assets and liabilities, and the liquidity structure of liabilities. The composition of our total liquid assets supports ongoing compliance with the OSFI Liquidity Adequacy Requirements (LAR) guideline, including a minimum Liquidity Coverage Ratio, and our own internal policies.

Net unrealized losses on cash and securities, before tax, recorded on the balance sheet totaled $103 million compared to $132 million last quarter and $129 million last year. Fluctuations in the value of securities, which are primarily comprised of debt securities issued or guaranteed by federal and provincial governments used exclusively for liquidity management purposes, are generally attributed to changes in interest rates driven by movement in market credit spreads and shifts in the interest rate curve. During the quarter and in line with our liquidity management strategies and risk appetite, we realized nominal net gains and losses on security sales, consistent with last quarter and last year.

Loans

Total loans, excluding the allowance for credit losses, of $37.2 billion increased 2% ($0.7 billion) from last quarter and 9% ($3.1 billion) over the last year.

		% of total as			Change from
(unaudited)	April 30	at April 30	January 31	April 30	April 30
(millions)	2023	2023	2023	2022	2022

General commercial loans	$13,209	36%	$12,672	$11,377	16%
Commercial mortgages	7,488	20	7,454	7,157	5
Personal loans and mortgages	7,215	19	7,214	6,716	7
Equipment financing and leasing	5,615	15	5,514	5,284	6
Real estate project loans	3,228	9	3,261	3,124	3
Oil and gas production loans	396	1	302	383	3
Total loans outstanding(1)	$37,151	100%	$36,417	$34,041	9%

(1)	Total loans outstanding by lending sector exclude the allowance for credit losses.

Q2 2023 vs. Q1 2023

Very strong growth of 4% in the strategically targeted general commercial portfolio primarily reflected growth in Ontario, supported by our Mississauga and Markham banking centres.

Our commercial mortgage and personal loan and mortgage portfolios remained relatively stable as new lending volumes that met our risk-adjusted return expectations were mostly offset by repayments.

Our equipment financing and leasing portfolio increased 2%, primarily in British Columbia (BC) and Alberta. Growth opportunities in our equipment financing and leasing portfolio have been impacted by the combination of increased competition, the rapid increase in interest rates and supply chain constraints. Some of these pressures have lessened in recent periods.

Real estate project loans decreased 1%. We have selectively financed new project starts in BC with top tier borrowers, but new origination volume was more than offset by elevated payouts in the current quarter associated with the timing of project completions.

Oil and gas production loans were up $94 million primarily due to participation in syndicated facilities that remain within our risk appetite. Our exposures to oil and gas service and production businesses represent approximately 2% and 1% of total loans, respectively.

Q2 2023 vs. Q2 2022

Very strong growth of 16% in the strategically targeted general commercial portfolio reflected our focus to increase full-service client relationships across our national footprint.

Growth in commercial mortgages of 5% primarily reflected strong new lending volumes in BC, Alberta and Ontario, with high-quality borrowers and underlying assets that remain within our risk appetite.

CWB 2023 Second Quarter Report	12

Management’s Discussion and Analysis

Our equipment financing and leasing portfolio increased 6%, primarily in Alberta, BC and Ontario.

The 7% increase in personal loans and mortgages reflected growth in uninsured mortgages, which benefited from new origination volumes with prudent loan-to-value ratios and strong average beacon scores and lower payouts compared to the prior year.

Real estate project loans increased 3%, as new project starts in BC, were partially offset by elevated payouts in the current quarter associated with the timing of project completions.

Geographic diversification

		% of total as			Change from
(unaudited)	April 30	at April 30	January 31	April 30	April 30
(millions)	2023	2023	2023	2022	2022

British Columbia	$12,148	33%	$11,863	$11,218	8%
Alberta	11,168	30	11,200	10,510	6
Ontario	9,287	25	8,965	8,165	14
Saskatchewan	1,550	4	1,533	1,533	1
Quebec	1,265	3	1,213	1,043	21
Manitoba	1,042	3	981	929	12
Other	691	2	662	643	7
Total loans outstanding(1)	$37,151	100%	$36,417	$34,041	9%

(1)	Total loans outstanding by province exclude the allowance for credit losses.

Q2 2023 vs. Q1 2023

Very strong loan growth of 4% in Ontario contributed to approximately half of the current quarter loan growth. Solid loan growth in BC of 2% reflected strong growth in our strategically targeted general commercial portfolio. Alberta loans were consistent with the prior quarter as declines in real estate project loans were offset by growth in the oil and gas production and equipment financing and leasing portfolios.

Q2 2023 vs. Q2 2022

We continue to execute on our geographic diversification strategy with solid loan growth across all provinces. Ontario loan growth of 14% reflected increases across all lending portfolios, excluding oil and gas production loans. Growth in BC was 8% and reflected strong general commercial, real estate project loans and commercial mortgage growth. Growth in Alberta of 6% reflected strong increases in general commercial, equipment financing and commercial mortgage portfolios, partially offset by lower real estate project loans.

Credit Quality

Credit quality continues to be supported by the secured nature of our lending portfolio, disciplined underwriting practices and proactive loan management. Borrower credit performance has remained strong throughout periods of economic volatility, and provisions for credit losses on impaired loans remain below pre-COVID-19 levels.

Gross impaired loans

The level of gross impaired loans fluctuates as loans become impaired and are subsequently resolved, and does not directly reflect the dollar value of expected write-offs given tangible security held in support of lending exposures. Gross impaired loans totaled $253 million, down from $274 million last quarter and up from $187 million one year ago.

	For the three months ended			Change from
(unaudited)	April 30	January 31	April 30	April 30
(thousands)	2023	2023	2022	2022

Gross impaired loans, beginning of period	$273,678	$166,673	$211,839	29%
New formations	104,112	135,158	34,436	202
Reductions, impaired accounts paid down or returned to performing status	(113,514)	(25,440)	(49,832)	128
Write-offs	(11,563)	(2,713)	(9,027)	28
Total(1)	$252,713	$273,678	$187,416	35%

Balance of the ten largest impaired accounts	127,718	145,023	93,270	37%
Total number of accounts classified as impaired(2)	249	313	294	(15)
Gross impaired loans as a percentage of gross loans	0.68%	0.75%	0.55%	13	bp

(1)	Gross impaired loans include foreclosed assets held for sale with a carrying value of $2,393 (January 31, 2023 – $1,398; October 31, 2022 – $2,010). We pursue timely realization of foreclosed assets and do not use the assets for our own operations.

(2)	Total number of accounts excludes CWB National Leasing.

bp – basis point

CWB 2023 Second Quarter Report	13

Management’s Discussion and Analysis

Gross impaired loans represented 0.68% of gross loans, down from 0.75% last quarter and up from 0.55% last year. Our strong credit risk management framework, including well-established underwriting standards, the secured nature of our lending portfolio with conservative loan-to-value ratios, and proactive approach to working with clients through difficult periods continues to be an effective approach to minimize realized losses on the resolution of impaired loans. This is demonstrated by our history of low write-offs as a percentage of total loans, including through past periods of economic volatility.

Allowance for credit losses

As at April 30, 2023, the total allowance for credit losses (Stages 1, 2 and 3) was $171 million, compared to $170 million last quarter and $153 million one year ago. Further information related to our total allowance for credit losses is provided in Note 4 of the interim consolidated financial statements for the periods ended April 30, 2023.

				Change from
(unaudited)	April 30	January 31	April 30	April 30
(thousands)	2023	2023	2022	2022
Performing (Stage 1 and 2)
Loans	$119,382	$118,911	$100,822	18%
Committed but undrawn credit exposures and letters of credit	4,292	4,584	4,317	(1)
	123,674	123,495	105,139	18
Impaired loans (Stage 3)	46,850	46,460	48,227	(3)
Total	$170,524	$169,955	$153,366	11%

Performing loan allowance

The performing loan allowance is estimated based on 12-month expected credit losses for Stage 1, while loans in Stage 2 require the recognition of lifetime expected credit losses. The proportion of performing loans in Stage 2 at the end of the current quarter was 14%, compared to 23% last quarter and 9% last year. The decrease in Stage 2 loans compared to last quarter primarily reflect an improvement in expected housing price growth and mortgage rates compared to a fairly pessimistic macroeconomic forecast in the prior quarter. The increase in Stage 2 loans compared to last year primarily reflects a deterioration in the forward-looking macroeconomic forecast as compared to the same quarter last year.

The performing loan allowance was consistent with the prior quarter and reflected continued strong borrower credit performance, and underlying volatility in the macroeconomic forecast with improved housing price growth but a softer near-term outlook for gross domestic product growth and a more pessimistic oil price forecast. The performing loan allowance increased $19 million (18%) from the prior year and reflects a more pessimistic macroeconomic forecast compared to last year.

Key economic variables incorporated into our ECL models are inherently prone to volatility on a forward-looking basis. Hindsight cannot be used, so while evolving macroeconomic assumptions may result in future forecasts that differ from those used in the ECL estimation as at April 30, 2023, those changes will be reflected in future periods.

In estimating the performing loan allowance, we continue to supplement our modeled ECL with expert credit judgements. These expert credit judgements account for the variability in the results provided by the models and consider the lagging impacts of typical credit cycles, where loan defaults occur in periods subsequent to the onset of a decline in macroeconomic conditions.

Impaired loan allowance

The current period allowance for impaired loans (Stage 3) was $47 million, compared to $46 million last quarter and $48 million last year. To determine allowances for impaired loans, we establish estimates through detailed analysis of both the overall quality and ultimate marketability of the security held against each impaired account on a  case-by-case basis.

Provision for credit losses

The current quarter provision for credit losses on total loans as a percentage of average loans was a 12 basis points charge, compared to a 9 basis point recovery last quarter and a 14 basis point charge last year.

	For the three months ended			Change from		For the six months ended		Change from
(unaudited)	April 30	January 31	April 30	April 30		April 30	April 30	April 30
(as a % of average loans)	2023	2023	2022	2022		2023	2022	2022
Provision for (recovery of) credit losses Performing loans	-%	0.03%	-%	-	bp	0.02%	(0.01)%	3	bp
Impaired loans	0.12	(0.12)	0.14	(2)		(0.01)	0.13	(14)
Total	0.12	(0.09)	0.14	(2)		0.01	0.12	(11)
Write-offs	0.13	0.03	0.11	2		0.08	0.10	(2)

bp – basis point

CWB 2023 Second Quarter Report	14

Management’s Discussion and Analysis

The impaired loan provision for credit losses in the second quarter was a charge of $10 million, compared to a $12 million recovery last quarter and a $12 million charge last year. The current quarter impaired loan provision for credit losses represented 12 basis points as a percentage of average loans and remains below our five-year historical average of 19 basis points. The prior quarter impaired loan recovery primarily reflected the reversal of a previously recognized impaired loan write-off.

A nil estimated provision for credit losses on performing loans decreased compared to a charge of $3 million last quarter and was consistent with last year. For further details on the estimation of the performing loan allowance, see the Performing loan allowance section.

Deposits and Funding

Total deposits were up $0.1 billion from last quarter and $2.0 billion from last year. Branch-raised deposits were down 2% ($0.3 billion) from last quarter and up 3% ($0.5 billion) from last year.

				Change from
(unaudited)	April 30	January 31	April 30	April 30
(millions)	2023	2023	2022	2022
Deposits by source and type
CWB Financial Group branch-raised
Demand and notice	$13,988	$14,228	$14,724	(5)%
Term	6,391	6,499	5,128	25
	20,379	20,727	19,852	3

Broker term	8,982	8,242	6,993	28
Capital markets	3,895	4,145	4,444	(12)
Total deposits	$33,256	$33,114	$31,289	6%

Q2 2023 vs. Q1 2023

Branch-raised demand and notice deposits were down 2%, as we intentionally exited select higher cost non full-service client relationships early in the quarter. Through the second half of the quarter, we delivered solid growth of demand and notice deposits. Branch-raised fixed term deposits decreased 2%, as we chose to replace select non full-service fixed term deposit maturities with broker term deposits at a lower relative cost.

Capital market deposits decreased by 6% from last quarter due to a senior deposit note maturity, which was replaced with broker term deposits due to lower relative cost. Capital market deposits now represent 12% of total deposits, compared to 13% last quarter.

Broker-sourced deposits increased 9% from last quarter and represent 27% of total deposits, up from 25% last quarter. While our preference is to raise relationship-based branch-raised deposits, the broker deposit market continues to be a deep and efficient source to raise insured fixed term retail deposits and has proven to be a reliable and effective way to access funding and liquidity over a wide geographic base. At times broker-sourced deposits also reflect a lower relative cost. We raise only fixed term broker deposits, with terms to maturity between one and five years.

Q2 2023 vs. Q2 2022

Total deposits were up 6% annually. Branch-raised deposits increased 3%, as a 25% increase in fixed term deposits was partially offset by a 5% decline in demand and notice deposits. Lower branch-raised demand and notice deposits primarily reflect a shift in client deposits to branch-raised term deposits, due to a change in client preference in the elevated interest rate environment, which more than offset demand and notice deposit growth from net new full-service client additions.

As a percentage of total deposits, broker deposits increased to 27% this quarter compared to 22% last year, and capital market deposits decreased to 12% compared to 14% last year.

Securitization

Securitized leases, loans and mortgages are reported on-balance sheet with total loans. The gross amount of securitized leases and loans recorded on the balance sheet as at April 30, 2023 was $2.1 billion, up from $2.0 billion last quarter and $1.9 billion last year. The gross amount of mortgages securitized under the National Housing Act Mortgage Backed Securities (NHA MBS) program was $1.4 billion, down from $1.5 billion last quarter and last year. Year-to-date funding from the securitization of leases, loans and mortgages was $539 million, down from $633 million last year.

Securitization funding of $3.3 billion, recorded as debt on our balance sheet, increased 1% from last quarter and 21% from last year.

CWB 2023 Second Quarter Report	15

Management’s Discussion and Analysis

Other Assets and Other Liabilities

Other assets totaled $976 million as at April 30, 2023, compared to $963 million last quarter and $969 million last year. The change from last quarter was primarily driven by higher accounts receivable balances. Compared to last year, the increase reflects higher property and equipment balances, primarily associated with our expanding national footprint, partially offset by lower fair values of favourable derivative contracts used for interest rate risk management purposes.

Other liabilities totaled $1.2 billion as at April 30, 2023, compared to $917 million last quarter and $858 million last year. The increase from last quarter reflects higher securities sold under repurchase agreements and higher accounts payable balances. The increase from last year reflects higher accounts payable balances, higher securities sold under repurchase agreements and an increase in the liability recognized for unfavourable derivative contracts used for interest rate risk management purposes, partially offset by lower cheques and other items in transit.

Interest Rate Sensitivity

Note 12 of the interim consolidated financial statements for the period ended April 30, 2023, provides the asset-liability gap position for select time intervals and information on the estimated impact of a one-percentage point increase or decrease in interest rates on net interest income and other comprehensive income. The analysis is a static measurement of interest rate sensitivity gaps at a specific point in time, and there is potential for these gaps to change significantly over a short period. The actual impact on earnings from changes in market interest rates will depend on both the magnitude of and speed with which interest rates change, net growth of interest sensitive assets and liabilities and the composition of that growth, as well as the size and maturity structure of the cumulative interest rate gap position and the management of those positions over time.

We maintain an asset-liability structure and interest rate sensitivity within our established policies through pricing and product initiatives, as well as the use of interest rate swaps and other appropriate strategies. Differences in the respective sensitivity of net interest income and other comprehensive income to changes in interest rates compared to last year primarily reflects the current interest rate environment and balance sheet composition.

Off-Balance Sheet

Wealth management assets under management and administration were $8.1 billion as at April 30, 2023, compared to $8.3 billion last quarter and last year, as market growth was offset by the transfer of certain non-managed assets under administration to branch raised deposits within continuing client relationships. Indigenous Services assets under advisement were $2.2 billion as at April 30, 2023, compared to $1.9 billion last quarter and $2.0 billion last year, and reflect new client acquisitions.

Other assets under administration totaled $15.1 billion at quarter end, up from $14.3 billion last quarter and $14.5 billion last year. The increase from last quarter and last year reflects the combined impact of new and existing client growth in CWB Trust Services and an increase in the market value of underlying assets.

Other off-balance sheet items are comprised of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and contractual purchase obligations. We do not utilize, nor do we have exposure to, collateralized debt obligations or credit default swaps. Further information is provided in Note 10 of the interim consolidated financial statements for the periods ended April 30, 2023.

Capital Management

OSFI requires Canadian financial institutions to manage and report regulatory capital in accordance with the Basel III capital management framework. We currently report regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, which requires us to carry significantly more capital for certain of our credit exposures compared to requirements under the AIRB methodology. For this reason, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks and other financial institutions that utilize the AIRB methodology. Our required minimum regulatory capital ratios, including a 250 basis point capital conservation buffer, are 7.0% CET1, 8.5% Tier 1 and 10.5% Total capital.

Subordinated debentures

On December 22, 2022, we issued $150 million of Series H Non-Viability Contingent Capital (NVCC) subordinated debentures with a fixed annual interest rate of 5.937% until December 22, 2027. Further information is provided in Note 7 of the interim consolidated financial statements for the period ended January 31, 2023.

CWB 2023 Second Quarter Report	16

Management’s Discussion and Analysis

Regulatory Capital and Capital Adequacy Ratios

(unaudited)	April 30	January 31	April 30
(millions)	2023	2023	2022
Regulatory capital
CET1 capital before deductions	$3,373	$3,310	$3,044
Net CET1 deductions(1)	(323)	(321)	(328)
CET1 capital	3,050	2,989	2,716
Tier 1 capital	3,625	3,564	3,291
Total capital	4,272	4,211	3,767
Risk-weighted assets	$32,676	$32,802	$30,528
Capital adequacy ratios
CET1	9.3%	9.1%	8.9%
Tier 1	11.1	10.9	10.8
Total	13.1	12.8	12.3
Leverage	8.3	8.3	8.3

(1)	In Q2 2020, OSFI introduced transitional arrangements related to the capital treatment of performing loan allowances, resulting in a portion of allowances that would otherwise be included in Tier 2 capital to be included. The transitional arrangement concluded at the end of fiscal 2022 and did not impact CET1 and Tier 1 capital (April 30, 2022 – $3 million) and CET1 and Tier 1 ratios after fiscal 2022 (April 30, 2022 – negligible impact). The transitional arrangement has no impact on the Total capital ratio.

Changes in Capital Ratios

The CET1 capital ratio of 9.3% increased 20 basis points from last quarter and 40 basis points from last year. Compared to last quarter, a higher CET1 capital ratio primarily reflected an approximately 15 basis point increase associated with the adoption of CAR 2023, retained earnings growth and a decrease in accumulated other comprehensive loss related to FVOCI securities. The increase from prior year reflected the adoption of CAR 2023, common shares issued under our ATM program and retained earnings growth, partially offset by risk-weighted asset growth and a decrease in accumulated other comprehensive loss related to FVOCI securities.

The Tier 1 capital ratio of 11.1% increased 20 basis points from last quarter and 30 basis points from last year, primarily due to the proportional impact of the same factors noted above.

The Total capital ratio of 13.1% increased 30 basis points from last quarter and 80 basis points from last year. Compared to last quarter, the increase primarily reflects the proportional impact of the same factors noted above. Compared to last year, the increase is primarily due to the issuance of our $150 million Series H NVCC subordinated debentures in the first quarter of 2023 and the proportional impact of the same factors noted above.

ATM Program

No common shares were issued under the ATM program in the quarter.

On June 1, 2022, we re-established an ATM program to allow the periodic issuance up to a total of $150 million of common shares, at our discretion and if needed, at the prevailing market price, under a prospectus supplement to the CWB short-term base shelf prospectus, which expires on July 1, 2024. Under the existing ATM program, we have issued 4,501,766 common shares for gross proceeds of $111 million, or net proceeds of $109 million after commissions and other issuance costs. The ATM program was re-established following the termination of the previous ATM program established on May 31, 2021, due to the sale of most of the $150 million common shares approved under the previous program.

(unaudited)	For the three months ended		For the six months ended
(thousands, except per share amounts)	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
Common shares issued(1)	-	1,319	1,835	2,058
Average price per share	$-	$35.33	$24.53	$36.46
Gross proceeds	-	46,618	44,998	75,038
Net proceeds(2)	-	45,842	44,253	73,767

(1)	During the six months ended April 30, 2023, all shares issued were under the new ATM program. During the six months ended April 30, 2022, all shares issued were under the previous ATM program.
(2)	Gross proceeds less sales commissions and other issuance costs.

Dividends and LRCN Distributions

Common shareholders received a quarterly cash dividend of $0.32 per common share on March 23, 2023. On May 25, 2023, our Board of Directors declared a cash dividend of $0.33 per common share, payable on June 22, 2023 to shareholders of record on June 8, 2023. This quarterly dividend is up one cent, or 3%, from the dividend declared last quarter and up two cents, or 6%, from one year ago.

Consistent with the dividends paid to preferred shareholders on April 30, 2023, the Board of Directors also declared cash dividends of $0.2688125 per Series 5 and $0.375 per Series 9 preferred shares, all payable on July 31, 2023 to shareholders of record on July 24, 2023.

On April 30, 2023, Series 1 NVCC Limited Recourse Capital Notes (LRCN) note holders received a semi-annual coupon payment of $30 per $1,000 principal amount of notes outstanding (Q2 2022 – $30), reflecting a total coupon payment of $5 million (Q2 2022 – $5 million), recorded in common shareholders’ net income on an after-tax basis.

CWB 2023 Second Quarter Report	17

Management’s Discussion and Analysis

On January 31, 2022, Series 2 NVCC LRCN note holders received a semi-annual coupon payment of $25 per $1,000 principal amount of notes outstanding, reflecting a total payment of $4 million.

Further information related to our capital position is provided in Note 15 of the audited consolidated financial statements for the year ended October 31, 2022 and Note 8 of the interim consolidated financial statements for the periods ended April 30, 2023.

Book Value per Common Share

Book value per common share as at April 30, 2023 of $34.90 was up 2% from last quarter and 4% from last year. The increase from last quarter primarily reflects retained earnings growth and lower accumulated other comprehensive losses related to FVOCI securities. The increase from last year primarily reflects retained earnings growth, partially offset by an increase in the number of common shares outstanding and higher accumulated other comprehensive income losses related to FVOCI securities.

Regulatory Updates

Basel III Reforms and Pillar 3 Disclosures

On January 31, 2022, OSFI released the finalized CAR 2023 guidelines related to the implementation of Basel III reforms in Canada, which includes adjustments to the calculation of risk-weighted assets under both the Standardized approach and the internal ratings-based approach to credit risk, operational risk, and credit valuation adjustments, as well as to the AIRB capital floors. On the same date, OSFI released the Small and Medium-Sized Deposit-taking Institutions (SMSBs) Capital and Liquidity Requirements, which considers proportionality and provides simplified capital and liquidity requirements for SMSBs of various sizes. OSFI also released the final Pillar 3 Disclosure Guideline, which lists the disclosures required for SMSBs and their respective implementation date. Based on our total assets, we qualify as a Category I SMSB.

The CAR 2023 guidelines and associated disclosure requirements became effective on February 1, 2023 which increased our CET1 capital ratio by approximately 15 basis points on adoption due to an overall reduction in risk-weighted asset density.

Significant Changes in Accounting Policies and Financial Statement Presentation

The unaudited interim consolidated financial statements for the periods ended April 30, 2023 were prepared using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2022. Additional discussion on future accounting standards that may impact CWB are included in Note 1 of the audited consolidated financial statements for the year ended October 31, 2022 and Note 2 of the unaudited interim consolidated financial statements for the periods ended April 30, 2023.

Controls and Procedures

There were no significant changes in our disclosure controls and procedures and internal controls over financial reporting that occurred during the period ended April 30, 2023 that have materially affected, or are reasonably likely to materially affect, our disclosures of required information and internal controls over financial reporting. Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee’s recommendation, approved by the Board of Directors.

Third-party Credit Ratings

The following table summarizes our current credit ratings issued by DBRS Morningstar, as well as the corresponding rating agency outlook.

		Long-term senior	Subordinated debentures	Preferred shares	Limited recourse capital
	Short-term	debt and long-term
	instruments	deposits	(NVCC)	(NVCC)	notes (NVCC)
Rating	R1 (low)	A (low)	BBB (low)	Pfd-3	BB (high)
Outlook	Stable	Stable	Stable	Stable	Stable

Credit ratings do not consider market price or address the suitability of any financial instrument for a particular investor and are not recommendations to purchase, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the rating organization.

CWB 2023 Second Quarter Report	18

Management’s Discussion and Analysis

Updated Share Information

At May 19, 2023, there were 96,307,801 common shares and 2,272,901 stock options outstanding. For additional information on share capital and stock options, see Notes 15 and 16 of the audited annual consolidated financial statements for the year ended October 31, 2022 and Notes 8 and 9 of the interim consolidated financial statements for the periods ended April 30, 2023.

Dividend Reinvestment Plan

CWB common shares (TSX: CWB) and preferred shares (TSX: CWB.PR.B; CWB.PR.D) are deemed eligible by CWB to participate in CWB’s dividend reinvestment plan (the Plan). The Plan provides holders of eligible shares of CWB the opportunity to direct cash dividends toward the purchase of CWB common shares. Further details for the Plan are available on CWB’s website.

Summary of Quarterly Financial Information

	2023		2022				2021
(thousands)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue	$264,414	$272,891	$279,838	$271,712	$258,761	$265,976	$260,624	$263,215
Common shareholders’ net income	70,040	94,363	67,687	80,809	74,164	87,642	89,998	86,280
Pre-tax, pre-provision income	118,248	129,030	132,528	132,346	119,919	137,110	122,747	137,586
Earnings per common share
Basic	0.73	0.99	0.72	0.88	0.82	0.98	1.01	0.99
Diluted	0.73	0.99	0.72	0.88	0.82	0.97	1.01	0.98
Adjusted	0.74	1.02	0.88	0.90	0.84	0.99	1.03	1.01
Total assets (millions)	42,228	41,706	41,428	40,392	38,915	37,673	37,314	36,641

The financial results for each of the last eight quarters are summarized above. For additional details on variations between the prior quarters, refer to the Summary of Quarterly Results section of our annual MD&A for the years ended October 31, 2022 and 2021, and the individual quarterly reports to shareholders, which are available on SEDAR at www.sedar.com and on our website at www.cwb.com.

CWB 2023 Second Quarter Report	19

Consolidated Balance Sheets

		As at	As at	As at
(unaudited)		April 30	January 31	October 31
($ thousands)		2023	2023	2022
Assets
Cash Resources	(Note 3)
Cash and non-interest bearing deposits with financial institutions		$127,615	$38,489	$81,228
Interest bearing deposits with financial institutions		26,438	49,341	26,833
Cheques and other items in transit		22,408	9,482	7,918
		176,461	97,312	115,979
Securities	(Note 3)
Issued or guaranteed by Canada		3,568,256	3,602,296	3,910,821
Issued or guaranteed by a province or municipality		386,733	392,720	448,947
Other securities		136,008	132,057	159,027
		4,090,997	4,127,073	4,518,795
Securities Purchased under Resale Agreements		-	268,004	-
Loans	(Note 4)
Personal		7,215,454	7,214,110	6,951,826
Business		29,935,141	29,202,546	28,953,796
		37,150,595	36,416,656	35,905,622
Allowance for credit losses		(166,232)	(165,371)	(161,818)
		36,984,363	36,251,285	35,743,804
Other
Property and equipment		145,950	148,859	153,026
Goodwill		138,701	138,701	138,701
Intangible assets		225,132	220,570	223,921
Derivatives		86,315	88,624	110,521
Other assets		379,924	365,947	422,805
		976,022	962,701	1,048,974
Total Assets		$42,227,843	$41,706,375	$41,427,552

Liabilities and Equity
Deposits	(Note 5)
Personal		$19,267,551	$17,841,460	$17,181,571
Business and government		13,987,982	15,272,389	15,828,891
		33,255,533	33,113,849	33,010,462
Other
Cheques and other items in transit		40,105	32,762	33,187
Securities sold under repurchase agreements	(Note 6)	157,275	-	247,354
Derivatives		125,551	125,973	156,081
Other liabilities		866,523	758,759	789,599
		1,189,454	917,494	1,226,221
Debt
Debt related to securitization activities	(Note 6)	3,323,883	3,280,106	3,084,091
Subordinated debentures	(Note 7)	523,032	522,962	373,802
		3,846,915	3,803,068	3,457,893
Equity
Preferred shares	(Note 8)	250,000	250,000	250,000
Limited recourse capital notes	(Note 8)	325,000	325,000	325,000
Common shares	(Note 8)	1,004,667	1,002,714	956,061
Retained earnings		2,419,393	2,380,149	2,317,146
Share-based payment reserve		28,065	27,854	27,466
Accumulated other comprehensive loss		(91,184)	(113,753)	(142,697)
Total Equity		3,935,941	3,871,964	3,732,976
Total Liabilities and Equity		$42,227,843	$41,706,375	$41,427,552

The accompanying notes are an integral part of the interim consolidated financial statements.

CWB 2023 Second Quarter Report	20

Consolidated Statements of Income

		For the three months ended		For the six months ended
(unaudited)		April 30	April 30	April 30	April 30
($ thousands, except per share amounts)		2023	2022	2023	2022
Interest Income	(Note 13)
Loans		$543,987	$332,252	$1,071,714	$664,406
Securities		15,890	7,108	31,527	13,157
Deposits with financial institutions		1,896	85	4,181	130
		561,773	339,445	1,107,422	677,693
Interest Expense
Deposits		301,245	96,543	576,983	184,737
Debt		30,005	16,793	57,636	33,775
		331,250	113,336	634,619	218,512
Net Interest Income		230,523	226,109	472,803	459,181
Non-interest Income		14,890	16,211	29,940	32,006
Wealth management services
Credit related		10,825	9,311	21,416	19,057
Retail services		2,683	2,518	5,253	5,250
Trust services		2,577	2,482	5,084	4,901
Losses on securities, net		(4)	(56)	(51)	(52)
Other		2,920	2,186	2,860	4,394
		33,891	32,652	64,502	65,556
Total Revenue		264,414	258,761	537,305	524,737
Provision for Credit Losses	(Notes 3 and 4)	10,337	11,239	1,824	20,337
Non-interest Expenses		93,317	86,729	185,034	170,989
Salaries and employee benefits
Premises and equipment		30,327	30,220	60,601	55,451
Other expenses		24,744	24,508	49,970	46,424
		148,388	141,457	295,605	272,864
Net Income before Income Taxes		105,689	106,065	239,876	231,536
Income Taxes		28,463	24,671	62,272	56,416
Net Income		77,226	81,394	177,604	175,120
Preferred share dividends and limited recourse capital note distributions		7,186	7,230	13,201	13,314
Common Shareholders’ Net Income		$70,040	$74,164	$164,403	$161,806

Average number of common shares (in thousands)		96,266	90,585	95,736	90,113
Average number of diluted common shares (in thousands)		96,270	90,827	95,749	90,413
Earnings Per Common Share
Basic		$0.73	$0.82	$1.72	$1.80
Diluted		0.73	0.82	1.72	1.79

The accompanying notes are an integral part of the interim consolidated financial statements.

CWB 2023 Second Quarter Report	21

Consolidated Statements of Comprehensive Income

	For the three months ended		For the six months ended
(unaudited)	April 30	April 30	April 30	April 30
($ thousands)	2023	2022	2023	2022
Net Income	$77,226	$81,394	$177,604	$175,120
Other Comprehensive Income (Loss), net of tax
Items that will be subsequently reclassified to net income
Debt securities measured at fair value through other comprehensive income
Gains (losses) from change in fair value(1)	21,917	(57,173)	42,659	(66,608)
Reclassification to net income, of (gains) losses in the period(2)	(39)	60	(20)	25
	21,878	(57,113)	42,639	(66,583)
Derivatives designated as cash flow hedges
Losses from change in fair value(3)	(6,128)	(6,813)	(2,365)	(5,362)
Reclassification to net income, of (gains) losses in the period(4)	7,835	(4,404)	12,280	(11,551)
	1,707	(11,217)	9,915	(16,913)
Items that will not be subsequently reclassified to net income
Unrealized gains (losses) on equity securities designated at fair value through other
comprehensive income(5)	(1,016)	-	(1,041)	246
	22,569	(68,330)	51,513	(83,250)
Comprehensive Income for the Period	$99,795	$13,064	$229,117	$91,870

(1)	Net of income tax of $6,605 and $14,001 for the three and six months ended April 30, 2023, respectively (2022 – $17,651 and $20,613).

(2)	Net of income tax of $18 and $8 for the three and six months ended April 30, 2023, respectively (2022 – $18 and $8).

(3)	Net of income tax of $2,056 and $715 for the three and six months ended April 30, 2023, respectively (2022 – $2,104 and $1,656).

(4)	Net of income tax of $2,379 and $3,806 for the three and six months ended April 30, 2023, respectively (2022 – $1,424 and $3,540).

(5)	Net of income tax of $300 and $309 for the three and six months ended April 30, 2023, respectively (2022 – $nil and $79).

The accompanying notes are an integral part of the interim consolidated financial statements.

CWB 2023 Second Quarter Report	22

Consolidated Statements of Changes in Equity

		For the six months ended
(unaudited)		April 30	April 30
($ thousands)		2023	2022
Preferred Shares	(Note 8)
Balance at beginning and end of period		$250,000	$250,000
Limited Recourse Capital Notes	(Note 8)
Balance at beginning and end of period		325,000	325,000
Common Shares	(Note 8)
Balance at beginning of period		956,061	809,435
Issued under at-the-market common equity distribution programs		44,998	75,038
Issued under dividend reinvestment plan		3,176	2,768
Transferred from share-based payment reserve on the exercise or exchange of options		432	523
Balance at end of period		1,004,667	887,764
Retained Earnings
Balance at beginning of period		2,317,146	2,120,795
Net income		177,604	175,120
Dividends and other distributions – Preferred shares and limited recourse capital notes		(13,201)	(13,314)
– Common shares		(61,411)	(53,975)
Issuance costs on at-the-market common equity distribution programs	(Note 8)	(745)	(1,271)
Balance at end of period		2,419,393	2,227,355
Share-based Payment Reserve	(Note 9)
Balance at beginning of period		27,466	26,016
Amortization of fair value of options		1,031	1,035
Transferred to common shares on the exercise or exchange of options		(432)	(523)
Balance at end of period		28,065	26,528
Accumulated Other Comprehensive Income (Loss)
Debt securities measured at fair value through other comprehensive income
Balance at beginning of period		(121,949)	(32,140)
Other comprehensive income (loss)		42,639	(66,583)
Balance at end of period		(79,310)	(98,723)
Derivatives designated as cash flow hedges
Balance at beginning of period		(21,672)	33,688
Other comprehensive income (loss)		9,915	(16,913)
Balance at end of period		(11,757)	16,775
Equity securities designated at fair value through other comprehensive income
Balance at beginning of period		924	1,091
Other comprehensive (loss) income		(1,041)	246
Balance at end of period		(117)	1,337
Total Accumulated Other Comprehensive Loss		(91,184)	(80,611)
Total Equity		$3,935,941	$3,636,036

The accompanying notes are an integral part of the interim consolidated financial statements.

CWB 2023 Second Quarter Report	23

Consolidated Statements of Cash Flows

		For the six months ended
(unaudited)		April 30	April 30
($ thousands)		2023	2022
Cash Flows from Operating Activities
Net income		$177,604	$175,120
Adjustments to determine net cash flows:
Accrued interest receivable and payable, net		87,695	(3,158)
Current income taxes receivable and payable, net		33,321	(18,114)
Depreciation and amortization		31,967	33,621
Amortization of fair value of employee stock options	(Note 9)	1,031	1,035
Losses on securities, net		51	52
Provision for credit losses	(Notes 3 and 4)	1,824	20,337
Deferred income taxes, net		(2,135)	(2,590)
Change in operating assets and liabilities:
Debt related to securitization activities, net		239,792	120,517
Deposits, net		245,071	1,322,528
Loans, net		(1,243,480)	(1,153,242)
Securities sold under repurchase agreements, net		(90,079)	-
Securities purchased under resale agreements, net		-	30,048
Other items, net		14,805	(72,756)
Net Cash from (used in) Operating Activities		(502,533)	453,398
Cash Flows from Financing Activities
Debentures issued, net of issuance costs	(Note 7)	149,160	-
Common shares issued, net of issuance costs	(Note 8)	44,253	73,767
Dividends and limited recourse capital note distributions		(71,436)	(64,521)
Repayment of lease liabilities		(7,057)	(6,927)
Net Cash from (used in) Financing Activities		114,920	2,319
Cash Flows from Investing Activities
Interest bearing deposits with financial institutions, net		395	(3,132)
Securities, purchased		(51,644)	(1,975,638)
Securities, sale proceeds		35,158	1,384,332
Securities, matured		483,765	109,609
Property, equipment and intangible assets		(26,102)	(23,744)
Net Cash from (used in) Investing Activities		441,572	(508,573)
Change in Cash and Cash Equivalents		53,959	(52,856)
Cash and Cash Equivalents at Beginning of Period		55,959	57,005
Cash and Cash Equivalents at End of Period*		$109,918	$4,149
* Represented by:
Cash and non-interest bearing deposits with financial institutions		$127,615	$75,402
Cheques and other items in transit (included in Cash Resources)		22,408	-
Cheques and other items in transit (included in Other Liabilities)		(40,105)	(71,253)
Cash and Cash Equivalents at End of Period		$109,918	$4,149

Supplemental Disclosure of Cash Flow Information
Interest and dividends received		$1,102,720	$697,524
Interest paid		526,920	214,869
Income taxes paid		45,417	48,058

The accompanying notes are an integral part of the interim consolidated financial statements.

CWB 2023 Second Quarter Report	24

Notes to Interim Consolidated Financial Statements

(unaudited)

($ thousands, unless otherwise noted)

1.	Basis of Presentation and Significant Accounting Policies

These unaudited condensed interim consolidated financial statements of Canadian Western Bank (CWB) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2022. These interim consolidated financial statements of CWB, headquartered at Suite 3000, 10303 Jasper Avenue, Edmonton, Alberta, have also been prepared in accordance with subsection 308 (4) of the Bank Act and the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). Under International Financial Reporting Standards (IFRS), additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2022.

The interim consolidated financial statements were authorized for issue by the Board of Directors on [May 25, 2023].

2.	Changes in Accounting Policy and Future Accounting Changes

We continue to monitor the IASB’s proposed changes to accounting standards. Although not expected to materially impact CWB’s consolidated financial statements in the current year, proposed changes may have an impact on future financial statements. Additional discussion on certain accounting standards that may impact CWB is included in Note 1 of the audited consolidated financial statements for the year ended October 31, 2022.

IAS 12 Income Taxes

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income Taxes). The amendments narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, there is recognition of a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. CWB adopted the amendments for our fiscal year beginning November 1, 2022 and there was no significant impact upon adoption.

3.	Securities

Unrealized Gains and Losses

Unrealized gains and losses related to debt securities and cash resources measured at fair value through other comprehensive income (FVOCI), debt securities measured at fair value through profit and loss (FVTPL) and equity securities designated at FVOCI are as follows:

	As at April 30, 2023				As at January 31, 2023
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost(3)	Gains	Losses	Value	Cost(3)	Gains	Losses	Value
Measured at FVOCI
Interest bearing deposits with financial institutions(1)	$26,438	$-	$-	$26,438	$49,341	$-	$-	$49,341
Debt securities issued or guaranteed by
Canada	3,656,950	362	89,056	3,568,256	3,715,597	407	113,708	3,602,296
A province or municipality	396,017	55	9,339	386,733	405,604	64	12,948	392,720
Other debt securities issued by United States Treasury	129,945	-	5,729	124,216	127,556	-	6,763	120,793
Measured at FVTPL
Other debt securities(2)	10,756	1,698	662	11,792	-	-	-	-
Designated at FVOCI
Other equity securities	-	-	-	-	9,964	1,698	398	11,264
Total	$4,220,106	$2,115	$104,786	$4,117,435	$4,308,062	$2,169	$133,817	$4,176,414

		As at October 31, 2022
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost(3)	Gains	Losses	Value
Measured at FVOCI
Interest bearing deposits with financial institutions(1)	$26,833	$-	$-	$26,833
Debt securities issued or guaranteed by
Canada	4,047,037	414	136,630	3,910,821
A province or municipality	465,377	67	16,497	448,947
Other debt securities issued by
United States Treasury	157,393	-	8,671	148,722
Designated at FVOCI
Other equity securities	8,972	1,617	284	10,305
Total	$4,705,612	$2,098	$162,082	$4,545,628

(1)	Included in cash resources on the consolidated balance sheets.

(2)	Gains/losses are recorded in other non-interest income in the consolidated statements of consolidated income.

(3)	The amortized cost of debt securities and cash resources measured at FVOCI is net of the estimated allowance for credit losses of $419 (January 31, 2023 – $481; October 31, 2022 – $498).

CWB 2023 Second Quarter Report	25

Notes to Interim Consolidated Financial Statements

Impairment

Impairment losses and recoveries on debt securities measured at FVOCI, estimated using an expected credit loss (ECL) approach, are recognized in the provision for credit losses in the consolidated statements of income and correspondingly reduce the accumulated changes in fair value recorded in OCI.

During the three and six months ended April 30, 2023, a reversal of the provision for credit losses of $62 and $79 (2022 – provision of $32 and a reversal of the provision for credit losses of $3), respectively, was recorded in the consolidated statements of income related to a change in the estimated allowance for credit losses on performing debt securities measured at FVOCI, all of which were in Stage 1 as at April 30, 2023 and 2022.

4.	Loans, Impaired Loans and Allowance for Credit Losses

Loans at Amortized Cost

Loans, including leases, which are measured at amortized cost and stated net of unearned income, unamortized premiums or discounts and allowances for credit losses, are originated or purchased with the objective to collect contractual cash flows and generating cash flows that satisfy the requirements of the solely payments of principal and interest test. Loan fees integral to the yield, net of transaction costs, are amortized to interest income using the effective interest method (EIR).

The composition of our loan portfolio by geographic region and industry sector follows:

									Composition Percentage
									April 30	January 31	October 31
($ millions)	BC	AB	ON	SK	QC	MB	Other	Total	2023	2023	2022
Personal(1)	$1,706	$1,947	$2,986	$274	$–	$160	$142	$7,215	19%	20%	19%

Business
General commercial loans	3,972	3,916	3,858	496	375	406	186	13,209	36	35	35
Commercial mortgages	3,853	2,653	555	236	61	130	–	7,488	20	20	21
Equipment financing and leasing(2)	913	1,499	1,356	457	739	288	363	5,615	15	15	15
Real estate project loans	1,638	823	532	87	90	58	–	3,228	9	9	9
Oil and gas production loans	66	330	–	–	–	–	–	396	1	1	1
	10,442	9,221	6,301	1,276	1,265	882	549	29,936	81	80	81
Total Loans(3)	$12,148	$11,168	$9,287	$1,550	$1,265	$1,042	$691	$37,151	100%	100%	100%
Composition Percentage
April 30, 2023	33%	30%	25%	4%	3%	3%	2%	100%
January 31, 2023	32%	31%	25%	4%	3%	3%	2%	100%
October 31, 2022	33%	31%	24%	4%	3%	3%	2%	100%

(1)	Includes mortgages securitized through the National Housing Act Mortgage Backed Securities program reported on-balance sheet of $1,428 (January 31, 2023 – $1,472; October 31, 2022 – $1,386).
(2)	Includes securitized leases reported on-balance sheet of $2,114 (January 31, 2023 – $2,005; October 31, 2022 – $2,125).
(3)	This table does not include an allocation of the allowance for credit losses.

Credit Quality

Internal Risk Ratings

Within our loan portfolios, borrowers are assigned a borrower risk rating (BRR) that reflects the credit quality of the obligor using industry and sector-specific risk models and expert credit judgment. BRRs are assessed and assigned at the time of loan origination and reviewed at least annually, with the exception of consumer loans and single unit residential mortgages. More frequent reviews are conducted for borrowers with weaker risk ratings, borrowers that trigger a review based on adverse changes in financial performance and borrowers requiring or requesting changes to credit facilities. Each BRR has a probability of default calibrated against it, which is estimated based on our historical loss experience for each risk segment or risk rating level, adjusted for forward-looking information. Our BRR scale broadly aligns to external ratings as follows:

	CWB Rating		Moody’s Investor
Description	Category	Standard & Poor’s	Services
Investment grade or low risk	1 to 6M	AAA to BBB-	Aaa to Baa3
Non-investment grade or medium risk	6L to 8L	BB+ to CCC+	Ba1 to Caa1
Watchlist or high risk	9H to 10L	CCC and below	Caa2 and below
Impaired	11 to 12	Default	Default

CWB 2023 Second Quarter Report	26

Notes to Interim Consolidated Financial Statements

Carrying Value of Exposures by Risk Rating

Gross carrying amounts of loans and the contractual amounts of committed but undrawn credit exposures and letters of credit, categorized based on internal risk ratings, are as follows:

	As at April 30, 2023
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Loans – Personal
Low risk	$4,026,014	$67,769	$–	$4,093,783
Medium risk	2,466,614	389,149	–	2,855,763
Watchlist or high risk	–	250,802	–	250,802
Impaired	–	–	15,106	15,106
Total	6,492,628	707,720	15,106	7,215,454
Allowance for credit losses	(1,155)	(3,292)	(288)	(4,735)
Total, net of allowance for credit losses	6,491,473	704,428	14,818	7,210,719

Loans – Business
Investment grade or low risk	3,294,685	349,488	–	3,644,173
Non-investment grade or medium risk	21,970,827	3,106,662	–	25,077,489
Watchlist or high risk	–	975,872	–	975,872
Impaired	–	–	237,607	237,607
Total	25,265,512	4,432,022	237,607	29,935,141
Allowance for credit losses	(63,750)	(51,185)	(46,562)	(161,497)
Total, net of allowance for credit losses	25,201,762	4,380,837	191,045	29,773,644

Total loans	31,758,140	5,139,742	252,713	37,150,595
Allowance for credit losses	(64,905)	(54,477)	(46,850)	(166,232)
Total Loans, Net of Allowance for Credit Losses	$31,693,235	$5,085,265	$205,863	$36,984,363

Committed but Undrawn Credit Exposures and Letters of Credit
Investment grade or low risk	$3,332,131	$52,586	$–	$3,384,717
Non-investment grade or medium risk	7,319,253	1,765,228	–	9,084,481
Watchlist or high risk	–	122,033	–	122,033
Total	10,651,384	1,939,847	–	12,591,231
Allowance for credit losses	(2,496)	(1,796)	–	(4,292)
Total, Net of Allowance for Credit Losses	$10,648,888	$1,938,051	$–	$12,586,939

	As at October 31, 2022
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Loans – Personal
Low risk	$4,100,671	$67,113	$–	$4,167,784
Medium risk	2,154,159	392,303	–	2,546,462
Watchlist or high risk	–	225,098	–	225,098
Impaired	–	–	12,482	12,482
Total	6,254,830	684,514	12,482	6,951,826
Allowance for credit losses	(1,043)	(2,749)	(140)	(3,932)
Total, net of allowance for credit losses	6,253,787	681,765	12,342	6,947,894

Loans – Business
Investment grade or low risk	2,976,113	525,305	–	3,501,418
Non-investment grade or medium risk	19,218,875	5,409,412	–	24,628,287
Watchlist or high risk	–	669,900	–	669,900
Impaired	–	–	154,191	154,191
Total	22,194,988	6,604,617	154,191	28,953,796
Allowance for credit losses	(48,736)	(62,599)	(46,551)	(157,886)
Total, net of allowance for credit losses	22,146,252	6,542,018	107,640	28,795,910

Total loans	28,449,818	7,289,131	166,673	35,905,622
Allowance for credit losses	(49,779)	(65,348)	(46,691)	(161,818)
Total Loans, Net of Allowance for Credit Losses	$28,400,039	$7,223,783	$119,982	$35,743,804

Committed but Undrawn Credit Exposures and Letters of Credit
Investment grade or low risk	$2,065,808	$97,635	$–	$2,163,443
Non-investment grade or medium risk	3,009,255	2,447,483	–	5,456,738
Watchlist or high risk	–	27,284	–	27,284
Total	5,075,063	2,572,402	–	7,647,465
Allowance for credit losses	(1,507)	(3,803)	–	(5,310)
Total, Net of Allowance for Credit Losses	$5,073,556	$2,568,599	$–	$7,642,155

CWB 2023 Second Quarter Report	27

Notes to Interim Consolidated Financial Statements

Impaired and Past Due Loans

Outstanding gross loans and impaired loans, net of allowance for credit losses, by loan type, are as follows:

	As at April 30, 2023					As at January 31, 2023
		Gross		Net		Gross		Net
	Gross	Impaired	Stage 3	Impaired	Gross	Impaired	Stage 3	Impaired
	Amount	Amount(1)	Allowance	Loans	Amount	Amount(1)	Allowance	Loans
Personal	$7,215,454	$15,106	$288	$14,818	$7,214,110	$15,325	$205	$15,120
Business
General commercial loans	13,208,502	68,137	25,155	42,982	12,672,331	140,392	31,486	108,906
Commercial mortgages(2)	7,487,951	125,672	14,708	110,964	7,453,703	55,477	7,734	47,743
Equipment financing and leasing	5,614,771	26,995	5,639	21,356	5,513,553	23,544	5,975	17,569
Real estate project loans	3,228,123	16,803	1,060	15,743	3,260,815	38,940	1,060	37,880
Oil and gas production loans	395,794	–	–	–	302,144	–	–	–
	29,935,141	237,607	46,562	191,045	29,202,546	258,353	46,255	212,098
Total	$37,150,595	$252,713	$46,850	$205,863	$36,416,656	$273,678	$46,460	$227,218

	As at October 31, 2022
		Gross		Net
	Gross	Impaired	Stage 3	Impaired
	Amount	Amount(1)	Allowance	Loans
Personal	$6,951,826	$12,482	$140	$12,342
Business
General commercial loans	12,430,457	82,879	32,469	50,410
Commercial mortgages(2)	7,446,273	36,435	6,734	29,701
Equipment financing and leasing	5,546,163	22,965	6,788	16,177
Real estate project loans	3,199,515	11,912	560	11,352
Oil and gas production loans	331,388	–	–	–
	28,953,796	154,191	46,551	107,640
Total	$35,905,622	$166,673	$46,691	$119,982

(1)	Gross impaired loans include foreclosed assets with a carrying value of $2,393 (January 31, 2023 - $1,398; October 31, 2022 - $2,010). We pursue timely realization on foreclosed assets and do not use the assets for our own operations.
(2)	Multi-family residential mortgages are included in commercial mortgages.

Outstanding impaired loans, net of allowance for credit losses, by provincial location of security, are as follows:

	As at April 30, 2023			As at January 31, 2023
	Gross		Net	Gross		Net
	Impaired	Stage 3	Impaired	Impaired	Stage 3	Impaired
	Amount	Allowance	Loans	Amount	Allowance	Loans
Alberta	$140,035	$28,322	$111,713	$96,911	$21,580	$75,331
British Columbia	36,389	1,023	35,366	75,285	810	74,475
Ontario	31,330	11,462	19,868	54,635	17,845	36,790
Quebec	20,486	788	19,698	21,851	791	21,060
Saskatchewan	16,372	4,402	11,970	16,512	4,684	11,828
Manitoba	5,334	371	4,963	4,609	315	4,294
Other	2,767	482	2,285	3,875	435	3,440
Total	$252,713	$46,850	$205,863	$273,678	$46,460	$227,218

	As at October 31, 2022
	Gross		Net
	Impaired	Stage 3	Impaired
	Amount	Allowance	Loans
Alberta	$75,398	$20,980	$54,418
British Columbia	21,029	699	20,330
Ontario	51,369	22,192	29,177
Quebec	4,628	757	3,871
Saskatchewan	4,757	1,165	3,592
Manitoba	1,632	308	1,324
Other	7,860	590	7,270
Total	$166,673	$46,691	$119,982

Loans are considered past due when a customer has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired:

	As at April 30, 2023
	1 – 30 days	31 – 60 days	61 – 90 days	Total
Personal	$93,668	$38,912	$3,245	$135,825
Business	118,412	40,132	6,471	165,015
Total	$212,080	$79,044	$9,716	$300,840

Total as at January 31, 2023	$167,856	$28,705	$31,965	$228,526
Total as at October 31, 2022	$174,127	$77,308	$46,997	$298,432

CWB 2023 Second Quarter Report	28

Notes to Interim Consolidated Financial Statements

Allowance for Credit Losses

The allowance for credit losses is our most significant accounting estimate. For impaired loans, the allowance for credit losses is estimated as the difference between the carrying value of the loan and the present value of future cash flows. When future cash flows cannot be reliably estimated, the allowance is determined based on the fair value of the security or market price of the loan. The following disclosures are provided as an update to the information included in Note 6 of the audited consolidated financial statements for the year ended October 31, 2022.

For the performing loan allowance for credit losses, our underlying ECL models incorporate a number of assumptions which involve a significant degree of management judgment and estimation uncertainty that can have a significant impact on financial results. The key drivers in the estimation of ECL are changes in internal risk ratings attributable to credit quality, thresholds used to determine when a borrower has experienced a significant increase in credit risk, and changes in forward-looking information related to macroeconomic variables.

The forward-looking macroeconomic scenario described below is calibrated to an average of the large Canadian banks’ macroeconomic forecasts, and reflects our best estimate as at April 30, 2023 based on information available. The forecast reflects the slight improvement in economic conditions through a more optimistic house price outlook, and lower projected interest rates, offset by the continued slow down of GDP growth. Hindsight cannot be used, so while these evolving assumptions may result in future forecasts that differ from those used in the ECL estimation as at April 30, 2023, those changes will be reflected in future quarters.

The primary macroeconomic variables, for the next year and the remaining forecast period thereafter, used to estimate ECL are as follows:

	Forecast
	April 30	Remaining
Macroeconomic Variable	2024	Forecast Period
GDP growth, year over year	–%	2%
Unemployment rate	6	7
Housing price index growth, year over year	3	3
Three-month treasury bill rate	3.5	2.2
U.S. dollar/Canadian dollar exchange rate	$1.31	$1.27
WTI Oil price (U.S. dollar per barrel)	82	80

The primary macroeconomic variables impacting ECL for personal loan portfolios are unemployment rates and House Price Index (HPI) growth. Business portfolios are impacted by all of the variables in the table above, to varying degrees. Increases in unemployment rates and interest rates will generally correlate with higher ECL while increases in annual gross domestic product (GDP) growth, the WTI oil price, HPI housing price growth, and the U.S. dollar/Canadian dollar exchange rate will generally result in lower ECL.

ECL is sensitive to changes in both the scenario described above as well as the incorporation of multiple macroeconomic scenarios. Our models include a simulation incorporating a large volume of alternate macroeconomic scenarios into our ECL estimate. This approach resulted in an increase of approximately $6 million (January 31, 2023 – $11 million) to the performing loan allowance for credit losses at April 30, 2023, relative to using only the forecast scenario presented above.

In estimating the performing loan allowance, we continue to supplement our modeled ECL to reflect expert credit judgments. These expert credit judgments account for the variability in the results provided by the models and consider the impact of both tail-risk events and the lagging impacts of typical credit cycles, where loan defaults occur in periods subsequent to the onset of a decline in macroeconomic conditions. These expert credit judgments also allow us to incorporate the estimated impact of the withdrawal of government stimulus and support which cannot be modelled using historical data as they have not occurred to this extent in the past.

CWB 2023 Second Quarter Report	29

Notes to Interim Consolidated Financial Statements

Reconciliation

A reconciliation of changes in the allowance for credit losses related to loans, committed but undrawn credit exposures and letters of credit follows:

	For the three months ended April 30, 2023
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Personal
Balance at beginning of period	$1,208	$3,785	$206	$5,199
Transfers to (from)(1)
Stage 1	74	(74)	–	–
Stage 2	(92)	92	–	–
Stage 3	(1)	(16)	17	–
Net remeasurement(2)	(283)	(327)	155	(455)
New originations	277	–	–	277
Derecognitions and maturities	(24)	(149)	–	(173)
Provision for (reversal of) credit losses(3)	(49)	(474)	172	(351)
Write-offs	–	–	(97)	(97)
Recoveries	–	–	7	7
Balance at end of period	1,159	3,311	288	4,758
Business
Balance at beginning of period	57,900	60,602	46,254	164,756
Transfers to (from)(1)
Stage 1	10,812	(10,812)	–	–
Stage 2	(2,272)	2,272	–	–
Stage 3	(41)	(1,325)	1,366	–
Net remeasurement(2)	(11,909)	4,663	9,300	2,054
New originations	16,556	–	–	16,556
Derecognitions and maturities	(4,804)	(2,438)	(618)	(7,860)
Provision for (reversal of) credit losses(3)	8,342	(7,640)	10,048	10,750
Write-offs	–	–	(11,466)	(11,466)
Recoveries	–	–	1,726	1,726
Balance at end of period	66,242	52,962	46,562	165,766
Total Allowance for Credit Losses(4)	$67,401	$56,273	$46,850	$170,524

	For the six months ended April 30, 2023
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Personal
Balance at beginning of period	$1,047	$2,778	$140	$3,965
Transfers to (from)(1)
Stage 1	115	(115)	–	–
Stage 2	(219)	219	–	–
Stage 3	(1)	(37)	38	–
Net remeasurement(2)	(381)	721	284	624
New originations	646	–	–	646
Derecognitions and maturities	(48)	(255)	–	(303)
Provision for (reversal of) credit losses(3)	112	533	322	967
Write-offs	–	–	(200)	(200)
Recoveries	–	–	26	26
Balance at end of period	1,159	3,311	288	4,758
Business
Balance at beginning of period	50,239	66,373	46,551	163,163
Transfers to (from)(1)
Stage 1	14,090	(14,090)	–	–
Stage 2	(5,045)	5,045	–	–
Stage 3	(48)	(2,179)	2,227	–
Net remeasurement(2)	(17,048)	3,658	(3,236)	(16,626)
New originations	32,800	–	–	32,800
Derecognitions and maturities	(8,746)	(5,845)	(647)	(15,238)
Provision for (reversal of) credit losses(3)	16,003	(13,411)	(1,656)	936
Write-offs	–	–	(14,075)	(14,075)
Recoveries	–	–	15,742	15,742
Balance at end of period	66,242	52,962	46,562	165,766
Total Allowance for Credit Losses(4)	$67,401	$56,273	$46,850	$170,524

Represented by:
Loans	$64,905	$54,477	$46,850	$166,232
Committed but undrawn credit exposures and letters of credit(5)	2,496	1,796	–	4,292
Total Allowance for Credit Losses(4)	$67,401	$56,273	$46,850	$170,524

(1)	Represents stage movements prior to remeasurement of the allowance for credit losses.

(2)	Represents credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions, including changes in forward-looking macroeconomic forecasts and qualitative adjustments, and changes due to partial repayment.

(3)	Included in the provision for credit losses in the consolidated statements of income.

(4)	Allowances for credit losses related to debt securities measured at FVOCI, cash resources and other financial assets classified at amortized cost are excluded from the table above. See Note 3 for details related to the allowance for credit losses on debt securities measured at FVOCI. Cash resources and other financial assets classified at amortized cost are presented in the consolidated balance sheets, net of allowance for credit losses.

(5)	Included in other liabilities in the consolidated balance sheets.

CWB 2023 Second Quarter Report	30

Notes to Interim Consolidated Financial Statements

	For the three months ended April 30, 2022
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Personal
Balance at beginning of period	$901	$2,349	$438	$3,688
Transfers to (from)
Stage 1	25	(25)	-	-
Stage 2	(72)	72	-	-
Stage 3	-	(57)	57	-
Net remeasurement	(246)	217	136	107
New originations	269	-	-	269
Derecognitions and maturities	(42)	(145)	-	(187)
Provision for (reversal of) credit losses	(66)	62	193	189
Write-offs	-	-	(171)	(171)
Recoveries	-	-	21	21
Balance at end of period	835	2,411	481	3,727
Business
Balance at beginning of period	68,289	33,956	43,422	145,667
Transfers to (from)
Stage 1	1,909	(1,909)	-	-
Stage 2	(1,138)	1,138	-	-
Stage 3	(22)	(3,555)	3,577	-
Net remeasurement	(15,651)	18,718	7,793	10,860
New originations	10,963	-	-	10,963
Derecognitions and maturities	(5,138)	(5,667)	-	(10,805)
Provision for (reversal of) credit losses	(9,077)	8,725	11,370	11,018
Write-offs	-	-	(8,856)	(8,856)
Recoveries	-	-	1,810	1,810
Balance at end of period	59,212	42,681	47,746	149,639
Total Allowance for Credit Losses	$60,047	$45,092	$48,227	$153,366

	For the six months ended April 30, 2022
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Personal
Balance at beginning of period	$928	$2,299	$485	$3,712
Transfers to (from)
Stage 1	92	(92)	-	-
Stage 2	(195)	195	-	-
Stage 3	-	(65)	65	-
Net remeasurement	(471)	409	226	164
New originations	564	-	-	564
Derecognitions and maturities	(83)	(335)	(57)	(475)
Provision for (reversal of) credit losses	(93)	112	234	253
Write-offs	-	-	(268)	(268)
Recoveries	-	-	30	30
Balance at end of period	835	2,411	481	3,727
Business
Balance at beginning of period	64,624	38,702	38,812	142,138
Transfers to (from)
Stage 1	3,131	(3,131)	-	-
Stage 2	(2,258)	2,258	-	-
Stage 3	(33)	(3,920)	3,953	-
Net remeasurement	(21,914)	19,792	17,649	15,527
New originations	26,950	-	-	26,950
Derecognitions and maturities	(11,288)	(11,020)	(82)	(22,390)
Provision for (reversal of) credit losses	(5,412)	3,979	21,520	20,087
Write-offs	-	-	(16,372)	(16,372)
Recoveries	-	-	3,786	3,786
Balance at end of period	59,212	42,681	47,746	149,639
Total Allowance for Credit Losses	$60,047	$45,092	$48,227	$153,366

Represented by:
Loans	$57,738	$43,084	$48,227	$149,049
Committed but undrawn credit exposures and letters of credit	2,309	2,008	-	4,317
Total Allowance for Credit Losses	$60,047	$45,092	$48,227	$153,366

5.	Deposits

	As at April 30, 2023			As at January 31, 2023
		Business and			Business and
	Individuals	Government	Total	Individuals	Government	Total
Payable on demand	$30,587	$975,015	$1,005,602	$28,772	$1,162,095	$1,190,867
Payable after notice	6,944,238	6,037,983	12,982,221	6,321,697	6,715,198	13,036,895
Payable on a fixed date	12,292,726	6,974,984	19,267,710	11,490,991	7,395,096	18,886,087
Total	$19,267,551	$13,987,982	$33,255,533	$17,841,460	$15,272,389	$33,113,849

	As at October 31, 2022
		Business and
	Individuals	Government	Total
Payable on demand	$35,688	$1,314,615	$1,350,303
Payable after notice	6,654,784	6,456,577	13,111,361
Payable on a fixed date	10,491,099	8,057,699	18,548,798
Total	$17,181,571	$15,828,891	$33,010,462

CWB 2023 Second Quarter Report	31

Notes to Interim Consolidated Financial Statements

6.	Financial Assets Transferred But Not Derecognized

Securitization of leases and loans

We securitize equipment financing leases and loans to third parties. These securitizations do not qualify for derecognition as we continue to be exposed to certain risks associated with the leases and loans, therefore we have not transferred substantially all of the risk and rewards of ownership. As the leases and loans do not qualify for derecognition, the assets are not removed from the consolidated balance sheets and a securitization liability is recognized within debt related to securitization activities for the consideration received.

During the six months ended April 30, 2023, we securitized equipment financing leases and loans of $445,752 (2022 – $458,617) which were sold to third parties for cash proceeds of $395,195 (2022 – $412,191).

Securitization of residential mortgages

We securitize fully insured residential mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage Backed Securities (NHA MBS) program sponsored by Canada Mortgage and Housing Corporation (CMHC). The mortgage-backed securities are sold directly to third party investors, sold to the Canada Housing Trust (CHT) as part of the Canada Mortgage Bond (CMB) program or are held by us. The CHT issues CMBs, which are government guaranteed, to third party investors and uses resulting proceeds to purchase NHA MBS from us and other mortgage issuers in the Canadian market.

The third-party sale of the mortgage pools that comprise the NHA MBS does not qualify for derecognition as we retain the credit and interest rate risks associated with the mortgages, which represent substantially all of the risks and rewards associated with the transferred assets. As a result, the mortgages remain on the consolidated balance sheets as personal loans and are carried at amortized cost. Cash proceeds from the third-party sale of the mortgage pools, including those sold as part of the CMB program, are recognized within debt related to securitization activities. Certain transaction costs incurred are also capitalized and amortized using EIR.

During the six months ended April 30, 2023, we securitized residential mortgages of $145,773 (2022 – $231,266) which were sold to the CHT for cash proceeds of $143,701 (2022 – $220,381).

Details about the nature of transferred financial assets that do not qualify for derecognition and the associated liabilities follow:

	As at April 30, 2023		As at January 31, 2023
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Transferred Assets that do not Qualify for Derecognition
Securitized leases and loans	$2,114,328	$2,047,092	$2,004,639	$1,977,335
Securitized residential mortgages	1,422,450	1,416,006	1,469,919	1,461,717
Securities sold under repurchase agreements	157,275	157,275	-	-
	3,694,053	3,620,373	3,474,558	3,439,052

Associated Liabilities(1)	3,481,158	3,451,340	3,280,106	3,238,747
Net Position	$212,895	$169,033	$194,452	$200,305

	As at October 31, 2022
	Carrying	Fair
	Value	Value
Transferred Assets that do not Qualify for Derecognition
Securitized leases and loans	$2,124,604	$2,114,958
Securitized residential mortgages	1,156,550	1,149,055
Securities sold under repurchase agreements	247,354	247,354
	3,528,508	3,511,367

Associated Liabilities(1)	3,331,445	3,284,419
Net Position	$197,063	$226,948

(1)	Associated liabilities consist of $1,926,031 related to securitized leases and loans (January 31, 2023 – $1,826,559; October 31, 2022 – $1,935,812), $1,397,852 related to residential mortgages securitized through the NHA MBS program (January 31, 2023 – $1,453,547; October 31, 2022 – $1,148,279), and $157,275 related to securities sold under repurchase agreements (January 31, 2023 - nil; October 31, 2022 - $247,354).

As at April 30, 2023, we have securitized residential mortgages through the NHA MBS program totalling $5,445 with a fair value of $5,421 (January 31, 2023 – nil; October 31, 2022 – $229,052 with a fair value of $227,568) that were not transferred to third parties.

7.	Subordinated Debentures

On December 22, 2022, we issued $150,000 of Non-Viability Contingent Capital (NVCC) subordinated debentures with a fixed annual interest rate of 5.937% until December 22, 2027. Thereafter, the rate will be set quarterly at the daily compounded Canadian Overnight Repo Rate (CORRA) plus 291 basis points until maturity on December 22, 2032. We can redeem the debentures on or after December 22, 2027 subject to the prior written consent of OSFI.

Upon the occurrence of a trigger event (as defined by OSFI), each subordinated debenture will be automatically converted, without the consent of the holders, into CWB common shares. Conversion to common shares will be determined by dividing the debenture conversion value (the principal amount of the debenture plus accrued but unpaid interest times a multiplier of 1.5) by the common share value (the greater of (i) the floor price of $5.00 and (ii) the current market price calculated as the volume-weighted average trading price for the ten consecutive trading days ending on the day immediately prior to the date of the conversion).

CWB 2023 Second Quarter Report	32

Notes to Interim Consolidated Financial Statements

8.	Capital Stock

Share Capital

		For the six months ended
		April 30, 2023		April 30, 2022
		Number of		Number of
		Shares	Amount	Shares	Amount
Preferred Shares – Series 5
Outstanding at beginning and end of period		5,000,000	$125,000	5,000,000	$125,000
Preferred Shares – Series 9
Outstanding at beginning and end of period		5,000,000	125,000	5,000,000	125,000
		10,000,000	250,000	10,000,000	250,000

Limited Recourse Capital Notes – Series 1
Outstanding at beginning and end of period		175,000	175,000	175,000	175,000
Limited Recourse Capital Notes – Series 2
Outstanding at beginning and end of period		150,000	150,000	150,000	150,000
		325,000	325,000	325,000	325,000

Common Shares
Outstanding at beginning of period		94,326,112	956,061	89,390,335	809,435
Issued under at-the-market common equity distribution program		1,834,595	44,998	2,058,100	75,038
Issued under dividend reinvestment plan		131,889	3,176	74,591	2,768
Issued on exercise or exchange of options(1)	(Note 9)	15,205	432	46,255	523
		96,307,801	1,004,667	91,569,281	887,764
Total			$1,579,667		$1,462,764

(1)	Represents shares issued and amounts transferred from the share-based payment reserve to share capital upon cashless settlement of options exercised.

At-the-market (ATM) Common Equity Distribution Program

The current ATM program was established on June 1, 2022, under a prospectus supplement to the CWB short-form base shelf prospectus, and expires July 1, 2024. The ATM program allows us to incrementally issue up to $150 million worth of common shares, at our discretion, at the prevailing market price. The previous ATM program was effective May 31, 2021 and terminated with the establishment of the current ATM program.

	For the three months ended		For the six months ended
	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
Common shares issued(1)	–	1,319,400	1,834,595	2,058,100
Average price per share	$–	$35.33	$24.53	$36.46
Gross proceeds	–	46,618	44,998	75,038
Net proceeds(2)	–	45,842	44,253	73,767

(1)	During the six months ended April 30, 2023, all share issued were under the new ATM program. During the six months ended April 30, 2022, all shares issued were under the previous ATM program.
(2)	Gross proceeds less sales commissions and other issuance costs.

CWB 2023 Second Quarter Report	33

Notes to Interim Consolidated Financial Statements

9.	Share-based Payments

Stock Options

	For the three months ended
	April 30, 2023		April 30, 2022
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
Options	Options	Price	Options	Price
Balance at beginning of period	2,401,778	$29.98	1,944,964	$31.56
Exercised or exchanged	(91,930)	23.70	(32,429)	26.39
Balance at End of Period	2,309,848	$30.23	1,912,535	$31.65

	For the six months ended
	April 30, 2023		April 30, 2022
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
Options	Options	Price	Options	Price
Balance at beginning of period	1,871,717	$31.63	1,716,084	$30.04
Granted	570,049	24.23	363,378	37.03
Exercised or exchanged	(124,654)	23.70	(134,739)	25.76
Forfeited	(7,264)	32.72	(32,188)	31.61
Balance at End of Period	2,309,848	$30.23	1,912,535	$31.65

All exercised options are settled via cashless settlement, which provides the option holder the number of shares equivalent to the excess of the market value of the shares under option, determined at the exercise date, over the exercise price. During the six months ended April 30, 2023, option holders exchanged the rights to 124,654 (2022 – 134,739) options and received 15,205 (2022 – 46,255) shares in return by way of cashless settlement.

For the six months ended April 30, 2023, salary expense of $1,031 (2022 – $1,035) was recognized relating to the estimated fair value of options granted. The fair value of options granted during the six months ended April 30, 2023, which expire seven years after the grant date, was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 3.1% (2022 – 1.2%) (ii) expected option life of 5.0 years (2022 – 5.0 years), (iii) expected annual volatility of 34% (2022 – 34%) and (iv) expected annual dividends of 5.4% (2022 – 3.3%). The weighted average fair value of options granted was estimated at $4.18 per share (2022 – $7.06).

Further details related to stock options outstanding and exercisable at April 30, 2023 follow:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Prices	Options	Life (years)	Price	Options	Price
$24.23	570,049	6.6	$24.23	–	$–
$29.07 to $31.93	1,196,048	3.3	30.31	859,554	30.80
$35.15 to $37.03	543,751	4.2	36.34	199,894	35.15
Total	2,309,848	4.3	$30.23	1,059,448	$31.62

10.	Contingent Liabilities and Commitments

In the ordinary course of business, we are party to legal proceedings. Based on current knowledge, we do not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or results of operations.

CWB 2023 Second Quarter Report	34

Notes to Interim Consolidated Financial Statements

11.	Fair Value of Financial Instruments

Financial Assets and Liabilities by Measurement Basis

The following table provides the carrying amount of financial instruments by category as defined in IFRS 9 and by balance sheet heading. The table does not include assets and liabilities that are not considered financial instruments. The table also excludes assets and liabilities which are considered financial instruments, but are not recorded at fair value and for which the carrying amount approximates fair value.

							Fair Value
					Total		Under
		Amortized			Carrying		Carrying
As at April 30, 2023	Derivatives	Cost	FVOCI	FVTPL	Amount	Fair Value	Amount
Financial Assets
Cash resources	$–	$150,023	$26,438	$–	$176,461	$176,461	$–
Securities(1)	–	–	4,079,205	11,792	4,090,997	4,090,997	–
Loans(2)	–	37,205,218	–	–	37,205,218	36,821,036	(384,182)
Derivatives	86,315	–	–	–	86,315	86,315	–
Total	$86,315	$37,355,241	$4,105,643	$11,792	$41,558,991	$41,174,809	$(384,182)

Financial Liabilities
Deposits(2)	$–	$33,284,301	$–	$–	$33,284,301	$33,021,648	$(262,653)
Securities sold under repurchase agreements	–	157,275	–	–	157,275	157,275	–
Debt	–	3,846,915	–	–	3,846,915	3,844,850	(2,065)
Derivatives	125,551	–	–	–	125,551	125,551	–
Total	$125,551	$37,288,491	$–	$–	$37,414,042	$37,149,324	$(264,718)

As at January 31, 2023
Total Financial Assets	$88,624	$36,785,512	$4,176,414	$–	$41,050,550	$40,590,019	$(460,531)
Total Financial Liabilities	$125,973	$36,950,071	$–	$–	$37,076,044	$36,740,529	$(335,515)

As at October 31, 2022
Total Financial Assets	$110,521	$36,027,285	$4,545,628	$–	$40,683,434	$40,223,921	$(459,513)
Total Financial Liabilities	$156,081	$36,744,231	$–	$–	$36,900,312	$36,235,571	$(664,741)

(1)	Securities are comprised of $4,079,205 (January 31, 2023 – $4,115,809; October 31, 2022 – $4,508,490) measured at FVOCI and $nil (January 31, 2023 – $11,264; October 31, 2022 – $10,305;) designated at FVOCI.

(2)	Loans and deposits exclude deferred premiums, deferred revenue, allowance for credit losses and fair value hedge adjustments, which are not financial instruments.

Fair values are based on our best estimates based on market conditions and pricing policies at a certain point in time. Methods used to estimate the fair values of financial instruments remain unchanged from the audited consolidated financial statements for the year ended October 31, 2022.

The fair value estimates are subjective and involve particular assumptions and matters of judgment and, as such, may not be reflective of future fair values. Further information on how we estimate the fair value of financial instruments is included in Note 24 of the audited consolidated financial statements for the year ended October 31, 2022.

CWB 2023 Second Quarter Report	35

Notes to Interim Consolidated Financial Statements

Fair Value Hierarchy

We categorize fair value measurements of financial instruments according to a three-level hierarchy. Level 1 fair value measurements reflect unadjusted quoted prices in active markets for identical assets and liabilities that we can access at the measurement date. Level 2 fair value measurements are estimated using observable inputs, including quoted market prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and model inputs that are either observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 fair value measurements are determined using one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date.

The following table presents our financial assets and liabilities that are either carried at fair value on the balance sheet or where fair value is disclosed, categorized by level under the fair value hierarchy:

		Valuation Technique
As at April 30, 2023	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash resources	$176,461	$176,461	$-	$-
Securities	4,090,997	850,397	3,240,600	-
Loans	36,821,036	-	-	36,821,036
Derivatives	86,315	-	86,315	-
Total	$41,174,809	$1,026,858	$3,326,915	$36,821,036

Financial Liabilities
Deposits	$33,021,648	$-	$33,021,648	$-
Securities sold under repurchase agreements	157,275	-	157,275	-
Debt	3,844,850	-	3,844,850	-
Derivatives	125,551	-	125,551	-
Total	$37,149,324	$-	$37,149,324	$-

As at January 31, 2023
Financial Assets	$40,590,019	$970,240	$3,610,773	$36,009,006
Financial Liabilities	$36,740,529	$-	$36,740,529	$-

As at October 31, 2022
Financial Assets	$40,223,921	$1,119,819	$3,625,476	$35,478,626
Financial Liabilities	$36,235,571	$-	$36,235,571	$-

Financial instruments that are not carried on the balance sheet at fair value, but where fair values are disclosed above, include loans, deposits, securities sold under repurchase agreements and debt.

CWB 2023 Second Quarter Report	36

Notes to Interim Consolidated Financial Statements

12.	Interest Rate Sensitivity

Our exposure to interest rate risk as a result of a difference, or gap, between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 22 of the audited consolidated financial statements for the year ended October 31, 2022. The following table shows the gap position for selected time intervals.

Asset Liability Gap Positions

	Floating		3
	Rate and		Months	Total		More	Non-
	Within 1	1 to 3	to 1	Within	1 to 5	than	interest
($ millions)	Month	Months	Year	1 Year	Years	5 Years	Sensitive	Total
April 30, 2023
Assets
Cash resources and securities	$349	$599	$1,803	$2,751	$1,498	$-	$19	$4,268
Loans(1)	16,174	1,992	5,546	23,712	13,177	300	(205)	36,984
Other assets(2)	-	-	-	-	-	-	976	976
Derivative financial instruments(3)	2,098	388	2,535	5,021	3,870	70	365	9,326
Total	18,621	2,979	9,884	31,484	18,545	370	1,155	51,554
Liabilities and Equity
Deposits(1)	14,407	1,970	5,578	21,955	11,181	156	(36)	33,256
Securities sold under repurchase agreements	157	-	-	157	-	-	-	157
Other liabilities(2)	-	-	-	-	-	-	1,032	1,032
Debt	53	160	658	871	2,980	-	(4)	3,847
Equity	-	-	250	250	325	-	3,361	3,936
Derivative financial instruments(3)	6,485	28	-	6,513	2,308	141	364	9,326
Total	21,102	2,158	6,486	29,746	16,794	297	4,717	51,554
Interest Rate Sensitive Gap	$(2,481)	$821	$3,398	$1,738	$1,751	$73	$(3,562)	$-
Cumulative Gap	$(2,481)	$(1,660)	$1,738	$1,738	$3,489	$3,562	$-	$-
Cumulative Gap as a
Percentage of Total Assets	(4.8)%	(3.2)%	3.4%	2.6%	6.8%	6.9%	-%	-%

January 31, 2023
Cumulative Gap	$(1,402)	$(1,545)	$1,240	$1,240	$3,275	$3,396	$-	$-
Cumulative Gap as a Percentage of Total Assets	(2.9)%	(3.2)%	2.6%	2.6%	6.8%	7.0%	-%	-%

October 31, 2022
Cumulative Gap	$(1,793)	$(2,041)	$(452)	$(452)	$3,082	$3,221	$-	$-
Cumulative Gap as a Percentage of Total Assets	(3.7)%	(4.3)%	(0.9)%	(0.9)%	6.4%	6.7%	-%	-%

(1)	Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.
(2)	Accrued interest is excluded in calculating interest sensitive assets and liabilities.
(3)	Derivative financial instruments are included in this table at the notional amount.

The effective weighted average interest rates of financial assets and liabilities are shown below:

	Floating
	Rate and			Total		More
	Within 1	1 to 3	3 Months	Within 1	1 to 5	than 5
April 30, 2023	Month	Months	to 1 Year	Year	Years	Years	Total
Total Assets	6.7%	4.1%	4.0%	5.6%	4.1%	5.4%	5.0%
Total Liabilities	4.1	3.6	3.5	3.9	3.4	4.0	3.7
Interest Rate Sensitive Gap	2.6%	0.5%	0.5%	1.7%	0.7%	1.4%	1.3%

January 31, 2023
Total Assets	6.8%	4.2%	3.5%	5.6%	3.8%	5.6%	4.9%
Total Liabilities	4.0	3.7	3.1	3.8	3.3	3.5	3.6
Interest Rate Sensitive Gap	2.8%	0.5%	0.4%	1.8%	0.5%	2.1%	1.3%

October 31, 2022
Total Assets	6.0%	3.3%	3.5%	5.2%	3.5%	2.9%	4.5%
Total Liabilities	3.3	3.1	2.6	3.2	3.0	2.1	3.1
Interest Rate Sensitive Gap	2.7%	0.2%	0.9%	2.0%	0.5%	0.8%	1.4%

Based on the current interest rate gap position, it is estimated that a one-percentage point increase in interest rates would increase net interest income by approximately $8,829 (January 31, 2023 – $10,999; October 31, 2022 – $1,559) and a one-percentage point decrease in interest rates would decrease net interest income by approximately $8,246 (January 31, 2023 – $12,761; October 31, 2022 – $3,429). The analysis is a static measurement of interest rate sensitivity gaps at a specific point in time, and there is potential for these gaps to change significantly over a short period. The impact on common shareholders’ net income from changes in market interest rates depends on both the magnitude of and speed with which interest rates change, as well as the size and maturity structure of the cumulative interest rate gap position and the management of those positions over time.

CWB 2023 Second Quarter Report	37

Notes to Interim Consolidated Financial Statements

A one-percentage point increase in interest rates would decrease OCI by $69,968 (January 31, 2023 – $77,375; October 31, 2022 – $87,691), net of tax, and a one-percentage point decrease in interest rates would increase OCI by $72,245 (January 31, 2023 – $79,813; October 31, 2022 – $90,586), net of tax. The estimates are based on a number of assumptions and factors, which include: a constant structure in the interest sensitive asset and liability portfolios; interest rate changes affecting interest sensitive assets and liabilities by proportionally the same amount, except floor levels for various deposit liabilities and certain floating rate loans, and applied at the appropriate repricing dates; and no early redemptions.

13.	Interest Income

The composition of our interest income follows:

	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2023	2022	2023	2022
Loans measured at amortized cost(1)	$543,987	$332,252	$1,071,714	$664,406
Securities
Debt securities measured at FVOCI(1)	13,261	6,975	26,741	12,987
Securities purchased under resale agreements measured at amortized cost(1)	2,629	133	4,786	170
Deposits with regulated financial institutions measured at FVOCI(1)	1,896	85	4,181	130
Total	$561,773	$339,445	$1,107,422	$677,693

(1)	Interest income is calculated using the effective interest method.

14.	Capital Management

Capital for Canadian financial institutions is managed and reported in accordance with a capital management framework specified by OSFI commonly called Basel III. We currently utilize the Standardized approach for calculating risk-weighted assets for credit risk. Additional information about our capital management practices is provided in Note 27 of the audited consolidated financial statements for the year ended October 31, 2022 and in the Capital Management section of the Q2 2023 Management’s Discussion and Analysis, which also includes details on upcoming regulatory changes that are applicable to us.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well-capitalized and protect customer deposits, while providing a satisfactory return for shareholders.

Capital Structure and Regulatory Ratios

	As at	As at	As at
	April 30	January 31	October 31
	2023	2023	2022
Regulatory capital, net of deductions
Common equity Tier 1(1)	$3,050,042	$2,989,100	$2,861,456
Tier 1(1)	3,625,042	3,564,100	3,436,456
Total	4,271,749	4,210,557	3,925,118
Capital ratios
Common equity Tier 1	9.3%	9.1%	8.8%
Tier 1	11.1	10.9	10.6
Total	13.1	12.8	12.1
Leverage ratio(2)	8.3	8.3	8.1

(1)	In Q2 2020, OSFI introduced transitional arrangements related to the capital treatment of performing loan allowances, resulting in a portion of allowances that would otherwise be included in Tier 2 capital to be included. The transitional arrangement concluded at the end of fiscal 2022 and did not impact CET1 and Tier 1 capital (October 31, 2022 – $5,576) and CET1 and Tier 1 ratios after fiscal 2022 (October 31, 2022 – negligible impact). The transitional arrangement has no impact on the Total capital ratio.

During the six months ended April 30, 2023, we complied with all external capital requirements.

CWB 2023 Second Quarter Report	38

Shareholder Information

CWB Financial Group
Corporate Headquarters

Suite 3000, 10303 Jasper Avenue NW
CWB Place
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888

Fax: (780) 423-8897

cwb.com

Stock Exchange Listings

The Toronto Stock Exchange (TSX)
Common Shares: CWB

Series 5 Preferred Shares: CWB.PR.B
Series 9 Preferred Shares: CWB.PR.D

Transfer Agent and Registrar

Computershare

100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1
Telephone: (416) 263-9200

Toll-free: (800) 564-6253

Fax: (888) 453-0330

Website: www.computershare.com

Eligible Dividends Designation

CWB designates all common and preferred share dividends paid to Canadian residents as “eligible dividends”, as defined in the Income Tax Act (Canada), unless otherwise noted.

Dividend Reinvestment Plan

CWB’s dividend reinvestment plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage and commission fees. For information about participation in the plan, please contact the Transfer Agent and Registrar.

Investor Relations Department

CWB Financial Group

Suite 3000, 10303 Jasper Avenue NW
CWB Place

Edmonton, AB T5J 3X6
Telephone: (780) 508-8229

Toll-free: (800) 836-1886

Email: InvestorRelations@cwbank.com

More comprehensive investor information - including supplemental financial reports, quarterly financial releases, corporate presentations, corporate fact sheets and frequently asked questions - is available in the Investor Relations section at cwb.com.

Filings are available on the Canadian Securities Administrators' website at sedar.com.

Quarterly Conference Call and Webcast

CWB’s quarterly conference call and live audio webcast will take place on May 26, 2023 at 10:00 a.m. ET. The webcast will be archived on CWB’s website at cwb.com for sixty days. A replay of the conference call will be available until June 2, 2023, by dialing 1 (888) 390-0541 and entering passcode 376453#.

CWB 2023 Second Quarter Report	39